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EXHIBIT 99.1

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT ON FORM 10 RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

SUBJECT TO COMPLETION—DATED                 , 2018

INFORMATION STATEMENT

Garrett Transportation Systems Inc.

Common Stock

(par value $0.001 per share)

We are sending you this Information Statement in connection with the spin-off by Honeywell International Inc. (“Honeywell”) of its wholly owned subsidiary, Garrett Transportation Systems Inc. (the “Company” or “SpinCo”). To effect the spin-off, Honeywell will distribute all of the shares of SpinCo common stock on a pro rata basis to the holders of Honeywell common stock. We expect that the distribution of SpinCo common stock will be tax-free to holders of Honeywell common stock for U.S. federal income tax purposes, except for cash that stockholders may receive (if any) in lieu of fractional shares.

If you are a record holder of Honeywell common stock as of the close of business on                 , 2018, which is the record date for the distribution, you will be entitled to receive                 shares of SpinCo common stock for every share of Honeywell common stock that you hold on that date. Honeywell will distribute the shares of SpinCo common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of SpinCo common stock.

The distribution will be effective as of 11:59 p.m., New York City time, on                 , 2018. Immediately after the distribution becomes effective, SpinCo will be an independent, publicly traded company.

Honeywell’s stockholders are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. Honeywell stockholders will not be required to pay any consideration for the shares of SpinCo common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Honeywell common stock or take any other action in connection with the spin-off.

No trading market for SpinCo common stock currently exists. We expect, however, that a limited trading market for SpinCo common stock, commonly known as a “when-issued” trading market, will develop as early as one trading day prior to the record date for the distribution, and we expect “regular-way” trading of SpinCo common stock will begin on the first trading day after the distribution date. We intend to list SpinCo common stock on the New York Stock Exchange, under the ticker symbol “     .”

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 15 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                 , 2018.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

INDUSTRY AND MARKET DATA

This Information Statement includes industry and market data that we obtained from various third-party industry and market data sources. These third-party sources include IHS Markit (“IHS”), with respect to light vehicle market data, and IHS, Knibb, Gormezano & Partners and Power Systems Research, with respect to the worldwide total-vehicle and turbocharger markets. All such industry data is available publicly or for purchase and was not commissioned specifically for us. Forecasts based upon such data involve inherent uncertainties, and actual results regarding the subject matter of such forecasts are subject to change based upon various factors beyond our control.

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INFORMATION STATEMENT SUMMARY

In this Information Statement, unless the context otherwise requires:

•	The “Company,” “SpinCo,” “we,” “our” and “us” refer to Garrett Transportation Systems Inc. and its consolidated subsidiaries after giving effect to the Spin-Off; and

•	“Honeywell” or “Parent” refers to Honeywell International Inc. and its consolidated subsidiaries.

The transaction in which Honeywell will distribute to its stockholders all of the shares of our common stock is referred to in this Information Statement as the “Distribution” or the “Spin-Off.” Prior to Honeywell’s Distribution of the shares of our common stock to its stockholders, Honeywell will undertake a series of internal reorganization transactions, following which SpinCo will hold, directly or through its subsidiaries, Honeywell’s Transportation Systems business, which we refer to as the “Business.” We refer to this series of internal reorganization transactions as the “Reorganization Transactions.”

The Spin-Off

On October 10, 2017, Honeywell announced plans for the complete legal and structural separation of our Business from Honeywell. In reaching the decision to pursue the Spin-Off, Honeywell considered a range of potential structural alternatives for the Business and concluded that the Spin-Off is the most attractive alternative for enhancing stockholder value.

To effect the separation, first, Honeywell will undertake the series of Reorganization Transactions. Honeywell will subsequently distribute all of our common stock to Honeywell’s stockholders, and following the Distribution, SpinCo, holding the Business, will become an independent, publicly traded company.

Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Honeywell related to the Spin-Off. These agreements will govern the relationship between Honeywell and SpinCo up to and after completion of the Spin-Off and allocate between Honeywell and SpinCo various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions” for more information.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Honeywell has the right not to complete the Spin-Off if, at any time, Honeywell’s board of directors, or the “Honeywell Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Honeywell or its stockholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more information.

Following the Spin-Off, Honeywell and SpinCo will each have a more focused business that will be better positioned to invest more in growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. Given that SpinCo is the only Honeywell business primarily focused on the automotive industry, SpinCo will be better positioned as an independent company to properly channel and fund investments to capitalize on long-term industry needs. SpinCo plans to focus on industry leadership in attractive products and invest selectively in growth areas and continued operational excellence. We believe that SpinCo’s separation from Honeywell will allow Honeywell to focus on a simplified portfolio (with fewer end markets following the Spin-Off) that offers multiple platforms for both organic and inorganic growth and margin expansion through further deployment of the Honeywell Operating System. Further, the Spin-Off will allow our management team to devote its time and attention to the corporate strategies and policies that are based specifically on the needs of our Business. We plan to create incentives for our management and employees that are more closely tied to business performance and our stockholders’ expectations, which will help us attract and retain highly qualified personnel. Additionally, we believe the Spin-Off will help align our stockholder base with the characteristics and risk profile of our business. See “The Spin-Off—Reasons for the Spin-Off” for more information.

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Following the Spin-Off, we expect our common stock to trade on the New York Stock Exchange under the ticker symbol “                .”

On October 10, 2017, together with the announcement of the Spin-Off, Honeywell announced plans for the complete legal and structural separation of its Homes product portfolio and ADI global distribution business. We refer to this potential transaction as the “Homes Spin-Off.” The Homes Spin-Off is separate from the Spin-Off of our Company and neither spin-off is conditioned upon completion of the other.

Our Company

Our Company designs, manufactures and sells highly engineered turbocharger and electric-boosting technologies for light and commercial vehicle original equipment manufacturers (“OEMs”) and the aftermarket. We are a global technology leader with significant expertise in delivering products across gasoline, diesel, natural gas and electrified (hybrid and fuel cell) powertrains.

Our products are highly engineered for each individual powertrain platform, requiring close collaboration with our customers in the earliest years of powertrain and new vehicle design. Our turbocharging and electric-boosting products enable our customers to improve vehicle performance while addressing continually evolving and converging regulations that mandate significant increases in fuel efficiency and reductions in exhaust emissions worldwide. Market penetration of vehicles with a turbocharger is expected to increase from approximately 47% in 2017 to approximately 59% by 2022, according to IHS and other industry sources, which we believe will allow our business to grow at a faster rate than overall automobile production.

Our comprehensive portfolio of turbocharger, electric-boosting and connected vehicle technologies is supported by our five R&D centers, 13 close-to-customer engineering facilities and 13 factories, which are strategically located around the world. Our operations in each region have self-sufficient sales, engineering and production capabilities, making us a nimble local competitor, while our standardized manufacturing processes, global supply chain, worldwide technology R&D and size enable us to deliver the scale benefits, technology leadership, cross-regional support and extensive resources of a global enterprise. In high-growth regions, including China and India, we have established a local footprint, which has helped us secure strong positions with in-region OEM customers who demand localized engineering and manufacturing content but also require the capabilities and track record of a global leader.

We also sell our technologies in the global aftermarket through our distribution network of more than 160 distributors covering 180 countries. Through this network, we provide approximately 5,300 part-numbers and products to service garages across the globe. Our Garrett brand is a leading brand in the independent aftermarket for both service replacement turbochargers as well as high-end performance and racing turbochargers. We estimate that approximately 100 million vehicles on the road today utilize our products, further supporting our global aftermarket business. While there can be no assurances, we generally expect that our distribution network will continue to sell our technologies and be contractually obligated to us following the separation.

In addition, we have emerging opportunities in technologies, products and services that support the growing connected vehicle market, which include software focused on automotive cybersecurity and integrated vehicle health management (“IVHM”). For example, we are collaborating with tier-one suppliers on automotive cybersecurity software solutions and with several major OEMs on IVHM technologies.

Leading technology, continuous innovation, product performance and OEM engineering collaboration are central to our customer value proposition and a core part of our culture and heritage. In 1962, we introduced a

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turbocharger for a mass-produced passenger vehicle. Since then, we have introduced many other notable technologies in mass-production vehicles, such as turbochargers with variable geometry turbines, dual-boost compressors, ball-bearing rotors and electronically actuated controls, all of which vastly improve engine response when accelerating at low speeds and increase power at higher speeds, and enable significant improvements in overall engine fuel economy and exhaust emissions for both gasoline and diesel engines. Our portfolio today includes more than 1,400 patents and patents pending.

Building on our expertise in turbocharger technology, we have also developed electric-boosting technologies targeted for use in electrified powertrains, primarily hybrid and fuel cell vehicles. Our products include electric turbochargers and electric compressors that provide more responsive driving and optimized fuel economy in electrified vehicles. In addition, our early-stage and collaborative relationships with our global OEM customer base have enabled us to increase our knowledge of customer needs for vehicle safety and predictive maintenance to develop new connected and software-enabled products.

As of December 31, 2017, we employed approximately 6,000 full-time employees and 1,500 temporary and contract workers globally, including 1,200 engineers. Our Company was incorporated on March 14, 2018 as a Delaware corporation in connection with the Spin-Off from Honeywell, and we maintain our headquarters in Rolle, Switzerland.

Fiscal 2017 Revenue Summary

•	We are a global business that generated revenues of approximately $3.1 billion in 2017.

•	Light vehicle products (products for passenger cars, SUVs, light trucks, and other products) accounted for approximately 80% of our revenues. Commercial vehicle products, (products for on-highway trucks and off-highway trucks, construction, agriculture and power-generation machines) accounted for the remaining 20%.

•	Our OEM sales contributed to approximately 88% of our 2017 revenues while our aftermarket and other products contributed 12%.

•	Approximately 52% of our 2017 revenues came from sales to customers located in Europe, 30% from sales to customers located in Asia, 10% from sales to customers in the United States and 8% from sales to customers in other international markets. For more information, see Note 20 Sales by Product Channels, Customer, Geographical and Supplier Concentrations of Notes to Combined Financial Statements.

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Our Industry

We compete in the global turbocharger market for gasoline, diesel and natural gas engines; in the electric-boosting market for electrified (hybrid and fuel cell) vehicle powertrains; and in the emerging connected vehicle software market. A turbocharger provides an engine with a controlled and pressurized air intake, which intensifies and improves the combustion of fuel to increase the amount of power sent through the transmission and to improve the efficiency and exhaust emissions of the engine. As vehicles become more and more electrified, our electric-boosting products use similar principles to further optimize air intake and thus further enhance performance, fuel economy and exhaust emissions with the help of an integrated high-speed electric motor. By using a turbocharger or electric-boosting technology, an OEM can deploy smaller, lighter powertrains with better fuel economy and exhaust emissions while delivering the same power and acceleration as larger, heavier powertrains. As such, turbochargers have become one of the most highly effective technologies for helping global OEMs meet increasingly stricter emission standards.

Throughout this section of this Information Statement, we reference certain industry sources. While we believe the compound annual growth rate (“CAGR”) and other projections of the industry sources referenced in this Information Statement are reasonable, forecasts based upon such data involve inherent uncertainties, and actual outcomes are subject to change based upon various factors beyond our control.

Global Turbocharger market

The global turbocharger market includes turbochargers for new light and commercial vehicles as well as turbochargers for replacement use in the global aftermarket. According to IHS and other industry sources, the global turbocharger market consisted of approximately 49 million units sales volume with an estimated total value of approximately $12 billion in 2017. Within the global turbocharger market, light vehicles accounted for approximately 88% of total unit volume and commercial vehicles accounted for the remaining 12%.

IHS and other industry sources project that the turbocharger production volume will grow at a CAGR of approximately 6% from 2018 through 2022, driven by double-digit growth in turbochargers for light vehicle gasoline engines and continued low single-digit growth for commercial vehicles, offset by a modest decline in diesel turbochargers given a decline in diesel powertrains, particularly for light vehicles. This annual sales estimate would add approximately 307 million turbocharged vehicles on the road globally between 2018 and 2022.

Key trends affecting our industry

Global vehicle fuel efficiency and emissions standards. OEMs are facing increasingly strict constraints for vehicle fuel efficiency and emissions standards globally. Regulatory authorities in key vehicle markets such as the United States, the European Union, China, Japan, and Korea have instituted regulations that require sustained and significant improvements in carbon dioxide (“CO2”), mono-nitrogen oxide (“NOx”) and particulate matter vehicle emissions. OEMs are required to evaluate and adopt various solutions to address these stricter standards. Turbochargers allow OEMs to reduce engine size without sacrificing vehicle performance, thereby increasing fuel efficiency and decreasing harmful emissions. Furthermore, turbochargers allow more precise “air control” over both engine intake and exhaust conditions such as gas pressures, flows and temperatures, enabling optimization of the combustion process. This combustion optimization is critical to engine efficiency, exhaust emissions, power and transient response and enables such concepts as exhaust gas recirculation for diesel engines and miller-cycle operation for gasoline engines. Consequently, turbocharging will continue to be a key technology for automakers to meet future tough fuel economy and emissions standards without sacrificing performance.

Turbocharger penetration. The utilization of turbochargers and electric-boosting technologies on vehicle powertrain systems is one of the most cost-effective solutions to address stricter standards, and OEMs are

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increasing their adoption of these technologies. IHS and other industry sources expect turbocharger penetration to increase from approximately 47% in 2017 to approximately 59% by 2022.

Growth in overall vehicle production. The global vehicle market is rapidly evolving as overall vehicle production growth shifts from gasoline and diesel internal combustion engines to electric and hybrid vehicles in response to increasingly strict fuel efficiency and regulatory standards and as technology continues to improve.

Medium-Term Powertrain Trends

Source: IHS

Engine size and complexity. In order to address stricter fuel economy standards, OEMs have used turbochargers to reduce the average engine size on their vehicles over time without compromising performance. Stricter pollutants emissions standards (primarily for NOx and particulates) have driven higher turbocharger adoption as well, which will continue in the future, with a total automotive turbocharger sales volume CAGR of 6% between 2018 and 2022, in an industry with a total automobile sales volume CAGR of approximately 2% over the same period, in each case according to IHS and other industry sources. In addition, increasingly demanding fuel economy standards require continuous increases in turbocharger technology content (e.g., variable geometry, electronic actuation, multiple stages, ball bearings, electrical control, etc.) which results in steady increases in average turbocharger content per vehicle.

Powertrain electrification. To address stricter fuel economy standards, OEMs also have been increasing the electrification of their vehicle offerings, primarily with the addition of hybrid vehicles, which have powertrains equipped with a gasoline or diesel internal combustion engine in combination with an electric motor. IHS estimates that hybrid vehicles will grow from a total of approximately 4.6 million vehicles in 2018 to a total of approximately 18.1 million by 2022, representing a CAGR of 41%. The electrified powertrain of hybrid vehicles enables the usage of highly synergistic electric-boosting technologies which augment standard turbochargers with electrically assisted boosting and electrical-generation capability. Furthermore, the application of electric boosting extends the requirement for engineering collaboration with OEMs to include electrical integration, software controls, and advanced sensing. Overall, this move to electric boosting further increases the role and value of turbocharging in improving vehicle fuel economy and exhaust emissions.

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OEMs are also investing in full battery-electric vehicles, which have gained in popularity in recent years. However, IHS and other industry sources expect that they will compose only 4% of total vehicle production by 2022 due to their inherent limitations in driving range and recharging time and their relatively high cost. As OEMs strive to solve the issues of full battery electric vehicles, they are increasing investment in hydrogen fuel cell powered electric vehicles. These vehicles, like battery electric vehicles, have fully electric motor powertrains, but they rely on the hydrogen fuel cell to generate the required electricity. The hydrogen fuel cell also requires advanced electric-boosting technology for optimization of size and efficiency.

Connected vehicles, autonomous vehicles, and shared vehicles. In addition to powertrain evolution, the market for connected vehicles is also rapidly evolving. The size of the connected car market is expected to increase from approximately $52 billion in 2017 to $156 billion by 2022, an annual growth rate of 24%, with demand split between safety and security (37%), autonomous driving features (35%) and connected car services (28%). Our cybersecurity software offerings target the safety and security aspect of the market, the importance of which increases as vehicles become more connected, autonomous, and shared. Similarly, our IVHM, predictive maintenance, and diagnostics tools play a critical role in autonomous and shared vehicles, where correct vehicle function, vehicle uptime, and vehicle availability become crucial, and are more easily enabled in connected vehicles.

Vehicle ownership in China and other high-growth markets. Vehicle ownership in China and other emerging markets remains well below ownership levels in developed markets and will be a key driver of future vehicle production. At the same time, these markets are following the lead of developed countries by instituting stricter emission standards. Growth in production volume and greater penetration by large global OEMs in these markets, along with evolving emission standards and increasing fuel economy and vehicle performance demands, is driving increasing turbocharger penetration in high-growth regions.

Our Competitive Strengths

We believe that we differentiate ourselves through the following competitive strengths:

Global and broad market leadership

We are a global leader in the $12 billion turbocharger industry. We will continue to benefit from the increased adoption of turbochargers, as well as our global technology leadership, comprehensive portfolio, continuous product innovation and our deep-seated relationships with all global OEMs. We maintain a leadership position across all vehicle types, engine types and regions, including:

Light Vehicles.

•	Gasoline: The adoption of turbochargers by OEMs on gasoline engines has increased rapidly from approximately 14% in 2013 to approximately 33% in 2017 and is forecasted by IHS to increase to 52% by 2022. We have launched a leading modern 1.5L variable nozzle turbine (“VNT”) gasoline application, which we believe to be among the first with a major OEM, and we expect to see increasing adoption of this technology in years to come. Key to our strategy for gasoline growth is to leverage our technology strengths in high-temperature materials and variable geometry as well as our scale, global footprint and in-market capabilities to meet the volume demands of global OEMs.

•

Diesel: We have a long history of technology leadership in diesel engine turbochargers. Despite diesel market weakness for some vehicle segments, the majority of our diesel turbochargers revenue comes from heavier and bigger vehicles like SUVs, pickup trucks and light commercial vehicles (such as delivery vans), which remain a stable part of the diesel market. Diesel maintains a unique advantage in

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terms of fuel consumption, hence cost of ownership, and towing capacity makes it still the powertrain of choice for heavier vehicle applications. Diesel also remains essential for OEMs to meet their CO2 fleet average regulatory target going forward, as diesel vehicles produce approximately 10-15% less CO2, on average, than gasoline vehicles.

•	Electrified vehicles. We provide a comprehensive portfolio of turbocharger and electric-boosting technologies to manufacturers of hybrid-electric and fuel cell vehicles. OEMs have increased their adoption of these electrified technologies given regulatory standards and consumer demands driving an expected growth rate of approximately 39% from 2018 to 2022, according to IHS. Similar to turbochargers for gasoline and diesel engines, turbochargers for electric vehicles are an essential component of maximizing fuel efficiency and overall engine performance. Our products provide OEMs with solutions that further optimize engine performance and position us well to serve OEMs as they add more electrified vehicles into their fleets.

Commercial vehicles. Our Company traces its roots to the 1950s when we helped develop a turbocharged commercial vehicle for Caterpillar. We have maintained our strategic relationship with key commercial vehicle OEMs for over 60 years as well as market-leading positions across the commercial vehicle markets for both on- and off-highway use. Our products improve engine performance and lower emissions on trucks, buses, agriculture equipment, construction equipment and mining equipment with engine sizes ranging 1.8L to 105L.

High-growth regions. We have a strong track record serving global and emerging OEMs, including customers in China and India, with an in-market, for-market strategy and operate full R&D and three manufacturing facilities in the regions that serve light and commercial vehicle OEMs. Our local presence in high-growth regions has helped us win with key international and domestic Chinese OEMs, and we have grown between 2013 and 2017 significantly faster than the vehicle production in these regions.

Strong and collaborative relationships with leading OEMs globally

We supply our products to 40 OEMs globally. Our top ten customers accounted for approximately 65% of net sales and our largest customer represents approximately 14% of our net sales. With over 60 years in the turbocharger industry, we have developed strong capabilities working with all major OEMs. We consistently meet their stringent design, performance and quality standards while achieving capacity and delivery timelines that are critical for customer success. Our track record of successful collaborations, as demonstrated by our strong client base and our ability to successfully launch more than 100 product applications annually, is well recognized. For example, we received a 2017 Automotive News PACE™ Innovation Partnership Award in supporting VW’s first launch of an industry-leading VNT turbocharged gasoline engine, which is just one example of our strong collaborative relationships with OEMs. Our regional research, development and manufacturing capabilities are a key advantage in helping us to supply OEMs as they expand geographically and shift towards standardized engines and vehicle platforms globally.

Global aftermarket platform

We have an estimated installed base of approximately 100 million vehicles that utilize our products through our global network of 160 distributors covering 180 countries. Our Garrett aftermarket brand has strong recognition across distributors and garages globally, and is known for boosting performance, quality and reliability. Our aftermarket business has historically provided a stable stream of revenue supported by our large installed base. As turbo penetration rates continue to increase, we expect that our installed base and aftermarket opportunity will grow.

Highly-engineered portfolio with continuous product innovation

We have led the revolution in turbocharging technology over the last 60 years and maintain a leading technology portfolio of more than 1,400 patents and patents pending. We have a globally deployed team of more

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than 1,200 engineers across five R&D centers and 13 close-to-customer engineering centers. Our engineers have led the mainstream commercialization of several leading turbocharger innovations, including variable geometry turbines, dual-boost compressors, ball-bearing rotors, electrically actuated controls and air-bearing electric compressors for hydrogen fuel cells. We maintain a culture of continuous product innovation, introducing about ten new technologies per year and upgrading our existing key product lines approximately every 3 years. Outside of our turbocharger product lines, we apply this culture of continuous innovation to meet the needs of our customers in new areas, particularly in connected automotive technologies. We are developing solutions including IVHM and cybersecurity software solutions that leverage our knowledge of vehicle powertrains and experience working closely with OEM manufacturers.

Global and low cost manufacturing footprint with operational excellence

Our geographic footprint locates R&D, engineering and manufacturing capabilities close to our customers, enabling us to tailor technologies and products for the specific vehicle types sold in each geographic market. In all regions where we operate, we leverage low-cost sourcing through our robust supplier development program, which continually works to develop new suppliers able to meet our specific quality, productivity and cost requirements. We now source more than two-thirds of our materials from low-cost countries and believe our high-quality, low-cost supplier network to be a significant competitive advantage. We have invested heavily to bring differentiated local capabilities to our customers in high-growth region, including China and India.

We manufacture approximately three-fourths of our products in low-cost countries, including seven manufacturing facilities in China, India, Mexico, Romania and Slovakia. We have a long-standing culture of lean manufacturing excellence and continuous productivity improvement is part of everything we do. We have been a pioneer in the application of the “Honeywell Operating System” or “HOS” which is the operating system deployed across our former Parent’s manufacturing facilities. We believe this global uniformity and operational excellence across facilities is a key competitive advantage in our industry given OEM engine platforms are often designed centrally but manufactured locally requiring suppliers to meet the exact same specifications across all locations.

Attractive financial profile

Given the integral nature of a turbocharger to an engine’s overall performance, OEMs primarily select turbochargers on a sole-sourced basis early in the engine design phase, which is several years ahead of a vehicle launch. As the vehicle and engine platform move to production, our OEM customers share their build rates with us for planning purposes. As such, we believe that we maintain a predictable top line forecast based on existing platforms and production build rates. This visibility is further supported by our global aftermarket business, which derives revenue from an estimated global installed base of over 100 million vehicles. In addition, our flexible, low-cost, and variable cost structure enables us to respond quickly to changes in transportation market conditions. We believe that this operational profile together with our continuous improvement process provides us with the potential to generate consistent earnings growth and strong cash flow. The Company’s future growth may be limited due to its obligations under the Indemnification and Reimbursement Agreement and the Tax Matters Agreement, debt service obligations and other liabilities and restrictions in connection with agreements which we intend to enter into in connection with the Spin-Off, as well as other risks which we may be presently unable to predict, the effects of which on our financial condition and results of operations we may be unable to quantify. See “Risk Factors—Risks Relating to the Spin-Off—We expect to incur new indebtedness concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could adversely affect our business, financial condition and results of operations,” “Risk Factors—Risks Relating to Our Business—We are subject to risks associated with the Indemnification and Reimbursement Agreement, pursuant to which we will be required to make substantial cash payments to Honeywell, measured in substantial part by reference to estimates by Honeywell of certain of its liabilities,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for more information.

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Experienced team with proven track record

We have a strong management team with extensive experience within the industry and with SpinCo. Our key business leaders are long-time industry executives with established customer relationships globally. We have attracted a deep bench of engineering and technology talent given our reputation for being an innovation focused company. The combination of longstanding customer relationships, extensive experience in the turbocharger market, as well as strong knowledge of emerging technologies, are key skillsets that enable our management team to be successful. Our team has a proven track record of success and the right capabilities in place for continued strong performance.

Our Growth Strategies

We seek to continue to expand our business by employing the following business strategies:

Strengthen market leadership across core powertrain technologies

We are focused on strengthening our market position in light vehicles:

•	Gasoline turbochargers, which historically lagged adoption of diesel turbochargers, are expected to grow at a 10% annual CAGR from 2018 to 2022, according to IHS, exceeding the growth of diesel turbochargers. We expect to benefit from this higher growth given the gasoline platforms we have been awarded over the past several years. We have launched the first modern 1.5L VNT gasoline application with a major OEM and we expect to see increasing adoption of this technology in years to come. Key to our strategy for gasoline growth is to leverage our technology strengths in high temperature materials and variable geometry technologies as well as our scale, global footprint and in-region capabilities to meet the volume demands of global OEMs.

•	Growth in our share of the diesel turbochargers market will be driven by new product introductions focused on emissions-enforcement technologies and supported by our favorable positioning with large vehicles and high-growth regions within this market. The more stringent emissions standard require higher turbocharger technology content such as variable geometry, 2 stage systems, advanced bearings and materials, increasing our content per vehicle. We expect to grow our commercial vehicle business through new product introductions and targeted platform wins with key on-highway customers and underserved OEMs.

Strengthen our penetration of electrified vehicle boosting technologies

We stand to benefit from the increased adoption of hybrid-electric and fuel cell vehicles and the increased need for turbochargers associated with increased sales volumes for these engine types. IHS estimates that the production of electrified vehicles will increase from approximately six million vehicles in 2018 to approximately 22 million vehicles by 2022, representing an annualized growth rate of approximately 39%. OEMs will need to further improve engine performance for their increasingly electrified offerings, and our comprehensive portfolio of turbocharger and electric-boosting technologies will help OEMs do so. We expect to continue to invest in product innovations and new technologies and believe that we are well positioned to continue to be a technology leader in the propulsion of electrified vehicles.

Increase market position in high-growth regions

IHS expects vehicle production in emerging markets to grow at an estimated CAGR of approximately 4% from 2018 to 2022. We will continue to strengthen our relationships with OEMs in high-growth, emerging regions by demonstrating our technology leadership through our local research, development and manufacturing

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capabilities. Our local footprint will continue to provide a strong competitive edge in high-growth regions due to our ability to work closely with OEMs throughout all stages of the product lifecycle including aftermarket support. For example, in China, our research center in Shanghai, our manufacturing facilities in Wuhan and Shanghai and our more than 1,000 employees support our differentiated end-to-end capabilities and will continue to support key platform wins in the Chinese market. Our positions in China will continue to benefit us as OEMs build global platforms in low cost regions. Our commitment to providing high-touch technology support to OEMs has allowed us to be recognized as a local player in other key high-growth regions, such as India.

Grow our aftermarket business

We have an opportunity to strengthen our global network of 160 distributors in 180 countries by deepening our channel penetration, leveraging our well-recognized Garrett brand, utilizing new online technologies for customer engagement and sales, and widening the product portfolio. For instance, in the US and Europe, we have launched a web-based platform providing self-service tools aiming at connecting 20,000 garage technicians in 2019.

Drive continuous product innovation across connected vehicles

We are actively investing in software and services that leverage our capabilities in powertrains, vehicle performance management, and electrical/mechanical design to capitalize on the growth relating to connected vehicles. Approximately 35% of passenger vehicles sold in 2015 were estimated to be connected in some way to the Internet. By the end of the decade, that number is expected to exceed 90%. Building on the software and connected vehicle capabilities of our former parent, we have assembled a team of engineers, software and technical experts and have opened new design centers in North America, India and the Czech Republic. Our focus is developing solutions for enhancing cybersecurity of connected vehicles, as well as in-vehicle monitoring to provide maintenance diagnostics which reduce vehicle downtime and repair costs. For example, our Intrusion Detection and Prevention System uses anomaly detection technology that functions like virus detection software to perform real-time data analysis to ensure every message received by a car’s computer is valid. Our IVHM tools detect intermittent faults and anomalies within complex vehicle systems to provide a more thorough understanding of the real-time health of a vehicle system and enable customers to fix faults before they actually occur. We continue to conduct research to determine key areas of the market where we are best positioned to leverage our existing technology platform and capabilities to serve our customers. We execute a portion of our connectivity investment in collaboration with OEMs and other Tier 1 suppliers and have multiple early-stage trials with customers underway.

Questions and Answers about the Spin-Off

The following provides only a summary of certain information regarding the Spin-Off. You should read this Information Statement in its entirety for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Honeywell. In the Spin-Off, Honeywell will distribute to its stockholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent, publicly traded company, and Honeywell will not retain any ownership interest in our Company.

Q:	What are the reasons for the Spin-Off?

A:	The Honeywell Board believes that the separation of Transportation Systems from Honeywell is in the best interests of Honeywell stockholders and for the success of the Transportation Systems business for a number of reasons. See “The Spin-Off—Reasons for the Spin-Off” for more information.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Q:	Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?

A:	Yes, the completion of the Spin-Off is subject to the satisfaction, or the Honeywell Board’s waiver, of certain conditions. Any of these conditions may be waived by the Honeywell Board to the extent such waiver is permitted by law. In addition, Honeywell may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution. See “The Spin-Off—Conditions to the Spin-Off” for more information.

Q:	Will the number of Honeywell shares I own change as a result of the Spin-Off?

A:	No, the number of shares of Honeywell common stock you own will not change as a result of the Spin-Off.

Q:	Will the Spin-Off affect the trading price of my Honeywell common stock?

A:	We expect the trading price of shares of Honeywell common stock immediately following the Distribution to be lower than the trading price immediately prior to the Distribution because the trading price will no longer reflect the value of the Business. There can be no assurance that, following the Distribution, the combined trading prices of the Honeywell common stock and our common stock will equal or exceed what the trading price of Honeywell common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Honeywell and SpinCo will be less than Honeywell’s equity value before the Spin-Off.

Q:	What will I receive in the Spin-Off in respect of my Honeywell common stock?

A:	As a holder of Honeywell common stock, you will receive a dividend of shares of our common stock for every share of Honeywell common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more information on the treatment of the fractional share you may be entitled to receive in the Distribution. Your proportionate interest in Honeywell will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:	Honeywell will distribute approximately shares of our common stock in the Spin-Off, based on the approximately shares of Honeywell common stock outstanding as of , 2018. The actual number of shares of our common stock that Honeywell will distribute will depend on the total number of shares of Honeywell common stock outstanding on the Record Date. The shares of our common stock that Honeywell distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Honeywell will determine record ownership as of the close of business on , 2018, which we refer to as the “Record Date.”

Q:	When and how will the Distribution occur?

A:	The Distribution will be effective as of 11:59 p.m., New York City time, on , 2018, which we refer to as the “Distribution Date.” On the Distribution Date, Honeywell will release

Confidential Treatment Requested by Garrett Transportation Systems Inc.

the shares of our common stock to the distribution agent to distribute to Honeywell stockholders. The whole shares of our common stock will be credited in book-entry accounts for Honeywell stockholders entitled to receive the shares in the Distribution.

Q:	What do I have to do to participate in the Distribution?

A:	All holders of Honeywell’s common stock as of the Record Date will participate in the Distribution. You are not required to take any action in order to participate, but we urge you to read this Information Statement carefully. Holders of Honeywell common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Honeywell common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	If I sell my shares of Honeywell common stock on or before the Distribution Date, will I still be entitled to receive shares of SpinCo common stock in the Distribution?

A:	If you sell your shares of Honeywell common stock before the Record Date, you will not be entitled to receive shares of SpinCo common stock in the Distribution. If you hold shares of Honeywell common stock on the Record Date and decide to sell them on or before the Distribution Date, you may have the ability to choose to sell your Honeywell common stock with or without your entitlement to receive our common stock in the Distribution. You should discuss the available options in this regard with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will fractional shares be treated in the Distribution?

A:	The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Honeywell stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within two trading days following the Distribution Date. See “Q: How will our common stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by Honeywell or us, determine when, how, through which broker-dealer and at what price to sell the whole shares of our common stock. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Honeywell or us.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:	For U.S. federal income tax purposes, no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash (if any) received by Honeywell stockholders in lieu of fractional shares. After the Distribution, Honeywell stockholders will allocate their basis in their Honeywell common stock held immediately before the Distribution between their Honeywell common stock and our common stock in proportion to their relative fair market values on the date of Distribution.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does SpinCo intend to pay cash dividends?

A:	Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our board of directors (our “Board”). Among the items we will consider when establishing a dividend policy will be the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off and of the Indemnification and Reimbursement Agreement each will limit our ability to pay cash dividends. We will also be subject to certain cash payment obligations, including under the Indemnification and Reimbursement Agreement. See “Dividend Policy” for more information.

Q:	Will SpinCo incur any debt prior to or at the time of the Distribution?

A:	In connection with the Spin-Off, we expect to incur substantial indebtedness in an aggregate principal amount of approximately $1,580 million, which may comprise one or more senior secured term loan facilities and senior unsecured notes. We also intend to enter into a $500 million revolving credit facility, none of which is expected to be drawn at the closing of the Spin-Off. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. See “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information.

Q:	How will our common stock trade?

A:	We intend to apply to list our common stock on the New York Stock Exchange under the symbol “ .” Currently, there is no public market for our common stock.

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as one trading day prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Honeywell common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for SpinCo common stock?

A:	is the transfer agent and registrar for SpinCo common stock.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Q:	Are there risks associated with owning shares of SpinCo common stock?

A:	Yes, there are substantial risks associated with owning shares of SpinCo common stock. Accordingly, you should read carefully the information set forth under “Risk Factors” in this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Honeywell at:

Investor Relations

Honeywell International Inc.

115 Tabor Road

Morris Plains, NJ 07950

After the Spin-Off, if you have any questions relating to SpinCo, you should contact us at:

Investor Relations

Garrett Transportation Systems Inc.

La Pièce 16, 1180 Rolle, Switzerland

+41 21 695 30 00

Confidential Treatment Requested by Garrett Transportation Systems Inc.

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.

Risks Relating to Our Business

Industry and economic conditions may adversely affect the markets and operating conditions of our customers, which in turn can affect demand for our products and services and our results of operations.

We are dependent on the continued growth, viability and financial stability of our customers. A substantial portion of our customers are OEMs in the automotive industry. This industry is subject to rapid technological change often driven by regulatory changes, vigorous competition, short product life cycles and cyclical and reduced consumer demand patterns. In addition to general economic conditions, automotive sales and automotive vehicle production also depend on other factors, such as supplier stability, factory transitions, capacity constraints, the costs and availability of consumer credit, consumer confidence and consumer preferences. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products. Economic declines and corresponding reductions in automotive sales and production by our customers, particularly with respect to light vehicles, have in the past had, and may in the future have, a significant adverse effect on our business, results of operations and financial condition.

Even if overall automotive sales and production remain stable, changes in regulation and consumer preferences may shift consumer demand away from the types of vehicles we prioritize or towards the types of vehicles where our products generate smaller profit margins. A decrease in consumer demand for the specific types of vehicles which have traditionally included our turbocharger products, such as a decrease in demand for diesel-fueled vehicles in favor of gasoline-fueled vehicles, or lower-than-expected consumer demand for specific types of vehicles where we anticipate providing significant components as part of our strategic growth plan, such as a decrease in demand for vehicles utilizing electric-hybrid and fuel cell powertrains in favor of full battery electric vehicles, could have a significant effect on our business. If we are unable to anticipate significant changes in consumer sentiment, or if consumer demand for certain vehicle types changes more than we expect, our results of operations and financial condition could be adversely affected.

Sales in our aftermarket operations are also directly related to consumer demand and spending for automotive aftermarket products, which may be affected by additional factors such as the average useful life of OEM parts and components, severity of regional weather conditions, highway and roadway infrastructure deterioration and the average number of miles vehicles are driven by owners. Improvements in technology and product quality are extending the longevity of vehicle component parts, which may result in delayed or reduced aftermarket sales. Our results of operations and financial condition could be adversely affected if we fail to respond in a timely and appropriate manner to changes in the demand for our aftermarket products.

Changes in legislation or government regulations or policies can have a significant impact on our results of operations.

The sales and margins of our business are directly impacted by government regulations, including safety, performance and product certification regulations, particularly with respect to emissions, fuel economy and

Confidential Treatment Requested by Garrett Transportation Systems Inc.

energy efficiency standards for motor vehicles. Increased public awareness and concern regarding global climate change may result in more regional and/or federal requirements to reduce or mitigate the effects of greenhouse gas emissions. While such requirements can promote increased demand for our turbochargers and other products, several markets in which we operate are undertaking efforts to more strictly regulate or ban vehicles powered by certain older-generation diesel engines. If such efforts are pursued more broadly throughout the market than we have anticipated, such efforts may impact demand for our aftermarket products and consequently affect our results of operations.

In the long-term, several of the markets in which we operate are contemplating or undertaking multi-decade efforts to transition away from internal combustion engines in favor of hybrid or full-battery electric vehicles. Although we expect a significant number of hybrids will be turbocharged, if we overestimate the turbo penetration rate in hybrids or if a transition to battery-electric vehicles is pursued more broadly throughout the market or is implemented more rapidly than we have anticipated, the demand for our products could be impacted and our results of operations consequently could be affected.

Conversely, in the U.S., the current political administration has signaled that it may support efforts to slow or even reverse the adoption of environmental regulations. If requirements to reduce or mitigate the effects of greenhouse gas emissions are weakened or rolled back, whether in the U.S. or elsewhere in our markets, customer demand for our turbochargers could fall, negatively affecting our results of operations.

Our future growth is largely dependent upon our ability to develop new technologies and introduce new products with acceptable margins that achieve market acceptance or correctly anticipate regulatory changes.

The global automotive component supply industry is highly competitive. Our future growth rate depends upon a number of factors, including our ability to: (i) identify emerging technological trends in our target end-markets; (ii) develop and maintain competitive products; (iii) enhance our products by adding innovative features that differentiate our products from those of our competitors; (iv) develop, manufacture and bring compelling new products to market quickly and cost effectively; and (v) attract, develop and retain individuals with the requisite technical expertise and understanding of customers’ needs to develop new technologies and introduce new products.

We have identified a trend towards increased development and adoption by OEMs of hybrid-electric powertrains, fuel cell powertrains and associated electric boosting technologies in preference to pure battery electric cars, which continue to face range, charging time and sustainability issues. See “Information Statement Summary—Our Company.” Our results of operations could be adversely affected if our estimates regarding adoption and penetration rates for hybrid-electric and fuel cell powertrains or for pure battery electric cars are incorrect.

Failure to protect our intellectual property or allegations that we have infringed the intellectual property of others could adversely affect our business, financial condition and results of operations.

We rely on a combination of patents, copyrights, trademarks, tradenames, trade secrets and other proprietary rights, as well as contractual arrangements, including licenses, to establish, maintain and protect our intellectual property rights. Effective intellectual property protection may not be available, or we may not be able to acquire or maintain appropriate registered or unregistered intellectual property, in every country in which we do business. Accordingly, our intellectual property rights may not be sufficient to permit us to take advantage of some business opportunities.

The protection of our intellectual property may require us to spend significant amounts of money. Further, the steps we take to protect our intellectual property may not adequately protect our rights or prevent others from infringing, violating or misappropriating our intellectual proprietary rights. Any impairment of our intellectual property rights, including due to changes in U.S. or foreign intellectual property laws or the absence of effective

Confidential Treatment Requested by Garrett Transportation Systems Inc.

legal protections or enforcement measures, could adversely impact our businesses, financial condition and results of operations.

In addition, as we adopt new technology, we face an inherent risk of exposure to the claims of others that we have allegedly violated their intellectual property rights. Successful claims that we infringe on the intellectual property rights of others could require us to enter into royalty or licensing agreements on unfavorable terms, or cause us to incur substantial monetary liability. We may also be prohibited preliminarily or permanently from further use of the intellectual property in question or be required to change our business practices to stop the infringing use, which could limit our ability to compete effectively. In addition, our customer agreements may require us to indemnify the customer for infringement. The time and expense of defending against these claims, whether meritorious or not, may have a material and adverse impact on our profitability, can be time-consuming and costly and may divert management’s attention and resources away from our businesses. Furthermore, the publicity we may receive as a result of infringing intellectual property rights may damage our reputation and adversely impact our existing customer relationships and our ability to develop new business.

We may incur material losses and costs as a result of warranty claims, including product recalls, and product liability actions that may be brought against us.

Depending on the terms under which we supply products to an auto manufacturer, we may be required to guarantee or offer warranties for our products and to bear the costs of recalls, repair or replacement of such products pursuant to new vehicle warranties. There can be no assurance that we will have adequate reserves to cover such recalls, repair and replacement costs. In the event that any SpinCo products fail to perform as expected, we may face direct exposure to warranty and product liability claims or may be required to participate in a government or self-imposed recall involving such products. SpinCo customers that are not end users, such as auto manufacturers, may face similar claims or be obliged to conduct recalls of their own, and in such circumstances, they may seek contribution from us. Our agreements with our customers typically do not contain limitation of liability clauses, so if any such claims or contribution requests exceed our available insurance or if there is a product recall, there could be a material adverse impact on our results of operations. In addition, a recall claim could require us to review our entire product portfolio to assess whether similar issues are present in other product lines, which could result in significant disruption to our business and could have a further adverse impact on our results of operations. See “Business—Customers—Supply Relationships with Our Customers” for more information.

We cannot assure you that we will not experience any material warranty or product liability claim losses in the future or that we will not incur significant costs to defend such claims.

The operational constraints and financial distress of third parties could adversely impact our business and results of operations.

Our results of operations, financial condition and cash flows could be adversely affected if our third-party suppliers lack sufficient quality control or if there are significant changes in their financial or business condition. If our third-party manufacturers fail to deliver products, parts and components of sufficient quality on time and at reasonable prices, we could have difficulties fulfilling our orders on similar terms or at all, sales and profits could decline, and our commercial reputation could be damaged. See “—Raw material price fluctuations, the ability of key suppliers to meet quality and delivery requirements, or catastrophic events can increase the cost of our products and services, impact our ability to meet commitments to customers and cause us to incur significant liabilities.” If we fail to adequately assess the creditworthiness and operational reliability of existing or future suppliers, if there is any unanticipated deterioration in their creditworthiness and operational reliability, or if our suppliers do not perform or adhere to our existing or future contractual arrangements, any resulting increase in nonperformance by them, our inability to otherwise obtain the supplies or our inability to enforce the terms of the contract or seek other remedies could have a material adverse effect on our financial condition and results of operations.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Work stoppages, other disruptions, or the need to relocate any of our facilities could significantly disrupt our business.

Our geographic footprint emphasizes locating R&D, engineering and manufacturing capabilities in close physical proximity to our customers, thereby enabling us to adopt technologies and products for the specific vehicle types sold in each geographic market. Because our facilities offer localized services in this manner, a work stoppage or other disruption at one or more of our R&D, engineering or manufacturing and assembly facilities in a given region could have material adverse effects on our business, especially insofar as it impacts our ability to serve customers in that region. Moreover, due to unforeseen circumstances or factors beyond our control, we may be forced to relocate our operations from one or more of our existing facilities to new facilities and may incur substantial costs, experience program delays and sacrifice proximity to customers and geographic markets as a result, potentially for an extended period of time.

The automotive industry relies heavily on “just-in-time” delivery of components during the assembly and manufacture of vehicles, and when we fail to make timely deliveries in accordance with our contractual obligations, we generally have to absorb our own costs for identifying and solving the “root cause” problem as well as expeditiously producing replacement components or products. We typically must also carry the costs associated with “catching up,” such as overtime and premium freight. Additionally, if we are the cause for a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be significant, and may include consequential losses such as lost profits.

A significant disruption in the supply of a key component due to a work stoppage or other disruption at one of our suppliers or any other supplier could impact our ability to make timely deliveries to our customers and, accordingly, have a material adverse effect on our financial results. Where a customer halts production because of another supplier failing to deliver on time, or as a result of a work stoppage or other disruption, it is unlikely we will be fully compensated, if at all.

We may not realize sales represented by awarded business or effectively utilize our manufacturing capacity.

When we win a bid to offer products and services to an OEM customer, the customer typically does not commit to award us its business until a separate contract has been negotiated, generally with a term ranging from one year to the life of the model (usually three to seven years). Once business has been awarded, the OEM customer typically retains the ability to terminate the arrangement without penalty and does not commit to purchase a minimum volume of products while the contract is in effect.

In light of the foregoing, while we estimate awarded business using certain assumptions, including projected future sales volumes, the volume and timing of sales to our customers may vary due to: variation in demand for our customers’ products; our customers’ attempts to manage their inventory; design changes; changes in our customers’ manufacturing strategy; the success of customers’ goods and models; and acquisitions of or consolidations among customers. A significant decrease in demand for certain key models or a group of related models sold by any of our major customers, or the ability of a manufacturer to re-source and discontinue purchasing from us its requirements for a particular model or group of models, could have a material adverse effect on us. In particular, we may be unable to forecast the level of customer orders with sufficient certainty to allow us to optimize production schedules and maximize utilization of manufacturing capacity. Any excess capacity would cause us to incur increased fixed costs in our products relative to the net revenue we generate, which could have an adverse effect on our results of operations, particularly during economic downturns. Similarly, a significant failure or inability to adapt to increased production or desired inventory levels (including as a result of accelerated launch schedules for new automobile and truck platforms), comply with customer specifications and manufacturing requirements more generally or respond to other unexpected fluctuations, as well as any delays or other problems with existing or new products (including program launch difficulties) could result in financial penalties, increased costs, loss of sales, loss of customers or potential breaches of customer contracts, which could have an adverse effect on our profitability and results of operations.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

If actual production orders from our customers are not consistent with the projections we use in calculating the amount of our awarded business, or if we are unable to improve utilization levels for manufacturing lines that consequently are underutilized and correctly manage capacity, the increased expense levels will have an adverse effect on our business, financial condition and results of operations, and we could realize substantially less revenue over the life of these projects than the currently projected estimate. See “Business—Customers—Supply Relationships with Our Customers” for a detailed discussion of our supply agreements with our customers.

We may not be able to successfully negotiate pricing terms with our customers, which may adversely affect our results of operations.

We negotiate sales prices annually with our automotive customers. Our customer supply agreements generally require step-downs in component pricing over the period of production. In addition, our customers often reserve the right to terminate their supply contracts at any time, which enhances their ability to obtain price reductions. OEMs have also possessed significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive and serves a limited number of customers. Based on these factors, our status as a Tier I supplier (one that supplies vehicle components directly to manufacturers) and the fact that our customers’ product programs typically last a number of years and are anticipated to encompass large volumes, our customers are able to negotiate favorable pricing, and any cost-cutting initiatives that our customers adopt generally will result in increased downward pressure on our pricing. Any resulting impacts to our sales levels and margins, or the failure of our technologies or products to gain market acceptance due to more attractive offerings by our competitors, could over time significantly reduce our revenues and adversely affect our competitive standing and prospects. In particular, large commercial settlements with our customers may adversely affect our results of operations. See “Business—Customers—Supply Relationships with Our Customers” for more information.

We are subject to the economic, political, regulatory, foreign exchange and other risks of international operations.

We have created a geographic footprint that emphasizes locating R&D, engineering and manufacturing capabilities in close physical proximity to our customers. Our international geographic footprint subjects us to many risks, including: exchange control regulations; wage and price controls; antitrust and environmental regulations; employment regulations; foreign investment laws; monetary and fiscal policies and protectionist measures that may prohibit acquisitions or joint ventures, establish local content requirements, or impact trade volumes; import, export and other trade restrictions (such as embargoes); violations by our employees of anti-corruption laws (despite our efforts to mitigate these risks); changes in regulations regarding transactions with state-owned enterprises; nationalization of private enterprises; natural and man-made disasters, hazards and losses; backlash from foreign labor organizations related to our restructuring actions; violence, civil and labor unrest; acts of terrorism; and our ability to hire and maintain qualified staff and maintain the safety of our employees in these regions. Additionally, certain of the markets in which we operate have adopted increasingly strict data privacy and data protection requirements or may require local storage and processing of data or similar requirements. The European Commission has approved a data protection regulation, known as the General Data Protection Regulation (“GDPR”), that came into force in May 2018. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those currently in place in the European Union, and includes significant penalties for non-compliance. The GDPR and similar data protection measures may increase the cost and complexity of our ability to deliver our services.

Instabilities and uncertainties arising from the global geopolitical environment can negatively impact our business. The U.K.’s referendum to leave the European Union, which we refer to as “Brexit,” has caused and may continue to cause interest rate, exchange rate and other market and economic volatility. As negotiations relating to the future terms of the U.K.’s relationship with the European Union proceed, our manufacturing operations in Cheadle and the businesses of our customers and suppliers could be negatively impacted if tariffs or

Confidential Treatment Requested by Garrett Transportation Systems Inc.

other restrictions are imposed on the free flow of goods to and from the U.K. Similarly, President Donald Trump’s decisions in March 2018 to impose both an ad valorem tariff on steel products imported into the United States and a separate set of tariffs on certain Chinese imports, and the resulting discussions about potential retaliatory tariffs from the E.U., China and other countries, could result in the creation of further barriers to trade. Such barriers could adversely affect the businesses of our customers and suppliers, which could in turn negatively impact our sales and results of operations. These and other instabilities and uncertainties arising from the global geopolitical environment, along with the cost of compliance with increasingly complex and often conflicting regulations worldwide, can impair our flexibility in modifying product, marketing, pricing or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable operating margins.

As a result of our global presence, a significant portion of our revenues are denominated in currencies other than the U.S. dollar whereas a significant amount of our payment obligations, including pursuant to the Indemnification and Reimbursement Agreement and the Tax Matters Agreement, are denominated in U.S. Dollars, which exposes us to foreign exchange risk. We monitor and seek to reduce such risk through hedging activities; however, foreign exchange hedging activities bear a financial cost and may not always be available to us or be successful in eliminating such volatility.

Finally, we generate significant amounts of cash that is invested with financial and non-financial counterparties. While we employ comprehensive controls regarding global cash management to guard against cash or investment loss and to ensure our ability to fund our operations and commitments, a material disruption to the counterparties with whom we transact business could expose SpinCo to financial loss.

We have invested substantial resources in specific foreign markets where we expect growth and we may be unable to timely alter our strategies should such expectations not be realized.

We have identified certain countries, such as China and India, as key high-growth geographic markets. We believe these markets are likely to experience substantial long-term growth, and accordingly have made and expect to continue to make substantial investments in numerous manufacturing operations, technical centers, R&D activities and other infrastructure to support anticipated growth in these areas. If market demand for evolving vehicle technologies in these regions does not grow as quickly as we anticipate, or if we are unable to deepen existing and develop additional customer relationships in these regions, we may fail to realize expected rates of return, or even incur losses, on our existing investments and may be unable to timely redeploy the invested capital to take advantage of other markets or product categories, potentially resulting in lost market share to our competitors. In particular, our ability to remain competitive and continue to grow in these regions depends in part on the absence of competing state-sponsored domestic businesses. If a state-sponsored operation entered a local market as a competitor, it might have access to significant social and financial capital that would enable it to overcome the ordinary barriers to entry in the turbocharger industry and acquire potentially significant market share at our expense.

We could be adversely affected by our leading market position in certain markets.

We believe that we are a market leader in the turbocharger industry in many of the markets in which we operate. Although we believe we have acted properly in the markets in which we have significant market share, we could face allegations of abuse of our market position or of collusion with other market participants, which could result in negative publicity and adverse regulatory action by the relevant authorities, including the imposition of monetary fines, all of which could adversely affect our financial condition and results of operations.

We may not be able to obtain additional capital that we need in the future on favorable terms or at all.

We may require additional capital in the future to finance our growth and development, upgrade and improve our manufacturing capabilities, implement further marketing and sales activities, fund ongoing R&D activities, satisfy regulatory and environmental compliance obligations, satisfy post-Spin-Off indemnity obligations to Honeywell, and meet general working capital needs. Our capital requirements will depend on

Confidential Treatment Requested by Garrett Transportation Systems Inc.

many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and R&D projects and the status and timing of these developments. If our access to capital were to become constrained significantly, or if costs of capital increased significantly, due to lowered credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors, our financial condition, results of operations and cash flows could be adversely affected.

Moreover, we have historically relied on Honeywell for assistance in satisfying our capital requirements. After the Spin-Off, we will not be able to rely on the earnings, assets or cash flow of Honeywell, and Honeywell will not provide funds to finance our capital requirements. As a result, after the Distribution, we will be responsible for obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements independent of Honeywell, and debt or equity financing may not be available to us on terms we find acceptable, if at all. Even if we are able to obtain financing or access the capital markets, incurring additional debt may significantly increase our interest expense and financial leverage, and our level of indebtedness could restrict our ability to fund future development and acquisition activities. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Matters Agreement that address compliance with Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”) may limit our ability to issue stock. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement.” We believe that, at the time of the Spin-Off, we will have adequate capital resources to meet our projected operating needs, capital expenditures and other cash requirements. However, we may need additional capital resources in the future and if we are unable to obtain sufficient resources for our operating needs, capital expenditures and other cash requirements for any reason, our business, financial condition and results of operations could be adversely affected. See “Risks Relating to the Spin-Off—We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.”

We are subject to risks associated with the Indemnification and Reimbursement Agreement, pursuant to which we will be required to make substantial cash payments to Honeywell, measured in substantial part by reference to estimates by Honeywell of certain of its liabilities.

In connection with the Spin-Off, we intend to enter into an Indemnification and Reimbursement Agreement (as defined below), pursuant to which we will have an obligation to make cash payments to Honeywell in amounts equal to 90% of Honeywell’s asbestos-related liability payments primarily related to Honeywell’s legacy Bendix friction materials (“Bendix”) business in the United States as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business, including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. The amount payable by the Company in respect of such liabilities arising in any given year will be subject to a cap of $175 million (exclusive of any late payment fees up to 5% per annum). For example, if in any given year, Honeywell’s annual liabilities including associated legal costs that are within the scope of the Indemnification and Reimbursement Agreement totaled $200 million, and if Honeywell’s associated insurance receipts and other specified recoveries totaled $20 million, then our payment obligation in respect of that year would be 90% of the net amount, or $162 million. However, if in any given year, such liabilities including associated legal costs totaled $250 million, and the associated insurance receipts and other specified recoveries totaled $30 million, then our payment obligation in respect of that year would be capped at $175 million even though 90% of the net amount is higher at $198 million.

Historically, Honeywell’s asbestos-related Bendix liability payments for the years 2017, 2016 and 2015, including any legal fees, were $223 million, $201 million and $193 million, respectively, and Honeywell’s associated insurance receipts for 2017, 2016 and 2015 were $20 million, $37 million and $33 million, respectively.

In the event that Honeywell enters into a global settlement of all or substantially all of the asbestos-related Bendix claims in the United States, the Company will be obligated to pay 90% of the amount paid or payable by Honeywell in connection with such global settlement payment, less 90% of insurance receipts relating to such liabilities, and in such event, the Company will be required to pay $175 million per year until the amount payable

Confidential Treatment Requested by Garrett Transportation Systems Inc.

by the Company in respect of such global settlement payment is less than $175 million. During that time, the annual payment by us to Honeywell of $175 million will be first allocated towards asbestos-related liabilities arising outside of the scope of the global settlement and environmental-related liabilities and then towards the global settlement payment.

Payment amounts will be deferred to the extent that the payment thereof would cause a specified event of default under certain indebtedness, including our principal credit agreement or cause us to not be compliant with certain financial covenants in certain indebtedness, including our principal credit agreement on a pro forma basis, including the maximum total leverage ratio (ratio of debt to EBITDA, which excludes any amounts owed to Honeywell under the Indemnification and Reimbursement Agreement), and the minimum interest coverage ratio. In each calendar quarter, our ability to pay dividends and repurchase capital stock in such calendar quarter will be restricted until any amounts payable under the Indemnification and Reimbursement Agreement in such quarter (including any deferred payment amounts) are paid to Honeywell and we will be required to use available restricted payment capacity under our debt agreements to make payments in respect of any such deferred amounts. Payment of deferred amounts and certain other amounts (which are not expected to be material) could cause the amount we are required to pay under the Indemnification and Reimbursement Agreement in any given year to exceed $175 million per year (exclusive of any late payment fees up to 5% per annum). All amounts payable under the Indemnification and Reimbursement Agreement will be guaranteed by certain of our subsidiaries that act as guarantors under our principal credit agreement, subject to certain exceptions. Under the Indemnification and Reimbursement Agreement, we will also be subject to certain of the affirmative and negative covenants to which we are subject under our principal credit agreement. Further, pursuant to the Indemnification and Reimbursement Agreement, our ability to (i) amend or replace our principal credit agreement, (ii) enter into another credit agreement and make amendments or waivers thereto, or (iii) enter into or amend or waive any provisions under other agreements, in each case, in a manner that would adversely affect the rights of Honeywell under the Indemnification and Reimbursement Agreement, will be subject to Honeywell’s prior written consent. This consent right will significantly limit our ability to engage in many types of significant transactions on favorable terms (or at all), including, but not limited to, equity and debt financings, liability management transactions, refinancing transactions, mergers, acquisitions, joint ventures and other strategic transactions. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Indemnification and Reimbursement Agreement.”

This agreement may have material adverse effects on our liquidity and cash flows and on our results of operations, regardless of whether we experience a decline in net sales. The agreement may also require us to accrue significant long-term liabilities on our consolidated balance sheet, the amounts of which will be dependent on factors outside of our control, including Honeywell’s responsibility to manage and determine the outcomes of claims underlying the liabilities. As of December 31, 2017, we have accrued $616 million of liability in connection with Bendix-related asbestos, representing the estimated liability for pending claims as well as future claims expected to be asserted over the next five years. While we believe that the amount of any loss, or range of loss, for future Bendix asbestos claims beyond the five-year period is not reasonably estimable due to ongoing scientific research and Honeywell’s aggressive litigation strategy, we acknowledge that it is probable that there will be losses associated with Bendix claims beyond the five-year horizon. The liabilities related to the Indemnification and Reimbursement Agreement may have a significant negative impact on the calculation of key financial ratios and other metrics that are important to investors, rating agencies and securities analysts in evaluating our creditworthiness and the value of our securities. Accordingly, our access to capital to fund our operations may be materially adversely affected and the value of your investment in our company may decline. Moreover, the payments that we will be required to make to Honeywell pursuant to that agreement will not be deductible for U.S. federal income tax purposes.

Although we will have access to information regarding these liabilities as we may reasonably request for certain purposes, as well as the ability to participate in periodic standing meetings with Honeywell’s special counsel responsible for management of the underlying claims, the payment obligations under this agreement relate to legal proceedings that we will not control, and we accordingly do not expect to be able to make definitive decisions regarding settlements or other outcomes that could influence our potential related exposure.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The Indemnification and Reimbursement Agreement also includes other obligations that may impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests.

Raw material price fluctuations, the ability of key suppliers to meet quality and delivery requirements, or catastrophic events can increase the cost of our products and services, impact our ability to meet commitments to customers and cause us to incur significant liabilities.

The cost and availability of raw materials (including, but not limited to, grey iron, aluminum, stainless steel and a nickel, iron and chromium-based alloy) is a key element in the cost of our products. Our inability to offset material price inflation through increased prices to customers, formula or long-term fixed price contracts with suppliers, productivity actions or through commodity hedges could adversely affect our results of operations.

We obtain components and other products and services from numerous suppliers and other vendors throughout the world. Many major components and product equipment items are procured or subcontracted on a single- or sole-source basis. Although we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects shortages or price increases may have in the future. Short- or long-term capacity constraints or financial distress at any point in our supply chain could disrupt our operations and adversely affect our financial performance, particularly when the affected suppliers and vendors are the sole sources of products that SpinCo requires or that have unique capabilities, or when our customers have directed us to use those specific suppliers and vendors. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ inability to scale production and adjust delivery of long-lead time products during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under commercial contracts, and could result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships.

Failure to increase productivity through sustainable operational improvements, as well as an inability to successfully execute repositioning projects or to effectively manage our workforce, may reduce our profitability or adversely impact our businesses.

Our profitability and margin growth are dependent upon our ability to drive sustainable improvements. In addition, we seek productivity and cost savings benefits through repositioning actions and projects, such as consolidation of manufacturing facilities, transitions to cost-competitive regions, workforce reductions, asset impairments, product line rationalizations and other cost-saving initiatives. Risks associated with these actions include delays in execution of the planned initiatives, additional unexpected costs, realization of fewer than estimated productivity improvements and adverse effects on employee morale. We may not realize the full operational or financial benefits we expect, the recognition of these benefits may be delayed and these actions may potentially disrupt our operations. In addition, organizational changes, attrition, labor relations difficulties, or workforce stoppage could have a material adverse effect on our business, reputation, financial position and results of operations.

Our operations and the prior operations of predecessor companies expose us to the risk of material environmental liabilities.

We are subject to potentially material liabilities related to the investigation and cleanup of environmental hazards and to claims of personal injuries or property damages that may arise from hazardous substance releases and exposures. We are also subject to potentially material liabilities related to the compliance of our operations with the requirements of various federal, state, local and foreign governments that regulate the discharge of materials into the environment and the generation, handling, storage, treatment and disposal of and exposure to hazardous substances. If we are found to be in violation of these laws and regulations, we may be subject to substantial fines and criminal sanctions, and be required to install costly equipment or make operational changes to achieve compliance with such laws and regulations. In addition, changes in laws, regulations or government enforcement of policies concerning the environment, the discovery of previously unknown contamination or new information related to individual contaminated sites, the establishment of stricter state or federal toxicity

Confidential Treatment Requested by Garrett Transportation Systems Inc.

standards with respect to certain contaminants, or the imposition of new clean-up requirements or remedial techniques, could require us to incur additional currently unanticipated costs in the future that would have a negative effect on our financial condition or results of operations.

We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. We are subject to a number of lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising out of our current and historical business, including matters relating to commercial transactions, product liability (including legacy asbestos claims involving the friction materials legacy business), prior acquisitions and divestitures, employment, employee benefits plans, intellectual property, antitrust, import and export, and environmental, health and safety matters. Our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements, and we may become subject to or be required to pay damage awards or settlements that could have a material adverse effect on our results of operations, cash flows and financial condition. If we were required to make payments, such payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our business, financial condition and results of operations. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims and liabilities. The incurrence of significant liabilities for which there is no or insufficient insurance coverage could adversely affect our results of operations, cash flows, liquidity and financial condition.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could adversely affect our business, financial condition and results of operations.

Due to the complex nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel, scientists and executive officers (including those persons identified under “Management” below), the development of additional management personnel and the hiring of new qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting or retaining qualified personnel. The loss of key employees, our inability to attract new qualified employees or adequately train employees, or the delay in hiring key personnel, could negatively affect our business, financial condition and results of operations.

Internal system or service failures, including as a result of cyber or other security incidents, could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

We create, deploy and maintain information technology (“IT”) and engineering systems, some of which involve sensitive information and may be conducted in hazardous environments. As a result, we are subject to systems or service failures, not only resulting from our own failures or the failures of third-party service providers, natural disasters, power shortages or terrorist attacks, but also from exposure to cyber or other security threats. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to IT systems to sophisticated and targeted measures known as advanced persistent threats, directed at the Company, its products, its customers and/or its third-party service providers, including cloud providers. There has been an increase in the frequency and sophistication of cyber and other security threats we face, and our customers are increasingly requiring cyber and other security protections and mandating cyber and other security standards in our products.

We seek to deploy comprehensive measures to deter, prevent, detect, respond to and mitigate these threats, including identity and access controls, data protection, vulnerability assessments, product software designs which

Confidential Treatment Requested by Garrett Transportation Systems Inc.

we believe are less susceptible to cyber-attacks, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems. Despite these efforts, cyber and other security incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. Moreover, employee error or malfeasance, faulty password management or other intentional or inadvertent non-compliance with our security protocols may result in a breach of our information systems. Cyber and other security incidents aimed at the software embedded in our products could lead to third-party claims that our product failures have caused a similar range of damages to our customers, and this risk is enhanced by the increasingly connected nature of our products.

The potential consequences of a material cyber or other security incident include financial loss, reputational damage, litigation with third parties, theft of intellectual property, fines levied by the United States Federal Trade Commission, diminution in the value of our investment in research, development and engineering, and increased cyber and other security protection and remediation costs due to the increasing sophistication and proliferation of threats, which in turn could adversely affect our competitiveness and results of operations. In addition to any costs resulting from contract performance or required corrective action, these incidents could generate increased costs or loss of revenue if our customers choose to postpone or cancel previously scheduled orders or decide not to renew any of our existing contracts.

The costs related to cyber or other security incidents may not be fully insured or indemnified by other means. The successful assertion of a large claim against us with respect to a cyber or other security incident could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and harm our customer relationships.

Our U.S. and non-U.S. tax liabilities are dependent, in part, upon the distribution of income among various jurisdictions in which we operate.

Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in tax laws, regulations and judicial rulings (or changes in the interpretation thereof), changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings permanently reinvested offshore, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures and various other governmental enforcement initiatives. Our tax expense includes estimates of tax reserves and reflects other estimates and assumptions, including assessments of future earnings of the Company which could impact the valuation of our deferred tax assets. Changes in tax laws or regulations, including multi-jurisdictional changes enacted in response to the guidelines provided by the Organization for Economic Co-operation and Development (“OECD”) to address base erosion and profit shifting, will increase tax uncertainty and may adversely impact our provision for income taxes.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act instituted fundamental changes to the taxation of multinational corporations. The Tax Act includes changes to the taxation of foreign earnings by implementing a dividend exemption system, expansion of the current anti-deferral rules, a minimum tax on low-taxed foreign earnings and new measures to deter base erosion. The Tax Act also includes a permanent reduction in the corporate tax rate to 21%, repeal of the corporate alternative minimum tax, expensing of capital investment, and limitation of the deduction for interest expense. Furthermore, as part of the transition to the new tax system, a one-time transition tax is imposed on a U.S. shareholder’s historical undistributed earnings of foreign affiliates. Although the Tax Act is generally effective January 1, 2018, GAAP requires recognition of the tax effects of new legislation during the reporting period that includes the enactment date, which was December 22, 2017. The impact on the year ended December 31, 2017 was, and the impact on future years may be, material to our

Confidential Treatment Requested by Garrett Transportation Systems Inc.

financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Years Ended December 31, 2017—Tax Expense. We continue to examine the impact this tax reform legislation may have on our business.

In addition, pursuant to the Tax Matters Agreement, we will be required to make payments to a subsidiary of Honeywell in an amount representing the net tax liability of Honeywell under the mandatory transition tax attributable to the SpinCo Business, as determined by Honeywell. Following the Spin-Off but no later than November 15, 2018, Honeywell will determine the portion of its net tax liability attributable to the Business. While we believe this determination will be based on the historical undistributed earnings and assets of the Business on the relevant date, the final amount will be determined by Honeywell at its sole discretion. The amount will be payable in installments over 8 years and may be adjusted at Honeywell’s discretion in the event of an audit adjustment or otherwise. On this basis, we currently estimate that our aggregate payments to Honeywell with respect to the mandatory transition tax will be between $200 million and $400 million. Furthermore, Honeywell will control any subsequent tax audits or legal proceedings with respect to the mandatory transition tax, and accordingly we do not expect to be able to make definitive decisions regarding settlements or other outcomes that could influence our potential related exposure.

Because we have officers and directors who live outside of the United States, you may have no effective recourse against them for misconduct and may not be able to receive compensation for damages to the value of your investment caused by wrongful actions by our directors and officers.

We have officers and directors who live outside of the United States. As a result, it may be difficult for investors to enforce within the U.S. any judgments obtained against those officers and directors, or obtain judgments against them outside of the U.S. that are based on the civil liability provisions of the federal or state securities laws of the U.S. Investors may not be able to receive compensation for damages to the value of their investment caused by wrongful actions by our directors and officers.

Our emerging opportunities in technology, products and services depend in part on intellectual property and technology licensed from third parties.

A number of our emerging opportunities in technology, products and services rely on key technologies developed or licensed from third parties. While none of our current product offerings are covered by third-party licenses, many of our emerging technology offerings that we are developing use software components or other intellectual property licensed from third parties, including both through proprietary and open source licenses. Should such emerging products become a significant part of our product offerings, our reliance on third-party licenses may present various risks to the Business. These third-party software components may become obsolete, defective or incompatible with future versions of our emerging technology offerings, our relationship with these third parties may deteriorate, or our agreements with these third parties may expire or be terminated. We may face legal or business disputes with licensors that may threaten or lead to the disruption of inbound licensing relationships. In order to remain in compliance with the terms of our licenses, we must carefully monitor and manage our use of third-party components, including both proprietary and open source license terms that may require the licensing or public disclosure of our intellectual property without compensation or on undesirable terms. Additionally, some of these licenses may not be available for use in the future on terms that may be acceptable or that allow our emerging product offerings to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material effect on our emerging technology offerings. Moreover, it is possible that as a consequence of a future merger or acquisition involving SpinCo, third parties may obtain licenses to some of our intellectual property rights or our business may be subject to certain restrictions that were not in place prior to such transaction. Because the availability and cost from third parties depends upon the willingness of third parties to deal with us on the terms we request, there is a risk that third parties who license our competitors will either refuse to license us at all, or refuse to license us on terms equally favorable to those granted to our competitors. Consequently, we may lose a competitive advantage with respect to these intellectual property rights or we may be required to enter into costly arrangements in order to obtain these rights.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Honeywell and its stockholders.

Completion of the Spin-Off is conditioned on Honeywell’s receipt of a separate written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ernst & Young LLP to the effect that the Distribution will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Code. Honeywell can waive receipt of either or both tax opinions as a condition to the completion of the Spin-Off.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by Honeywell and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect.

The opinion of counsel is not binding on the Internal Revenue Service (the “IRS”) or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the opinion are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off could be materially less favorable. Honeywell has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in: (1) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Honeywell’s current or accumulated earnings and profits; (2) a reduction in the U.S. Holder’s basis (but not below zero) in Honeywell common stock to the extent the amount received exceeds the stockholder’s share of Honeywell’s earnings and profits; and (3) taxable gain from the exchange of Honeywell common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Honeywell’s earnings and profits and the U.S. Holder’s basis in its Honeywell common stock. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

If the Spin-Off were determined not to qualify as tax-free for U.S. federal income tax purposes, we could have an indemnification obligation to Honeywell, which could adversely affect our business, financial condition and results of operations.

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required to indemnify Honeywell for the resulting taxes and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition and results of operations.

In addition, if we or our stockholders were to engage in transactions that resulted in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, the Spin-Off would generally be taxable to Honeywell, but not to stockholders, under Section 355(e), unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions. If the Spin-Off were taxable to Honeywell due to such a 50% or greater change in ownership of our stock, Honeywell would recognize gain equal to the excess of the fair market value on the Distribution Date of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock, and we generally would be required to indemnify Honeywell for the tax on such gain and related expenses. Those amounts would be material. Any such indemnification obligation could adversely affect our business, financial condition and results of operations. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement.”

Confidential Treatment Requested by Garrett Transportation Systems Inc.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 of the Code and are intended to preserve the tax-free nature of the Spin-Off. These covenants will include certain restrictions on our activity for a period of two years following the Spin-Off, unless Honeywell gives its consent for us to take a restricted action, which Honeywell is permitted to grant or withhold at its sole discretion. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement.”

Until the separation occurs, Honeywell has sole discretion to change the terms of the separation in ways that may be unfavorable to us.

Until the Spin-Off occurs, SpinCo will be a wholly owned subsidiary of Honeywell. Accordingly, Honeywell will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the Distribution and the Distribution Date. These changes could be unfavorable to us. In addition, the separation and Distribution and related transactions are subject to the satisfaction or waiver by Honeywell in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met. Honeywell may also decide at any time not to proceed with the separation and distribution.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other things, design and implement corporate strategies and policies that are better targeted to our business’s areas of strength and differentiation, better focus our financial and operational resources on those specific strategies, create effective incentives for our management and employees that are more closely tied to our business performance, provide investors more flexibility and enable us to achieve alignment with a more natural stockholder base and implement and maintain a capital structure designed to meet our specific needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including: (i) the completion of the Spin-Off will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the Spin-Off, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Honeywell; and (iii) following the Spin-Off, our businesses will be less diversified than Honeywell’s businesses prior to the separation. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of Honeywell’s corporate organization, and Honeywell has provided us with various corporate functions. Following the Spin-Off, Honeywell will have no obligation to provide us with assistance other than the transition and other services described under “Certain Relationships and Related Party Transactions.” These services do not include every service that we have received from Honeywell in the past, and Honeywell is only obligated to provide the transition services for limited periods following completion of the Spin-Off. The agreements relating to such transition services and to the Spin-Off more generally will be negotiated prior to the Spin-Off, at a time when SpinCo’s business will still be operated by Honeywell. The agreements generally will be entered into on arms-length terms similar to those that would be agreed with an unaffiliated third party such as a buyer in sale transaction, but SpinCo will not have an independent board of directors or a management team independent of Honeywell representing its interests while the agreements are

Confidential Treatment Requested by Garrett Transportation Systems Inc.

being negotiated. It is possible that we might have been able to achieve more favorable terms if the circumstances differed. We will rely on Honeywell to satisfy its performance and payment obligations under any transition services agreements and other agreements related to the Spin-Off, and if Honeywell does not satisfy such obligations, we could incur operational difficulties or losses.

Following the Spin-Off and the cessation of any transition services agreements, we will need to provide internally or obtain from unaffiliated third parties the services we will no longer receive from Honeywell. These services include legal, accounting, information technology, software development, human resources and other infrastructure support, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Honeywell. Because our business has historically operated as part of the wider Honeywell organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. In particular, our ability to position and market ourselves as a provider of connected vehicle software could be adversely affected by our loss of access to Honeywell’s development platforms. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions, and our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Spin-Off.

Following the Spin-Off, we will install and implement information technology infrastructure to support certain of our business functions, including accounting and reporting, manufacturing process control, customer service, inventory control and distribution. We may incur substantially higher costs than currently anticipated as we transition from the existing transactional and operational systems and data centers we currently use as part of Honeywell. If we are unable to transition effectively, we may incur temporary interruptions in business operations. Any delay in implementing, or operational interruptions suffered while implementing, our new information technology infrastructure could disrupt our business and have a material adverse effect on our results of operations.

In addition, if we are unable to replicate or transition certain systems, our ability to comply with regulatory requirements could be impaired. As a result of the Spin-Off, we will be directly subject to reporting and other obligations under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Beginning with our second required Annual Report on Form 10-K, we intend to comply with Section 404 of the Sarbanes Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations may place significant demands on management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these, and other public company reporting, requirements. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flow. See “—Risks Relating to Our Common Stock and the Securities Market—If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.”

Confidential Treatment Requested by Garrett Transportation Systems Inc.

We have no operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical combined financial information included in this Information Statement from Honeywell’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of Honeywell’s broader corporate organization, and Honeywell performed various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from Honeywell for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly traded company.

•	We will enter into transactions with Honeywell that did not exist prior to the Spin-Off, such as Honeywell’s provision of transition and other services, and undertake indemnification obligations, which will cause us to incur new costs. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell.”

•	Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, cash management, operations, cost structure and personnel needs of our business. As part of Honeywell, we enjoyed certain benefits from Honeywell’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets, on terms as favorable to us as those we obtained as part of Honeywell prior to the Spin-Off, and our results of operations may be adversely affected. In addition, our historical combined financial data do not include an allocation of interest expense comparable to the interest expense we will incur as a result of the Reorganization Transactions and the Spin-Off, including interest expense in connection with the incurrence of indebtedness at SpinCo.

Following the Spin-Off, we will also face additional costs and demands on management’s time associated with being an independent, publicly traded company, including costs and demands related to corporate governance, investor and public relations and public reporting. While we have been profitable as part of Honeywell, we cannot assure you that our profits will continue at a similar level when we are an independent, publicly traded company. For additional information about our past financial performance and the basis of presentation of our Combined Financial Statements, see “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the Notes thereto included elsewhere in this Information Statement.

We expect to incur new indebtedness concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could adversely affect our business, financial condition and results of operations.

In connection with the Spin-Off, we intend to incur substantial indebtedness in an aggregate principal amount of approximately $1,580 million, of which $1,546 million of the net proceeds will be transferred to Honeywell or a subsidiary of Honeywell substantially concurrently with the consummation of the Spin-Off.

We have historically relied upon Honeywell to fund our working capital requirements and other cash requirements. After the Distribution, we will not be able to rely on the earnings, assets or cash flow of Honeywell, and Honeywell will not provide funds to finance our working capital or other cash requirements. As a result, after the Distribution, we will be responsible for servicing our own debt and obtaining and maintaining sufficient

Confidential Treatment Requested by Garrett Transportation Systems Inc.

working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under Honeywell. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The terms of the new indebtedness we expect to incur concurrently in connection with the Distribution will restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

We expect that the terms of the indebtedness we expect to incur in connection with the Distribution will include a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests. These may restrict our and our subsidiaries’ ability to take some or all of the following actions:

•	incur or guarantee additional indebtedness or sell disqualified or preferred stock;

•	pay dividends on, make distributions in respect of, repurchase or redeem capital stock;

•	make investments or acquisitions;

•	sell, transfer or otherwise dispose of certain assets;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay, repurchase or redeem certain kinds of indebtedness;

•	issue or sell stock of our subsidiaries; and/or

•	significantly change the nature of our business.

Furthermore, the lenders of this indebtedness may require that we pledge our assets as collateral as security for our repayment obligations or that we abide by certain financial or operational covenants. Our ability to comply with such covenants and restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. A breach of any of these covenants, if applicable, could result in an event of default under the terms of this indebtedness. If an event of default occurred, the lenders would have the right to accelerate the repayment of such debt, and the event of default or acceleration could result in the acceleration of the repayment of any other debt to which a cross-default or cross-acceleration provision applies. We might not have, or be able to obtain, sufficient funds to make these accelerated payments, and lenders could then proceed against any collateral. Any subsequent replacement of the agreements governing such indebtedness or any new indebtedness could have similar or greater restrictions. The occurrence and ramifications of an event of default could adversely affect our business, financial condition and results of operations. Moreover, as a result of all of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The commercial and credit environment may adversely affect our access to capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain targeted credit ratings prior to and following the Spin-Off.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that SpinCo’s financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may have potential business conflicts of interest with Honeywell with respect to our past and ongoing relationships.

Conflicts of interest may arise between Honeywell and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Honeywell;

•	intellectual property matters;

•	employee recruiting and retention; and

•	business combinations involving our company.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in Honeywell.

Because of their current or former positions with Honeywell, certain of our expected executive officers and directors own equity interests in Honeywell. Continuing ownership of Honeywell shares and equity awards could create, or appear to create, potential conflicts of interest if SpinCo and Honeywell face decisions that could have implications for both SpinCo and Honeywell.

The allocation of intellectual property rights between Honeywell and SpinCo as part of the Spin-Off, and the shared use of certain intellectual property rights following the Spin-Off, could adversely impact our reputation, our ability to enforce certain intellectual property rights that are important to us and our competitive position.

In connection with the Spin-Off, we are entering into agreements with Honeywell governing the allocation of intellectual property rights related to our business. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Agreements Governing Intellectual Property.” These agreements could adversely affect our position and options relating to intellectual property enforcement, licensing negotiations and monetization. We also may not have sufficient rights to grant sublicenses of intellectual property used in our business. These circumstances could adversely affect our ability to protect our competitive position in the industry.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. Following the Spin-Off, we intend to list our common stock on a national securities exchange. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off or whether the combined market value of a share of our common stock and a share of Honeywell’s common stock will be less than, equal to or greater than the market value of a share of Honeywell common stock prior to the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our results of operations due to factors related to our business;

•	success or failure of our business strategies;

•	competition and industry capacity;

•	changes in interest rates and other factors that affect earnings and cash flow;

•	our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;

•	our ability to retain and recruit qualified personnel;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover, or positively cover, our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and our industry;

•	overall market fluctuations unrelated to our operating performance;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Honeywell stockholders and, as a result, these Honeywell stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against SpinCo. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Honeywell stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some Honeywell stockholders, including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that such sales might occur may decrease the market price of our common stock.

We will evaluate whether to pay cash dividends on our common stock in the future, and the terms of our indebtedness will limit our ability to pay dividends on our common stock.

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our board of directors. The Board’s decisions regarding the payment of dividends will depend on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, obligations under the Indemnification and Reimbursement Agreement, legal requirements, regulatory constraints and other factors that the Board deems relevant. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off and obligations under the Indemnification and Reimbursement Agreement each will limit our ability to pay cash dividends. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Your percentage ownership in SpinCo may be diluted in the future.

Your percentage ownership in SpinCo may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and other employees. We expect that up to          shares of Company common stock will be issuable upon the future vesting of certain Honeywell equity awards held by our employees that will be convertible into SpinCo equity awards in connection with the Spin-Off. The conversion of these awards is described in further detail in the section entitled “Compensation Discussion and Analysis—Details on Program Elements and Related 2017 Compensation Decisions.” In addition, prior to the Spin-Off, we expect our Board to adopt, and Honeywell, as our sole shareholder, to approve, the 2018 Stock Incentive Plan of SpinCo and its Affiliates (the “Equity Plan”) for the benefit of certain of our current and future employees and other service providers. Our non-employee directors will be eligible to participate in the 2018 Stock Incentive Plan for Non-Employee Directors. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. For more information, see “Compensation Discussion and Analysis — SpinCo’s Anticipated Executive Compensation Programs — 2018 Stock Incentive Plan.”

In addition, our Amended and Restated Certificate of Incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors may generally determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of the members

Confidential Treatment Requested by Garrett Transportation Systems Inc.

of our board of directors in all events or upon the happening of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock. See “Description of Our Capital Stock.” We intend to issue debt securities in connection with the Spin-Off that will not be convertible into equity securities of SpinCo and therefore will not have a dilutive effect on SpinCo common stockholders’ percentage ownership in SpinCo.

From time-to-time, SpinCo may opportunistically evaluate and pursue acquisition opportunities, including acquisitions for which the consideration thereof may consist partially or entirely of newly-issued shares of SpinCo common stock and, therefore, such transactions, if consummated, would dilute the voting power and/or reduce the value of our common stock.

The rights associated with SpinCo common stock will differ from the rights associated with Honeywell common stock.

Upon completion of the Distribution, the rights of Honeywell stockholders who become SpinCo stockholders will be governed by the Amended and Restated Certificate of Incorporation of SpinCo and by Delaware law. The rights associated with Honeywell shares are different from the rights associated with SpinCo shares. Material differences between the rights of stockholders of Honeywell and the rights of stockholders of SpinCo include differences with respect to, among other things, the removal of directors, the convening of annual meetings of stockholders and special stockholder meetings, stockholder approval of certain transactions, anti-takeover measures and provisions relating to the ability to amend the certificate of incorporation. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws” for more information.

Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent a merger or acquisition. These include, among others, provisions that:

•	provide for staggered terms for directors on our Board for a period following the Spin-Off;

•	do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders, in each case except as such rights may otherwise be provided to holders of preferred stock;

•	establish advance notice requirements for stockholder nominations and proposals;

•	limit the persons who may call special meetings of stockholders; and

•	limit our ability to enter into business combination transactions.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of SpinCo, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock” for more information.

Our Amended and Restated Certificate of Incorporation will designate the courts of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Amended and Restated Certificate of Incorporation will provide, in all cases to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within

Confidential Treatment Requested by Garrett Transportation Systems Inc.

the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SpinCo, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of SpinCo to SpinCo or SpinCo’s stockholders, any action asserting a claim arising pursuant to the Delaware General Corporate Law (“DGCL”) or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware or any action asserting a claim governed by the internal affairs doctrine or any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Amended and Restated Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our second required annual report on Form 10-K. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of common stock could decline and we could be subject to sanctions or investigations by the U.S. Securities and Exchange Commission (the “SEC”) or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our shares of common stock, and could adversely affect our ability to access the capital markets. See “—Risks Relating to the Spin-Off—As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions, and our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Spin-Off.”

Confidential Treatment Requested by Garrett Transportation Systems Inc.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about our industry and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this Information Statement are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	changes in prevailing global and regional economic conditions;

•	changes in legislation or government regulations or policies;

•	the failure to protect our intellectual property or allegations that we have infringed the intellectual property of others;

•	potential material losses and costs as a result of warranty claims, including product recalls, and product liability actions that may be brought against us;

•	the operational constraints and financial distress of third parties;

•	work stoppages, other disruptions, or the need to relocate any of our facilities;

•	the volume of turbochargers or other software or hardware produced by SpinCo we are able to sell;

•	the prices we charge, and the margins we realize, from our sales of turbochargers or other software or hardware produced by SpinCo;

•	the significant failure or inability to comply with the specifications and manufacturing requirements of our OEM customers or by increases or decreases to the inventory levels maintained by our customers;

•	the demand for and price of turbochargers or other software or hardware produced by SpinCo, particularly in the markets we serve;

•	economic, political, regulatory, foreign exchange and other risks of international operations;

•	our substantial investment in foreign markets;

•	the potential for adverse regulatory action as a result of our leading market position;

•	our ability to borrow funds and access capital markets;

•	the amount of our obligations pursuant to the Indemnification and Reimbursement Agreement;

•	changes in the price and availability of raw materials that we use to produce our products;

•	the failure to increase productivity through sustainable operational improvements;

•	potential material environmental liabilities;

•	potential material litigation matters;

•	inability to recruit and retain qualified personnel;

•	technical difficulties or failures;

Confidential Treatment Requested by Garrett Transportation Systems Inc.

•	unforeseen U.S. federal income tax and foreign tax liabilities;

•	U.S. federal income tax reform;

•	the level of competition from other companies;

•	changes in laws and regulations (or the interpretation thereof) or increased public scrutiny related to vehicle emissions and the environment;

•	labor disputes;

•	facility shutdowns in response to environmental regulatory actions;

•	environmental hazards;

•	fires, explosions, or other accidents;

•	natural disasters or inclement or hazardous weather conditions, including but not limited to cold weather, flooding, tornadoes and the physical impacts of climate change;

•	inability of our customers to take delivery;

•	difficulty collecting receivables;

•	inability to obtain necessary production equipment or replacement parts;

•	the loss of or a significant reduction in purchases by our largest customers;

•	inability to grow successfully through future acquisitions;

•	inaccuracies in estimates of volumes of award business;

•	failure to meet our minimum delivery requirements under our supply agreements;

•	material nonpayment or nonperformance by any our key customers;

•	development of either effective alternative turbochargers or new replacement technologies;

•	our inability to maintain third-party licenses and other intellectual property agreements; and

•	certain factors discussed elsewhere in this Information Statement.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this Information Statement. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Information Statement. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Information Statement, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

THE SPIN-OFF

Background

On October 10, 2017, Honeywell announced plans for the complete legal and structural separation of the Business from Honeywell. To effect the separation, Honeywell is undertaking the Reorganization Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement.”

Following the Reorganization Transactions, Honeywell will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to holders of Honeywell’s common stock on a pro rata basis. Following the Spin-Off, Honeywell will not own any equity interest in us, and we will operate independently from Honeywell. No approval of Honeywell’s stockholders is required in connection with the Spin-Off, and Honeywell’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Honeywell Board’s waiver, to the extent permitted by law, of a number of conditions. In addition, Honeywell may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution. For a more detailed discussion, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

In 2017, the Honeywell Board authorized a review of Honeywell’s business portfolio and capital allocation options, with the goal of enhancing stockholder value. Due to differences in operational and strategic focus between Honeywell and our Business and because the automotive industry generally is subject to economic cycles, customer dynamics and macroeconomic trends that impact our Business differently from their impact on Honeywell’s remaining businesses, Honeywell considered a variety of alternatives for separating the Business from Honeywell. As part of its review process, Honeywell evaluated a range of potential structural alternatives in addition to the Spin-Off, including potential opportunities for dispositions and other separation transactions.

As part of this evaluation, Honeywell considered a number of factors, including strategic clarity and flexibility for Honeywell and SpinCo after the Spin-Off, the ability of SpinCo to compete and operate more efficiently and effectively (including SpinCo’s improved ability to retain and attract management talent) after the Spin-Off, the financial profile of SpinCo, SpinCo’s ability to optimize merger, acquisition and other capital allocation strategies for its focus areas, the expected tax impact of each structural alternative, and the potential reaction of investors. After evaluating each of these considerations, the Honeywell Board concluded that the other alternatives considered, including a sale of the SpinCo business, did not present the same advantages as a Spin-Off, that the separation of SpinCo from the remainder of Honeywell as a stand-alone, public company is the most attractive alternative for enhancing stockholder value and that proceeding with the Spin-Off would be in the best interests of Honeywell and its stockholders.

In particular, Honeywell considered the following potential benefits of this approach:

•	Enhanced Strategic and Operational Focus. Following the Spin-Off, Honeywell and SpinCo will each have a more focused business and be better able to dedicate financial, management and other resources to leverage their respective areas of strength and differentiation. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. Given that SpinCo is the only Honeywell business primarily focused on the automotive industry, SpinCo will be better positioned as an independent company to properly channel and fund investments to capitalize on long-term industry needs. SpinCo plans to focus on industry leadership in attractive products and invest selectively in growth areas and continued operational excellence. We believe that SpinCo’s separation from Honeywell will allow Honeywell to focus on a simplified portfolio (with fewer end markets following the Spin-Off) that offers multiple platforms for both organic and inorganic growth and margin expansion through further deployment of the Honeywell Operating System.

•	Simplified Organizational Structure and Resources. The Spin-Off will allow the management of each of Honeywell and SpinCo to devote their time and attention to the development and implementation of

Confidential Treatment Requested by Garrett Transportation Systems Inc.

corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies. Each company will be able to adapt faster to clients’ changing needs, address specific market dynamics, target innovation and investments in select growth areas and accelerate decision-making processes.

•	Distinct and Clear Financial Profiles and Compelling Investment Cases. Investment in one company or the other may appeal to investors with different goals, interests and concerns. The Spin-Off will allow investors to make independent investment decisions with respect to Honeywell and SpinCo and may result in greater alignment between the interests of SpinCo’s stockholder base and the characteristics of SpinCo’s business, capital structure and financial results.

•	Performance Incentives. We believe that the Spin-Off will enable SpinCo to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. SpinCo’s equity-based compensation arrangements will more closely align the interests of SpinCo’s management and employees with the interests of its stockholders and should increase SpinCo’s ability to attract and retain personnel.

•	Capital Structure. The Spin-Off will enable each of Honeywell and SpinCo to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy.

In determining whether to effect the Spin-Off, Honeywell considered the costs and risks associated with the transaction, including the costs associated with preparing SpinCo to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Honeywell’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Honeywell’s common stock after the Spin-Off may drop below the trading price of Honeywell’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, Honeywell determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance stockholder value. Except with respect to taxes, which will be addressed by the Tax Matters Agreement, Honeywell will pay substantially all of the third-party fees, costs and expenses associated with the Spin-Off incurred before and in connection with the consummation of the Spin-Off, and each of Honeywell and the Company generally will bear its own third-party fees, costs and expenses associated with the Spin-Off incurred after the consummation of the Spin-Off.

Also as a result of this evaluation, Honeywell determined that proceeding with the Homes Spin-Off would be in the best interests of Honeywell and its stockholders. The Homes Spin-Off is being undertaken independently from the Spin-Off of our Company and you should receive a separate Information Statement with respect to the Homes Spin-Off. The Homes Spin-Off is separate from the Spin-Off of our Company and neither spin-off is conditioned upon completion of the other.

When and How You Will Receive SpinCo Shares

Honeywell will distribute to its stockholders, as a pro rata dividend,                  shares of our common stock for every share of Honeywell common stock outstanding as of                 , 2018, the Record Date of the Distribution.

Prior to the Distribution, Honeywell will deliver all of the issued and outstanding shares of our common stock to the distribution agent.                  will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Honeywell common stock as of the close of business on                 , 2018, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•	Registered stockholders. If you own your shares of Honeywell common stock directly through Honeywell’s transfer agent, you are a registered stockholder. In this case, the distribution agent will

Confidential Treatment Requested by Garrett Transportation Systems Inc.

credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account for SpinCo shares at or by calling                 .

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. If you own your shares of Honeywell common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of Honeywell common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Honeywell shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Honeywell stockholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Honeywell common stock for shares of our common stock. The number of outstanding shares of Honeywell common stock will not change as a result of the Spin-Off.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Honeywell stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within two trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Honeywell or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Honeywell or us.

The distribution agent will send to each registered holder of Honeywell common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Honeywell stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Honeywell common stock

The following is a summary of the material U.S. federal income tax consequences to holders of Honeywell common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Honeywell common stock that are U.S. Holders, as defined immediately below, that hold their Honeywell common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Honeywell common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Honeywell common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Honeywell equity;

•	stockholders owning Honeywell common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax;

•	persons who are subject to special accounting rules under Section 451(b) of the Code;

•	persons who own Honeywell common stock through partnerships or other pass-through entities; or

•	persons who hold Honeywell common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Honeywell common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Completion of the Spin-Off is conditioned upon Honeywell’s receipt of a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Honeywell, and Ernst & Young LLP to the effect that the Distribution will qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code. Each opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. If the Distribution qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•	the aggregate tax basis of the Honeywell common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Honeywell common stock held by the U.S. Holder immediately before the Distribution, allocated between the Honeywell common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•	the holding period of our common stock received by each U.S. Holder will include the holding period of their Honeywell common stock, provided that such Honeywell common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Honeywell common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Honeywell common stock.

The opinion of counsel and opinion of Ernst & Young LLP will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Honeywell and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel and opinion of Ernst & Young LLP will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the opinion are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off could be materially less favorable. Honeywell has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain or loss, the above consequences would not apply and each U.S. Holder who receives our common stock in the Distribution would

Confidential Treatment Requested by Garrett Transportation Systems Inc.

generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Honeywell’s current or accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Honeywell common stock to the extent the amount received exceeds the stockholder’s share of Honeywell’s earnings and profits; and

•	a taxable gain from the exchange of Honeywell common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Honeywell’s earnings and profits and the U.S. Holder’s basis in its Honeywell common stock.

Cash in Lieu of Fractional Shares

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Honeywell common stock is more than one year on the date of the Distribution.

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Information Reporting

Treasury Regulations require each Honeywell stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Honeywell to attach to such stockholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Honeywell

The following is a summary of the material U.S. federal income tax consequences to Honeywell in connection with the Spin-Off that may be relevant to holders of Honeywell common stock.

As discussed above, completion of the Spin-Off is conditioned upon Honeywell’s receipt of separate a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Honeywell, and Ernst & Young LLP to the effect that the Distribution will qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code. If the Distribution qualifies for nonrecognition of gain or loss under Section 355 and related provisions of the Code, no gain or loss will be recognized by Honeywell as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Honeywell, us or our respective subsidiaries if and to the extent that the Separation and Distribution Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The opinion of counsel is subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of Honeywell common stock.”

Confidential Treatment Requested by Garrett Transportation Systems Inc.

If the Distribution were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, then Honeywell would recognize gain equal to the excess of the fair market value of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock.

Indemnification Obligation

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required to indemnify Honeywell for the resulting taxes and related expenses. In addition, if we or our stockholders were to engage in transactions that resulted in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, the Spin-Off would generally be taxable to Honeywell, but not to stockholders, under Section 355(e), unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions. If the Spin-Off were taxable to Honeywell due to such a 50% or greater change in ownership of our stock, Honeywell would recognize gain equal to the excess of the fair market value of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock and we generally would be required to indemnify Honeywell for the tax on such gain and related expenses.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately                  shares of our common stock outstanding, based on the number of Honeywell stockholders and shares of Honeywell common stock outstanding on                 , 2018. The actual number of shares of our common stock Honeywell will distribute in the Spin-Off will depend on the actual number of shares of Honeywell common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Honeywell’s equity plans, and any repurchase of Honeywell shares by Honeywell under its common stock repurchase program, on or prior to the Record Date. Shares of Honeywell common stock held by Honeywell as treasury shares will not be considered outstanding for purposes of, and will not be entitled to participate in, the Distribution. The Spin-Off will not affect the number of outstanding shares of Honeywell common stock or any rights of Honeywell stockholders. However, following the Distribution, the equity value of Honeywell will no longer reflect the value of the Business. There can be no assurance that the combined trading prices of the Honeywell common stock and our common stock will equal or exceed what the trading price of Honeywell common stock would have been in absence of the Spin-Off.

Before our separation from Honeywell, we intend to enter into a Separation and Distribution Agreement and several other agreements with Honeywell related to the Spin-Off. These agreements will govern the relationship between us and Honeywell up to and after completion of the Spin-Off and allocate between us and Honeywell various assets, liabilities, rights and obligations, including employee benefits, environmental, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships And Related Party Transactions—Agreements with Honeywell.”

Listing and Trading of Our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Honeywell. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to apply to list our shares of common stock on the New York Stock Exchange under the symbol “                 .” Following the Spin-Off, Honeywell common stock will continue to trade on the New York Stock Exchange under the symbol “HON.”

Neither we nor Honeywell can assure you as to the trading price of Honeywell common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Honeywell common stock after the Spin-Off will equal or exceed the trading prices of Honeywell common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off.

The shares of our common stock distributed to Honeywell stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as one trading day prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Honeywell common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Honeywell common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within two trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as one trading day prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Honeywell common stock: a “regular-way” market and an “ex-distribution” market. Shares of Honeywell common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Honeywell common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Honeywell common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Spin-Off will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Honeywell, including the following conditions:

•	the Honeywell Board shall have approved the Reorganization Transactions and Distribution and not withdrawn such approval, and shall have declared the dividend of our common stock to Honeywell stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

Confidential Treatment Requested by Garrett Transportation Systems Inc.

•	our common stock shall have been accepted for listing on a national securities exchange approved by Honeywell, subject to official notice of issuance;

•	Honeywell shall have received the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, which shall remain in full force and effect, regarding the intended treatment of the Distribution under the Code;

•	Honeywell shall have received the written opinion of Ernst & Young LLP, which shall remain in full force and effect, regarding the intended treatment of the Distribution under the Code;

•	the Reorganization Transactions shall have been completed (other than those steps that are expressly contemplated to occur at or after the Distribution);

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Honeywell shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution that, in the judgment of the Honeywell Board, would result in the Distribution having a material adverse effect on Honeywell or its stockholders;

•	prior to the Distribution Date, notice of Internet availability of this Information Statement or this Information Statement shall have been mailed to the holders of Honeywell common stock as of the Record Date; and

•	certain other conditions set forth in the Separation and Distribution Agreement.

Any of the above conditions may be waived by the Honeywell Board to the extent such waiver is permitted by law. If the Honeywell Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement Forms a part, and the result of such waiver is material to Honeywell stockholders, we will file an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part, to revise the disclosure in the Information Statement accordingly. In the event that Honeywell waives a condition after this Registration Statement becomes effective and such waiver is material, we would communicate such change to Honeywell’s stockholders by filing a Form 8-K describing the change.

The fulfillment of the above conditions will not create any obligation on Honeywell’s part to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Honeywell may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution.

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to Honeywell’s stockholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Honeywell. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Honeywell undertakes any obligation to update the information except in the normal course of our and Honeywell’s public disclosure obligations and practices.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

DIVIDEND POLICY

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off and obligations under the Indemnification and Reimbursement Agreement each will limit our ability to pay cash dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018, on a historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on March 31, 2018. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical Combined Financial Statements and the accompanying notes thereto and our unaudited pro forma financial statements and the accompanying notes thereto included elsewhere in this Information Statement. For information on how each adjustment in the following table was computed, including a discussion of significant assumptions and estimates used to arrive at such adjustments, refer to the indicated note in the notes accompanying our pro forma combined financial statements. See “Unaudited Pro Forma Combined Financial Statements.”

	As of March 31, 2018
	Historical as Reported	Notes	As Adjusted
	(Dollars in millions)
Cash and cash equivalents	$311	(a)(b)(e)	$75

Capitalization
Indebtedness:
Long-term debt	$—	(b)	$1,551

Total indebtedness	—		$1,551
Equity:
Invested deficit	$(277)	(a)(c)(d)(e)(f)(g)	$—
Common Stock, par value $0.001	—	(g)
Additional paid in capital	—	(g)	(1,858)
Accumulated other comprehensive income	54	(d)	96

Total deficit	(223)		(1,762)

Total capitalization	$(223)		$(211)

Confidential Treatment Requested by Garrett Transportation Systems Inc.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables present certain selected historical combined financial information as of and for each of the years in the five-year period ended December 31, 2017 and as of March 31, 2018 and for the three months ended March 31, 2018 and 2017. The selected historical combined financial data as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, are derived from our historical audited Combined Financial Statements included elsewhere in this Information Statement. The selected historical combined financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 are derived from our unaudited combined financial information that is not included in this Information Statement. The selected historical combined financial data as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 are derived from our unaudited Combined Financial Statements included elsewhere in this Information Statement. The unaudited Combined Financial Statements have been prepared on the same basis as the audited Combined Financial Statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair statement of the information set forth in this Information Statement.

The selected historical combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the accompanying Notes thereto included elsewhere in this Information Statement. For each of the periods presented, our business was wholly owned by Honeywell. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical combined financial information includes allocations of certain Honeywell corporate expenses, as described in Note 3 Related Party Transactions with Honeywell to the historical Combined Financial Statements. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent, publicly traded company or of the costs expected to be incurred in the future.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017		2016	2015		2014	2013
			(Dollars in millions)
Selected Statement of Operations Information:
Net sales	$915	$772	$3,096		$2,997	$2,908	(1)	$3,345	$3,266
Net income (loss)	$56	$64	$(1,038	)(2)	$194	$247		$192	$148
EBITDA (Non-GAAP)(3)	$127	$90	$369		$295	$417
Adjusted EBITDA (Non-GAAP) (3)	$172	$155	$590		$544	$614

	As of March 31, 2018	As of December 31,
		2017	2016	2015	2014	2013
		(Dollars in millions)
Selected Balance Sheet Information:
Total assets	$2,921	$2,929	$2,581	$2,346	$3,319	$3,007
Long-term obligations	$—	$—	$—	$116	$129	$147
Total liabilities	$3,144	$4,105	$2,734	$2,632	$3,244	$3,194
Total (deficit) equity	$(223)	$(1,176)	$(153)	$(286)	$75	$(187)

(1)	The decline in Net sales from the year ended December 31, 2014 to the year ended December 31, 2015 is largely attributable to a decrease in the EUR/USD exchange rate from 1.31 to 1.11.
(2)	2017 Net Income attributable to us was impacted by the Tax Act (as defined below) in the amount of $1,334 million; see Income Taxes of the Notes to Combined Financial Statements for further details.
(3)	See below “—Net Income, EBITDA and Adjusted EBITDA.”

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Net Income, EBITDA and Adjusted EBITDA(1)

It is management’s intent to provide non-GAAP financial information to enhance the understanding of our GAAP financial information, and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Each non-GAAP financial measure is presented along with the corresponding GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial information presented may be determined or calculated differently by other companies.

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017	2016	2015
Net income (loss) – GAAP	$56	$64	$(1,038)	$194	$247
Net interest (income) expense	(2)	(3)	(6)	(9)	(8)
Tax expense	55	14	1,349	51	114
Depreciation	18	15	64	59	64

EBITDA (Non-GAAP)	$127	$90	$369	$295	$417
Other operating expenses, net (which primarily consists of asbestos and environmental expenses)(2)	44	52	185	188	174
Non-operating (income) expense(3)	(4)	—	1	3	10
Stock compensation expense(4)	3	4	15	12	10
Repositioning charges	2	9	20	46	3

Adjusted EBITDA (Non-GAAP)(5)	$172	$155	$590	$544	$614

(1)	We evaluate performance on the basis of EBITDA and Adjusted EBITDA. We define “EBITDA” as our net income (loss) calculated in accordance with U.S. GAAP, plus the sum of interest expense, tax expense and depreciation. We define “Adjusted EBITDA” as EBITDA, plus the sum of non-operating (income) expense, other expenses, net (which primarily consists of asbestos and environmental expenses), stock compensation expense, repositioning charges and foreign transaction losses (gains) on hedging instruments. We believe that EBITDA and Adjusted EBITDA are important indicators of operating performance because:

•	EBITDA and Adjusted EBITDA exclude the effects of income taxes, as well as the effects of financing and investing activities by eliminating the effects of interest and depreciation expenses and therefore more closely measure our operational performance;

•	we may use Adjusted EBITDA in setting performance incentive targets in order to align performance measurement with operational performance; and

•	certain adjustment items, while periodically affecting our results, may vary significantly from period to period and have disproportionate effect in a given period, which affects comparability of our results.

(2)	On a going forward basis, pursuant to the Indemnification and Reimbursement Agreement, we expect to be responsible for 90% of Honeywell’s asbestos-related liability payments primarily related to Honeywell’s legacy Bendix friction materials business in the United States, as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. The amounts payable by the Company in respect of such liabilities arising in a given calendar year will be subject to a cap of $175 million. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell— Indemnification and Reimbursement Agreement.”
(3)	Non-operating (income) expense adjustment excludes net interest (income), pension expense, equity income of affiliates, and foreign exchange.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

(4)	Stock compensation expense adjustment includes only non-cash expenses.
(5)	The remaining fluctuations are largely attributable to fluctuations in the EUR/USD exchange rate resulting in hedging (gains) losses of $13 million and $(9) million in the three months ended March 31, 2018 and 2017, respectively, and $(14) million, $18 million and $(67) million in the years ended December 31, 2017, 2016 and 2015, respectively.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of SpinCo consists of the unaudited pro forma combined statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 and an unaudited pro forma combined balance sheet as of March 31, 2018. The unaudited pro forma combined financial statements are derived from our historical Combined Financial Statements included elsewhere in this Information Statement, and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Separation and Distribution Agreement and related agreements occurred as of the dates indicated. The unaudited pro forma combined financial statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the accompanying Notes included elsewhere in this Information Statement.

The unaudited pro forma combined statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 reflect our results as if the Spin-Off and related transactions described below had occurred as of January 1, 2017. The unaudited pro forma combined balance sheet as of March 31, 2018 reflects our results as if the Spin-Off and related transactions described below had occurred as of such date.

The unaudited pro forma combined financial statements give effect to the following:

•	the contribution by Honeywell to us of all the assets and liabilities that comprise our business and the retention by Honeywell of certain specified assets and liabilities reflected in our historical Combined Financial Statements, in each case, pursuant to the Separation and Distribution Agreement;

•	the anticipated post-Distribution capital structure, including: (i) the incurrence of indebtedness and the making of a cash transfer to Honeywell; and (ii) the issuance of our common stock to holders of Honeywell common stock;

•	the impact of certain pension liabilities related to certain of our employees that we will assume after the Spin-Off and which will be paid by us at a future date; and

•	the impact of, and transactions contemplated by, the Separation and Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, the Indemnification and Reimbursement Agreement and other agreements related to the Distribution between us and Honeywell and the provisions contained therein.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes that reflect the expected impacts of events directly attributable to the Spin-Off and that are factually supportable and, for purposes of statements of operations, are expected to have a continuing impact on us. However, these adjustments are subject to change as we and Honeywell finalize the terms of the Separation and Distribution Agreement and the other agreements related to the Distribution. The Unaudited Pro Forma Combined Financial Statements are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company.

The operating expenses reported in our historical combined statements of operations include allocations of certain Honeywell costs. These costs include the allocation of all Honeywell corporate costs, shared services and other related costs that benefit us.

As a stand-alone public company, we expect to incur additional recurring costs. The significant assumptions involved in determining our estimates of recurring costs of being a stand-alone public company include:

•	costs to perform financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities;

Confidential Treatment Requested by Garrett Transportation Systems Inc.

•	compensation, including equity-based awards, and benefits with respect to new and existing positions;

•	insurance premiums;

•	changes in our overall facility costs;

•	depreciation and amortization related to information technology infrastructure investments; and

•	the type and level of other costs expected to be incurred.

No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described above because they are projected amounts based on estimates and would not be factually supportable.

We currently estimate that we will incur substantial costs associated with becoming a stand-alone public company within 24 months of the Distribution. The accompanying unaudited pro forma combined statements of operations are not adjusted for these estimated expenses as they are also projected amounts based on estimates and would not be factually supportable. These expenses primarily relate to the following:

•	accounting, tax and other professional costs pertaining to our separation and establishment as a stand-alone public company;

•	compensation, such as modifications to certain bonus awards, upon completion of the separation;

•	relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	costs related to establishing our new brand in the marketplace;

•	costs to separate information systems; and

•	costs of retention bonuses.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Dollars in millions, except per share data)

	Historical As Reported	Pro Forma Adjustments(1)	Notes		As Adjusted
Net sales	$915	$—				$915
Costs of goods sold	704	—				704

Gross profit	211	—				211
Selling, general and administrative expenses	63	—				63
Other expense, net	44	(5)	(a)			39
Interest expense	2	15	(b) (d)			17
Non-operating (income) expense	(9)	3	(d	)		(6)

Income before taxes	111	(13)				98

Tax expense	55	(24)	(c)			31

Net (loss) income	$56	$11				$67

Unaudited Pro Forma Earnings Per Share
Basic			(h)		$
Diluted			(i)		$
Weighted-average number of shares outstanding
Basic			(h)
Diluted			(i)

(1)	The change in our cost structure related to our company becoming an independent, publicly traded company is not reflected above.

See accompanying notes to the unaudited pro forma combined financial statements.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(Dollars in millions, except per share data)

	Historical As Reported	Pro Forma Adjustments(1)	Notes	As Adjusted
Net sales	$3,096	$—			$3,096
Costs of goods sold	2,361	—			2,361

Gross profit	735	—			735
Selling, general and administrative expenses	249	—			249
Other expense, net	185	(25)	(a)		160
Interest expense	8	61	(b) (d)		69
Non-operating (income) expense	(18)	14	(d)		(4)

Income before taxes	311	(50)			261

Tax expense	1,349	(940)	(c)		409

Net (loss) income	$(1,038)	$890			$(148)

Unaudited Pro Forma Earnings Per Share
Basic			(h)	$
Diluted			(i)	$
Weighted-average number of shares outstanding
Basic			(h)
Diluted			(i)

(1)	The change in our cost structure related to our company becoming an independent, publicly traded company is not reflected above.

See accompanying notes to the unaudited pro forma combined financial statements.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2018

(Dollars in millions)

	Historical As Reported	Pro Forma Adjustments(1)	Notes	As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$311	$(236)	(e)	$75
Accounts, notes and other receivable—net	886	6	(d)	892
Inventories	188	—		188
Due from related parties, current	458	(458)	(d)	—
Other current assets	177	(136)	(a) (e)	41

Total current assets	2,020	(824)		1,196
Due from related parties, non-current	24	(24)	(d)	—
Investments and long-term receivables	42	—		42
Property, plant and equipment—net	453	—		453
Goodwill	193	—		193
Insurance recoveries for asbestos-related liabilities	100	(100)	(a)	—
Deferred income taxes	41	216	(c)	257
Other assets	48	5	(e)	53

Total assets	$2,921	$(727)		$2,194

LIABILITIES
Current liabilities:
Accounts payable	$905	$31	(d)	$936
Due to related parties, current	222	(222)	(d)	—
Accrued liabilities	610	(188)	(a)	422
Obligations payable to Honeywell, current	—	182	(a) (c)	182

Total current liabilities	1,737	(197)		1,540
Long-term debt	—	1,551	(b) (e)	1,551
Deferred income taxes	799	(743)	(c)	56
Asbestos-related liabilities	438	(434)	(a)	4
Other liabilities	170	6	(a) (f)	176
Obligations payable to Honeywell	—	629	(a) (c)	629

Total liabilities	3,144	812		3,956

COMMITMENTS AND CONTINGENCIES
EQUITY (DEFICIT)
Common Stock, par value $0.001	—	—	(g)	—
Additional paid in capital	—	(1,858)	(g)	(1,858)
Accumulated other comprehensive income	54	42	(d)	96
Invested deficit	(277)	277	(g)	—

Total deficit	(223)	(1,539)		(1,762)

Total liabilities and deficit	$2,921	$(727)		$2,194

(1)	The change in our cost structure related to our company becoming an independent, publicly traded company is not reflected above.

See accompanying notes to the unaudited pro forma combined financial statements.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

a)	Reflects the impact of the Indemnification and Reimbursement Agreement with Honeywell pursuant to which we will have an obligation to make cash payments to Honeywell in amounts equal to 90% of Honeywell’s asbestos-related liability payments primarily related to the Bendix business in the United States, as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business, including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. The amount payable by the Company in respect of such liabilities arising any given year will be subject to a cap of $175 million. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Indemnification and Reimbursement Agreement.”

As of March 31, 2018, the Company would have $457 million of liability (net of insurance assets owed to Honeywell) under the Indemnification and Reimbursement Agreement, calculated as 90% of the historical amounts reported for asbestos and environmental liabilities, net of insurance recoveries, excluding an upfront payment of $                     subject to a cap calculated as pro rata number of days remaining in 2018 multiplied by the annual cap at distribution date. Such obligations payable to Honeywell have been presented as current and non-current liabilities based on the proportionate classifications of the historical amounts reported. Accordingly, the following historical amounts reported will be reversed and replaced by the obligations payable to Honeywell as follows as of March 31, 2018:

	As of March 31, 2018
(Dollars in millions)	As Reported	As Adjusted
Other current assets	$17	—
Insurance recoveries for asbestos related liability	$100	—
Accrued Liabilities	$188	—
Asbestos related liabilities	$438	4
Other liabilities	$3	—
Obligations payable to Honeywell, current	—	$154
Obligations payable to Honeywell	—	$303

In addition, Other expense, net will decrease $5 million and $25 million for three months ended March 31, 2018 and year ended December 31, 2017, respectively, which is the difference between historical expense as reported under 100% carryover basis and the indemnified expense pursuant to the Indemnification and Reimbursement Agreement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

b)	Adjustments reflect interest expense and commitment fees related to indebtedness in an aggregate principal amount of $1,580 million that we expect will be incurred by us in connection with the consummation of the Spin-Off and that will be used primarily to make a cash transfer to Honeywell or a subsidiary of Honeywell. The adjustments assume that the indebtedness will comprise one or more term loan facilities in an aggregate principal amount of $1,000 million and senior unsecured notes in an aggregate principal amount of $580 million. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off, and the pro forma adjustments may change accordingly. The adjustments also assume that we will enter into a revolving credit facility in an aggregate undrawn amount of $500 million. The terms of the revolving credit facility are subject to change and will be finalized prior to the closing of the Spin-Off, and the pro forma adjustments may change accordingly.

(Dollars in millions)	For the Three Months Ended March 31, 2018	For the Year Ended December 31, 2017
Interest expense and commitment fees on our total assumed indebtedness with an estimated weighted average interest rate of 3.10%	$17	$68
Amortization of debt issuance costs	0	1

Total pro forma adjustment to interest expense	$17	$69

A 1/8% variance in the estimated weighted average interest rate on the debt incurrence would change the annual interest expense by $1 million.

c)	For the three months ended March 31, 2018 and the year ended December 31, 2017, income tax expense decreased by $24 million and $940 million, respectively. This decrease includes the impact of restructuring activities in connection with the Spin-Off of $22 million and $930 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. The remaining decrease of $2 million and $10 million for the three months ended March 31, 2018 and the year ended December 31, 2017 are the result of the income tax effects on adjustments included in pro forma notes a), b) and d).

Reflects the impact of restructuring activities in connection with the Spin-Off that will result in a reduction of deferred tax liabilities that were recorded from the Company’s intent to no longer permanently reinvest the historical undistributed earnings of its foreign affiliates. The reduction of deferred tax liabilities primarily consists of non-US withholding taxes that were recorded in 2017 as part of the provisional tax charge related to US tax reform. The restructuring changes the legal ownership structure and, thereby, changes the amount of withholding taxes. This adjustment is preliminary and subject to change based on Honeywell’s final determination of the fair value of assets and liabilities. As a result of the requirements to net deferred taxes on a jurisdictional basis, the $958 million reduction to the deferred tax liability is reflected as a $743 million decrease to deferred tax liabilities and a $215 million increase to deferred tax assets. The remaining increase of $1 million to deferred tax assets is the result of the income tax effects on adjustments included in pro forma note f).

Pursuant to the Tax Matters Agreement, we have agreed to make payments to a subsidiary of Honeywell in an amount representing the net tax liability of Honeywell under the mandatory transition tax attributable to the SpinCo Business, as determined by Honeywell. This amount will be payable in installments over 8 years. For purposes of the pro forma financial statements, we assume the cumulative payments will be $354 million and the associated liability has been included in Obligations payable to Honeywell, current and Obligations payable to Honeywell of $28 million and $326 million, respectively, as of March 31, 2018. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement.

d)

Reflects the impact of the settlement of cash pooling and short-term notes receivables and payables, resulting in a reduction of interests expense of $2 million and $8 million, and interest income of $3 million

Confidential Treatment Requested by Garrett Transportation Systems Inc.

and $14 million in the unaudited pro forma Combined Statement of Operations for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. In connection with the Spin-Off, we will settle or reclassify the following related party transactions in the unaudited pro forma Combined Balance Sheet as of March 31, 2018.

Due from related parties, current:

(Dollars in millions)	As of March 31, 2018
Cash pooling and short-term notes receivables (settled)	$423
Other tax receivables from Parent (settled)	27
Receivables from related parties (reclassified to accounts receivable)	6
Foreign currency exchange contracts(1) (settled)	2

$458

Due from related parties, non-current:

(Dollars in millions)	As of March 31, 2018
Other tax receivable from Parent (settled)	$24

Due to related parties, current:

(Dollars in millions)	As of March 31, 2018
Cash pooling and short-term notes payables (settled)	$154
Payables to related parties (reclassified to accounts payable)	31
Foreign currency exchange contracts(1) (settled)	37

$222

(1)	Also included in the pro forma financial statements is an adjustment to Accumulated other comprehensive income of $42 million as of March 31, 2018 related to the settlement of foreign currency exchange contracts.

In connection with the Spin-Off, we will reclassify the following related party transactions to third-party accounts payable and accounts receivables, as reflected in the unaudited pro forma Combined Balance Sheet as of March 31, 2018:

(Dollars in millions)	As of March 31, 2018
Accounts, notes and other receivable-net	$6
Accounts payable	$31

e)	Represents adjustments to cash as follows:

(Dollars in millions)	As of March 31, 2018
Cash received from incurrence of term loan	$1,000
Cash received from incurrence of senior unsecured note	580
Cash received from maturity of time deposits	119
Cash transfer to Honeywell at Spin	(1,546)
Cash distribution to Honeywell prior to Spin	(682)
Cash paid for debt issuance costs	(29)
Cash paid for deferred financing fees	(5)
Cash received from net settlement of due from (to) related parties	327

Total pro forma adjustment to cash	$(236)

Confidential Treatment Requested by Garrett Transportation Systems Inc.

f)	Reflects the impact of our assumption of certain pension assets and liabilities for employees who are eligible for benefits under defined benefit pension plans that are currently sponsored by Honeywell. For these employees, we intend to sponsor a defined benefit pension plan after the Spin-Off with terms and benefits consistent with the existing Honeywell plans. The annual expense related to our employees for these defined benefit pension plans was allocated to us by Honeywell, and such allocation is reflected in our historical Combined Financial Statements. As of March 31, 2018, the total pension assets to be contributed to us amounted to $194 million and total projected benefit obligation amounted to $203 million. We recorded a net pension plan liability as follows: $(8) million in Switzerland, $(1) million in Germany and nil in United States.

g)	Reflects the reclassification of Honeywell’s net investment in us, which was recorded in invested equity, into additional paid-in-capital and common stock to reflect the assumed issuance of shares of our common stock at a par value of pursuant to the Separation and Distribution Agreement immediately prior to the Spin-Off. We have assumed the number of outstanding shares of our common stock based on the number of shares of Honeywell common stock outstanding on and a distribution ratio of shares of our common stock for every shares of Honeywell common stock.

h)	Pro forma basic earnings per share (EPS) and pro forma weighted-average basic number of shares outstanding are based on the number of Honeywell basic weighted-average shares outstanding for the three months ended March 31, 2018, and for the year ended December 31, 2017, adjusted for a distribution ratio of shares of the Company’s common stock for every shares of Honeywell common stock outstanding.

i)	Pro forma diluted EPS and pro forma weighted-average diluted shares outstanding are based on the number of Honeywell weighted-average diluted shares outstanding for the three months ended March 31, 2018, and for the year ended December 31, 2017, adjusted for a distribution ratio of shares of the Company’s common stock for every share of Honeywell common stock outstanding. Due to the fact that outstanding awards granted to our employees under Honeywell’s stock-based compensation plans will be settled by Honeywell and in Honeywell common stock, we have only adjusted the pro forma diluted EPS and pro forma weighted-average diluted number of shares outstanding to give effect to the potential dilution from the issuance of restricted stock units to certain executives upon consummation of the Spin-Off. These awards are substitutes for the awards these executives received under Honeywell’s stock-based compensation programs which will be forfeited upon consummation of the Spin-Off. While the actual impact on a go-forward basis will depend on various factors, we believe the estimate yields a reasonable approximation of the future potentially dilutive impact of the Company’s equity plans.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

BUSINESS

Our Company

Our Company designs, manufactures and sells highly engineered turbocharger and electric-boosting technologies for OEMs and the aftermarket. We are a global technology leader with significant expertise in delivering products across gasoline, diesel, natural gas and electrified (hybrid and fuel cell) powertrains.

Our products are highly engineered for each individual powertrain platform, requiring close collaboration with our customers in the earliest years of powertrain and new vehicle design. Our turbocharging and electric-boosting products enable our customers to improve vehicle performance while addressing continually evolving and converging regulations that mandate significant increases in fuel efficiency and reductions in exhaust emissions worldwide. Market penetration of vehicles with a turbocharger is expected to increase from approximately 47% in 2017 to approximately 59% by 2022, according to IHS and other industry sources, which we believe will allow our business to grow at a faster rate than overall automobile production.

Our comprehensive portfolio of turbocharger, electric-boosting and connected vehicle technologies is supported by our five R&D centers, 13 close-to-customer engineering facilities and 13 factories, which are strategically located around the world. Our operations in each region have self-sufficient sales, engineering and production capabilities, making us a nimble local competitor, while our standardized manufacturing processes, global supply chain, worldwide technology R&D and size enable us to deliver the scale benefits, technology leadership, cross-regional support and extensive resources of a global enterprise. In high-growth regions, including China and India, we have established a local footprint, which has helped us secure strong positions with in-region OEM customers who demand localized engineering and manufacturing content but also require the capabilities and track record of a global leader.

We also sell our technologies in the global aftermarket through our distribution network of more than 160 distributors covering 180 countries. Through this network, we provide approximately 5,300 part-numbers and products to service garages across the globe. Our Garrett brand is a leading brand in the independent aftermarket for both service replacement turbochargers as well as high-end performance and racing turbochargers. We estimate that approximately 100 million vehicles on the road today utilize our products, further supporting our global aftermarket business. While there can be no assurances, we generally expect that our distribution network will continue to sell our technologies and be contractually obligated to us following the separation.

In addition, we have emerging opportunities in technologies, products and services that support the growing connected vehicle market, which include software focused on automotive cybersecurity and IVHM. For example, we are collaborating with tier-one suppliers on automotive cybersecurity software solutions and with several major OEMs on IVHM technologies.

Leading technology, continuous innovation, product performance and OEM engineering collaboration are central to our customer value proposition and a core part of our culture and heritage. In 1962, we introduced a turbocharger for a mass-produced passenger vehicle. Since then, we have introduced many other notable technologies in mass-production vehicles, such as turbochargers with variable geometry turbines, dual-boost compressors, ball-bearing rotors and electronically actuated controls, all of which vastly improve engine response when accelerating at low speeds and increase power at higher speeds, and enable significant improvements in overall engine fuel economy and exhaust emissions for both gasoline and diesel engines. Our portfolio today includes more than 1,400 patents and patents pending.

Building on our expertise in turbocharger technology, we have also developed electric-boosting technologies targeted for use in electrified powertrains, primarily hybrid and fuel cell vehicles. Our products include electric turbochargers and electric compressors that provide more responsive driving and optimized fuel economy in electrified vehicles. In addition, our early-stage and collaborative relationships with our global OEM customer base have enabled us to increase our knowledge of customer needs for vehicle safety and predictive maintenance to develop new connected and software-enabled products.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

As of December 31, 2017, we employed approximately 6,000 full-time employees and 1,500 temporary and contract workers globally, including 1,200 engineers. Our Company was incorporated on March 14, 2018 as a Delaware corporation in connection with the Spin-Off from Honeywell, and we maintain our headquarters in Rolle, Switzerland.

Fiscal 2017 Revenue Summary

•	We are a global business that generated revenues of approximately $3.1 billion in 2017.

•	Light vehicle products (products for passenger cars, SUVs, light trucks, and other products) accounted for approximately 80% of our revenues. Commercial vehicle products, (products for on-highway trucks and off-highway trucks, construction, agriculture and power-generation machines) accounted for the remaining 20%.

•	Our OEM sales contributed to approximately 88% of our 2017 revenues while our aftermarket and other products contributed 12%.

•	Approximately 52% of our 2017 revenues came from sales to customers located in Europe, 30% from sales to customers located in Asia, 10% from sales to customers in the United States and 8% from sales to customers in other international markets. For more information, see Note 20 Sales by Product Channels, Customer, Geographical and Supplier Concentrations of Notes to Combined Financial Statements.

Our Industry

We compete in the global turbocharger market for gasoline, diesel and natural gas engines; in the electric-boosting market for electrified (hybrid and fuel cell) vehicle powertrains; and in the emerging connected vehicle software market. A turbocharger provides an engine with a controlled and pressurized air intake, which intensifies and improves the combustion of fuel to increase the amount of power sent through the transmission and to improve the efficiency and exhaust emissions of the engine. As vehicles become more and more electrified, our electric-boosting products use similar principles to further optimize air intake and thus further enhance performance, fuel economy and exhaust emissions with the help of an integrated high-speed electric motor. By using a turbocharger or electric-boosting technology, an OEM can deploy smaller, lighter powertrains with better fuel economy and exhaust emissions while delivering the same power and acceleration as larger, heavier powertrains. As such, turbochargers have become one of the most highly effective technologies for helping global OEMs meet increasingly stricter emission standards.

Throughout this section of this Information Statement, we reference certain industry sources. While we believe the compound annual growth rate (“CAGR”) and other projections of the industry sources referenced in this Information Statement are reasonable, forecasts based upon such data involve inherent uncertainties, and actual outcomes are subject to change based upon various factors beyond our control.

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Global Turbocharger market

The global turbocharger market includes turbochargers for new light and commercial vehicles as well as turbochargers for replacement use in the global aftermarket. According to IHS and other industry sources, the global turbocharger market consisted of approximately 49 million units sales volume with an estimated total value of approximately $12 billion in 2017. Within the global turbocharger market, light vehicles accounted for approximately 88% of total unit volume and commercial vehicles accounted for the remaining 12%.

IHS and other industry sources project that the turbocharger production volume will grow at a CAGR of approximately 6% from 2018 through 2022, driven by double-digit growth in turbochargers for light vehicle gasoline engines and continued low single-digit growth for commercial vehicles, offset by a modest decline in diesel turbochargers given a decline in diesel powertrains, particularly for light vehicles. This annual sales estimate would add approximately 307 million turbocharged vehicles on the road globally between 2018 and 2022.

Key trends affecting our industry

Global vehicle fuel efficiency and emissions standards. OEMs are facing increasingly strict constraints for vehicle fuel efficiency and emissions standards globally. Regulatory authorities in key vehicle markets such as the United States, the European Union, China, Japan, and Korea have instituted regulations that require sustained and significant improvements in CO2, NOx and particulate matter vehicle emissions. OEMs are required to evaluate and adopt various solutions to address these stricter standards. Turbochargers allow OEMs to reduce engine size without sacrificing vehicle performance, thereby increasing fuel efficiency and decreasing harmful emissions. Furthermore, turbochargers allow more precise “air control” over both engine intake and exhaust conditions such as gas pressures, flows and temperatures, enabling optimization of the combustion process. This combustion optimization is critical to engine efficiency, exhaust emissions, power and transient response and enables such concepts as exhaust gas recirculation for diesel engines and miller-cycle operation for gasoline engines. Consequently, turbocharging will continue to be a key technology for automakers to meet future tough fuel economy and emissions standards without sacrificing performance.

Turbocharger penetration. The utilization of turbochargers and electric-boosting technologies on vehicle powertrain systems is one of the most cost-effective solutions to address stricter standards, and OEMs are increasing their adoption of these technologies. IHS and other industry sources expect turbocharger penetration to increase from approximately 47% in 2017 to approximately 59% by 2022.

Growth in overall vehicle production. The global vehicle market is rapidly evolving as overall vehicle production growth shifts from gasoline and diesel internal combustion engines to electric and hybrid vehicles in response to increasingly strict fuel efficiency and regulatory standards and as technology continues to improve.

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Medium-Term Powertrain Trends

Source: IHS

Engine size and complexity. In order to address stricter fuel economy standards, OEMs have used turbochargers to reduce the average engine size on their vehicles over time without compromising performance. Stricter pollutants emissions standards (primarily for NOx and particulates) have driven higher turbocharger adoption as well, which will continue in the future, with a total automotive turbocharger sales volume CAGR of 6% between 2018 and 2022, in an industry with a total automobile sales volume CAGR of approximately 2% over the same period, in each case according to IHS and other industry sources. In addition, increasingly demanding fuel economy standards require continuous increases in turbocharger technology content (e.g., variable geometry, electronic actuation, multiple stages, ball bearings, electrical control, etc.) which results in steady increases in average turbocharger content per vehicle.

Powertrain electrification. To address stricter fuel economy standards, OEMs also have been increasing the electrification of their vehicle offerings, primarily with the addition of hybrid vehicles, which have powertrains equipped with a gasoline or diesel internal combustion engine in combination with an electric motor. IHS estimates that hybrid vehicles will grow from a total of approximately 4.6 million vehicles in 2018 to a total of approximately 18.1 million by 2022, representing a CAGR of 41%. The electrified powertrain of hybrid vehicles enables the usage of highly synergistic electric-boosting technologies which augment standard turbochargers with electrically assisted boosting and electrical-generation capability. Furthermore, the application of electric boosting extends the requirement for engineering collaboration with OEMs to include electrical integration, software controls, and advanced sensing. Overall, this move to electric boosting further increases the role and value of turbocharging in improving vehicle fuel economy and exhaust emissions.

OEMs are also investing in full battery-electric vehicles, which have gained in popularity in recent years. However, IHS and other industry sources expect that they will compose only 4% of total vehicle production by 2022 due to their inherent limitations in driving range and recharging time and their relatively high cost. As OEMs strive to solve the issues of full battery electric vehicles, they are increasing investment in hydrogen fuel cell powered electric vehicles. These vehicles, like battery electric vehicles, have fully electric motor powertrains, but they rely on the hydrogen fuel cell to generate the required electricity. The hydrogen fuel cell also requires advanced electric-boosting technology for optimization of size and efficiency.

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Connected vehicles, autonomous vehicles, and shared vehicles. In addition to powertrain evolution, the market for connected vehicles is also rapidly evolving. The size of the connected car market is expected to increase from approximately $52 billion in 2017 to $156 billion by 2022, an annual growth rate of 24%, with demand split between safety and security (37%), autonomous driving features (35%) and connected car services (28%). Our cybersecurity software offerings target the safety and security aspect of the market, the importance of which increases as vehicles become more connected, autonomous, and shared. Similarly, our IVHM, predictive maintenance, and diagnostics tools play a critical role in autonomous and shared vehicles, where correct vehicle function, vehicle uptime, and vehicle availability become crucial, and are more easily enabled in connected vehicles.

Vehicle ownership in China and other high-growth markets. Vehicle ownership in China and other emerging markets remains well below ownership levels in developed markets and will be a key driver of future vehicle production. At the same time, these markets are following the lead of developed countries by instituting stricter emission standards. Growth in production volume and greater penetration by large global OEMs in these markets, along with evolving emission standards and increasing fuel economy and vehicle performance demands, is driving increasing turbocharger penetration in high-growth regions.

Our Competitive Strengths

We believe that we differentiate ourselves through the following competitive strengths:

Global and broad market leadership

We are a global leader in the $12 billion turbocharger industry. We will continue to benefit from the increased adoption of turbochargers, as well as our global technology leadership, comprehensive portfolio, continuous product innovation and our deep-seated relationships with all global OEMs. We maintain a leadership position across all vehicle types, engine types and regions, including:

Light Vehicles.

•	Gasoline: The adoption of turbochargers by OEMs on gasoline engines has increased rapidly from approximately 14% in 2013 to approximately 33% in 2017 and is forecasted by IHS to increase to 52% by 2022. We have launched a leading modern 1.5L VNT gasoline application, which we believe to be among the first with a major OEM, and we expect to see increasing adoption of this technology in years to come. Key to our strategy for gasoline growth is to leverage our technology strengths in high-temperature materials and variable geometry as well as our scale, global footprint and in-market capabilities to meet the volume demands of global OEMs.

•	Diesel: We have a long history of technology leadership in diesel engine turbochargers. Despite diesel market weakness for some vehicle segments, the majority of our diesel turbochargers revenue comes from heavier and bigger vehicles like SUVs, pickup trucks and light commercial vehicles (such as delivery vans), which remain a stable part of the diesel market. Diesel maintains a unique advantage in terms of fuel consumption, hence cost of ownership, and towing capacity makes it still the powertrain of choice for heavier vehicle applications. Diesel also remains essential for OEMs to meet their CO2 fleet average regulatory target going forward, as diesel vehicles produce approximately 10-15% less CO2, on average, than gasoline vehicles.

•

Electrified vehicles. We provide a comprehensive portfolio of turbocharger and electric-boosting technologies to manufacturers of hybrid-electric and fuel cell vehicles. OEMs have increased their adoption of these electrified technologies given regulatory standards and consumer demands driving an expected growth rate of approximately 39% from 2018 to 2022, according to IHS. Similar to turbochargers for gasoline and diesel engines, turbochargers for electric vehicles are an essential component of maximizing fuel efficiency and overall engine performance. Our products provide OEMs

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with solutions that further optimize engine performance and position us well to serve OEMs as they add more electrified vehicles into their fleets.

Commercial vehicles. Our Company traces its roots to the 1950s when we helped develop a turbocharged commercial vehicle for Caterpillar. We have maintained our strategic relationship with key commercial vehicle OEMs for over 60 years as well as market-leading positions across the commercial vehicle markets for both on- and off-highway use. Our products improve engine performance and lower emissions on trucks, buses, agriculture equipment, construction equipment and mining equipment with engine sizes ranging 1.8L to 105L.

High-growth regions. We have a strong track record serving global and emerging OEMs, including customers in China and India, with an in-market, for-market strategy and operate full R&D and three manufacturing facilities in the regions that serve light and commercial vehicle OEMs. Our local presence in high-growth regions has helped us win with key international and domestic Chinese OEMs, and we have grown between 2013 and 2017 significantly faster than the vehicle production in these regions.

Strong and collaborative relationships with leading OEMs globally

We supply our products to 40 OEMs globally. Our top ten customers accounted for approximately 65% of net sales and our largest customer represents approximately 14% of our net sales. With over 60 years in the turbocharger industry, we have developed strong capabilities working with all major OEMs. We consistently meet their stringent design, performance and quality standards while achieving capacity and delivery timelines that are critical for customer success. Our track record of successful collaborations, as demonstrated by our strong client base and our ability to successfully launch more than 100 product applications annually, is well recognized. For example, we received a 2017 Automotive News PACE™ Innovation Partnership Award in supporting VW’s first launch of an industry-leading VNT turbocharged gasoline engine, which is just one example of our strong collaborative relationships with OEMs. Our regional research, development and manufacturing capabilities are a key advantage in helping us to supply OEMs as they expand geographically and shift towards standardized engines and vehicle platforms globally.

Global aftermarket platform

We have an estimated installed base of approximately 100 million vehicles that utilize our products through our global network of 160 distributors covering 180 countries. Our Garrett aftermarket brand has strong recognition across distributors and garages globally, and is known for boosting performance, quality and reliability. Our aftermarket business has historically provided a stable stream of revenue supported by our large installed base. As turbo penetration rates continue to increase, we expect that our installed base and aftermarket opportunity will grow.

Highly-engineered portfolio with continuous product innovation

We have led the revolution in turbocharging technology over the last 60 years and maintain a leading technology portfolio of more than 1,400 patents and patents pending. We have a globally deployed team of more than 1,200 engineers across five R&D centers and 13 close-to-customer engineering centers. Our engineers have led the mainstream commercialization of several leading turbocharger innovations, including variable geometry turbines, dual-boost compressors, ball-bearing rotors, electrically actuated controls and air-bearing electric compressors for hydrogen fuel cells. We maintain a culture of continuous product innovation, introducing about ten new technologies per year and upgrading our existing key product lines approximately every 3 years. Outside of our turbocharger product lines, we apply this culture of continuous innovation to meet the needs of our customers in new areas, particularly in connected automotive technologies. We are developing solutions including IVHM and cybersecurity software solutions that leverage our knowledge of vehicle powertrains and experience working closely with OEM manufacturers.

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Global and low cost manufacturing footprint with operational excellence

Our geographic footprint locates R&D, engineering and manufacturing capabilities close to our customers, enabling us to tailor technologies and products for the specific vehicle types sold in each geographic market. In all regions where we operate, we leverage low-cost sourcing through our robust supplier development program, which continually works to develop new suppliers able to meet our specific quality, productivity and cost requirements. We now source more than two-thirds of our materials from low-cost countries and believe our high-quality, low-cost supplier network to be a significant competitive advantage. We have invested heavily to bring differentiated local capabilities to our customers in high-growth region, including China and India.

We manufacture approximately three-fourths of our products in low-cost countries, including seven manufacturing facilities in China, India, Mexico, Romania and Slovakia. We have a long-standing culture of lean manufacturing excellence and continuous productivity improvement is part of everything we do. We have been a pioneer in the application of the “Honeywell Operating System” or “HOS” which is the operating system deployed across our former Parent’s manufacturing facilities. We believe this global uniformity and operational excellence across facilities is a key competitive advantage in our industry given OEM engine platforms are often designed centrally but manufactured locally requiring suppliers to meet the exact same specifications across all locations.

Attractive financial profile

Given the integral nature of a turbocharger to an engine’s overall performance, OEMs primarily select turbochargers on a sole-sourced basis early in the engine design phase, which is several years ahead of a vehicle launch. As the vehicle and engine platform move to production, our OEM customers share their build rates with us for planning purposes. As such, we believe that we maintain a predictable top line forecast based on existing platforms and production build rates. This visibility is further supported by our global aftermarket business, which derives revenue from an estimated global installed base of over 100 million vehicles. In addition, our flexible, low-cost, and variable cost structure enables us to respond quickly to changes in transportation market conditions. We believe that this operational profile together with our continuous improvement process provides us with the potential to generate consistent earnings growth and strong cash flow. The Company’s future growth may be limited due to its obligations under the Indemnification and Reimbursement Agreement and the Tax Matters Agreement, debt service obligations and other liabilities and restrictions in connection with agreements which we intend to enter into in connection with the Spin-Off, as well as other risks which we may be presently unable to predict, the effects of which on our financial conditions and operations we may be unable to quantify. See “Risk Factors—Risks Relating to the Spin-Off—We expect to incur new indebtedness concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could adversely affect our business, financial condition and results of operations,” “Risk Factors—Risks Relating to Our Business—We are subject to risks associated with the Indemnification and Reimbursement Agreement, pursuant to which we will be required to make substantial cash payments to Honeywell, measured in substantial part by reference to estimates by Honeywell of certain of its liabilities,” Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for more information.

Experienced team with proven track record

We have a strong management team with extensive experience within the industry and with SpinCo. Our key business leaders are long-time industry executives with established customer relationships globally. We have attracted a deep bench of engineering and technology talent given our reputation for being an innovation focused company. The combination of longstanding customer relationships, extensive experience in the turbocharger market, as well as strong knowledge of emerging technologies, are key skillsets that enable our management team to be successful. Our team has a proven track record of success and the right capabilities in place for continued strong performance.

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Our Growth Strategies

We seek to continue to expand our business by employing the following business strategies:

Strengthen market leadership across core powertrain technologies

We are focused on strengthening our market position in light vehicles:

•	Gasoline turbochargers, which historically lagged adoption of diesel turbochargers, are expected to grow at a 10% annual CAGR from 2018 to 2022, according to IHS, exceeding the growth of diesel turbochargers. We expect to benefit from this higher growth given the gasoline platforms we have been awarded over the past several years. We have launched the first modern 1.5L VNT gasoline application with a major OEM and we expect to see increasing adoption of this technology in years to come. Key to our strategy for gasoline growth is to leverage our technology strengths in high temperature materials and variable geometry technologies as well as our scale, global footprint and in-region capabilities to meet the volume demands of global OEMs.

•	Growth in our share of the diesel turbochargers market will be driven by new product introductions focused on emissions-enforcement technologies and supported by our favorable positioning with large vehicles and high-growth regions within this market. The more stringent emissions standard require higher turbocharger technology content such as variable geometry, 2 stage systems, advanced bearings and materials, increasing our content per vehicle. We expect to grow our commercial vehicle business through new product introductions and targeted platform wins with key on-highway customers and underserved OEMs.

Strengthen our penetration of electrified vehicle boosting technologies

We stand to benefit from the increased adoption of hybrid-electric and fuel cell vehicles and the increased need for turbochargers associated with increased sales volumes for these engine types. IHS estimates that the production of electrified vehicles will increase from approximately six million vehicles in 2018 to approximately 22 million vehicles by 2022, representing an annualized growth rate of approximately 39%. OEMs will need to further improve engine performance for their increasingly electrified offerings, and our comprehensive portfolio of turbocharger and electric-boosting technologies will help OEMs do so. We expect to continue to invest in product innovations and new technologies and believe that we are well positioned to continue to be a technology-leader in the propulsion of electrified vehicles.

Increase market position in high-growth regions

IHS expects vehicle production in emerging markets to grow at an estimated CAGR of approximately 4% from 2018 to 2022. We will continue to strengthen our relationships with OEMs in high-growth, emerging regions by demonstrating our technology leadership through our local research, development and manufacturing capabilities. Our local footprint will continue to provide a strong competitive edge in high-growth regions due to our ability to work closely with OEMs throughout all stages of the product lifecycle including aftermarket support. For example, in China, our research center in Shanghai, our manufacturing facilities in Wuhan and Shanghai and our more than 1,000 employees support our differentiated end-to-end capabilities and will continue to support key platform wins in the Chinese market. Our positions in China will continue to benefit us as OEMs build global platforms in low cost regions. Our commitment to providing high-touch technology support to OEMs has allowed us to be recognized as a local player in other key high-growth regions, such as India.

Grow our aftermarket business

We have an opportunity to strengthen our global network of 160 distributors in 180 countries by deepening our channel penetration, leveraging our well-recognized Garrett brand, utilizing new online technologies for customer engagement and sales, and widening the product portfolio. For instance, in the US and Europe, we have launched a web-based platform providing self-service tools aiming at connecting 20,000 garage technicians in 2019.

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Drive continuous product innovation across connected vehicles

We are actively investing in software and services that leverage our capabilities in powertrains, vehicle performance management, and electrical/mechanical design to capitalize on the growth relating to connected vehicles. Approximately 35% of passenger vehicles sold in 2015 were estimated to be connected in some way to the Internet. By the end of the decade, that number is expected to exceed 90%. Building on the software and connected vehicle capabilities of our former parent, we have assembled a team of engineers, software and technical experts and have opened new design centers in North America, India and the Czech Republic. Our focus is developing solutions for enhancing cybersecurity of connected vehicles, as well as in-vehicle monitoring to provide maintenance diagnostics which reduce vehicle downtime and repair costs. For example, our Intrusion Detection and Prevention System uses anomaly detection technology that functions like virus detection software to perform real-time data analysis to ensure every message received by a car’s computer is valid. Our IVHM tools detect intermittent faults and anomalies within complex vehicle systems to provide a more thorough understanding of the real-time health of a vehicle system and enable customers to fix faults before they actually occur. We continue to conduct research to determine key areas of the market where we are best positioned to leverage our existing technology platform and capabilities to serve our customers. We execute a portion of our connectivity investment in collaboration with OEMs and other Tier 1 suppliers and have multiple early-stage trials with customers underway.

Research, Development and Intellectual Property

We maintain technical engineering centers in major regions of the world to develop and provide advanced products, process and manufacturing support for all of our manufacturing sites, and to provide our customers with local engineering capabilities and design developments on a global basis. As of December 31, 2017, we employed approximately 1,200 engineers. Our total R&D expenses were approximately $121 million, $110 million and $110 million for the years ended December 31, 2017, 2016 and 2015, respectively.

We currently hold approximately 1,400 patents and patents pending. While no individual patent or group of patents, taken alone, is considered material to our business, taken in the aggregate, these patents provide meaningful protection for our intellectual property.

Materials

The most significant raw materials we use to manufacture our products are grey iron, aluminum, stainless steel and a nickel, iron and chromium-based alloy. As of December 31, 2017, we have not experienced any significant shortages of raw materials and normally do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedules.

Customers

Our global customer base includes nine of the ten largest light vehicle OEMs, nine of the ten largest commercial vehicle OEMs, and each of the ten largest automotive aftermarket retailers and wholesale distributors.

Our ten largest applications in 2017 were with seven different OEMs. Approximately 52% of our 2017 revenues came from customers located in Europe, 30% from customers located in Asia, 10% from customers located in the United States and 8% from customers located in other international markets. Our OEM sales contributed to approximately 88% of our 2017 revenues while our aftermarket and other products contributed 12%.

Our largest customer is Ford Motor Company (“Ford”). In 2017, 2016 and 2015, our sales to Ford were 14%, 15% and 15%, respectively, of our total sales. Our next largest customer is Volkswagen AG (“Volkswagen”). In 2017, 2016 and 2015, our sales to Volkswagen were 8%, 10% and 12%, respectively, of our total sales.

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Supply Relationships with Our Customers

We typically supply products to our OEM customers through “open” purchase orders, which are generally governed by general terms and conditions negotiated with each OEM. Although the terms and conditions vary from customer to customer, they typically contemplate a relationship under which our customers are not required to purchase any minimum amount of products from us. These relationships typically extend over the life of the related engine platform. Prices are negotiated with respect to each business award, which may be subject to adjustments under certain circumstances, such as commodity or foreign exchange escalation/de-escalation clauses or for cost reductions achieved by us. The terms and conditions typically provide that we are subject to a warranty on the products supplied. We may also be obligated to share in all or a part of recall costs if the OEM recalls its vehicles for defects attributable to our products.

Individual purchase orders are terminable for cause or non-performance and, in most cases, upon our insolvency and certain change of control events. In addition, many of our OEM customers have the option to terminate for convenience on certain programs, which permits our customers to impose pressure on pricing during the life of the vehicle program, and issue purchase contracts for less than the duration of the vehicle program, which potentially reduces our profit margins and increases the risk of our losing future sales under those purchase contracts. We manufacture and ship based on customer release schedules, normally provided on a weekly basis, which can vary due to cyclical automobile production or inventory levels throughout the supply chain.

Although customer programs typically extend to future periods, and although there is an expectation that we will supply certain levels of OEM production during such future periods, customer agreements including applicable terms and conditions do not necessarily constitute firm orders. Firm orders are generally limited to specific and authorized customer purchase order releases placed with our manufacturing and distribution centers for actual production and order fulfillment. Firm orders are typically fulfilled as promptly as possible from the conversion of available raw materials, sub-components and work-in-process inventory for OEM orders and from current on-hand finished goods inventory for aftermarket orders. The dollar amount of such purchase order releases on hand and not processed at any point in time is not believed to be significant based upon the time frame involved.

Regulatory and Environmental Compliance

We are subject to the requirements of environmental and safety and health laws and regulations in each country in which we operate. These include laws regulating air emissions, water discharge, hazardous materials and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements globally. Although it is our intent to comply with all such requirements and regulations, we cannot provide assurance that we are at all times in compliance. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure that environmental requirements will not change or become more stringent over time or that our eventual environmental costs and liabilities will not be material.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. At this time, we are involved in various stages of investigation and cleanup related to environmental remediation matters at certain of our present and former facilities. In addition, there may be soil or groundwater contamination at several of our properties resulting from historical, ongoing or nearby activities.

As of December 31, 2017, the undiscounted reserve for environmental investigation and remediation was approximately $10.5 million. We do not currently possess sufficient information to reasonably estimate the amounts of environmental liabilities to be recorded upon future completion of studies, litigation or settlements, and we cannot determine either the timing or the amount of the ultimate costs associated with environmental

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matters, which could be material to our consolidated results of operations and operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

Additionally, we will be required to indemnify Honeywell in amounts equal to 90% of Honeywell’s asbestos-related liability payments primarily related to the Bendix business in the United States, as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business, including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Indemnification and Reimbursement Agreement” for more information.

Employees

As of December 31, 2017, we employed approximately 6,000 full-time employees and 1,500 temporary and contract workers globally. Approximately 37% of our full-time employees are represented worldwide by numerous unions and works councils.

Seasonality

Our business is moderately seasonal. Our primary North American customers historically reduce production during the month of July and halt operations for approximately one week in December; our European customers generally reduce production during the months of July and August and for one week in December; and our Chinese customers often reduce production during the period surrounding the Chinese New Year. Shut-down periods in the rest of the world generally vary by country. In addition, automotive production is traditionally reduced in the months of July, August and September due to the launch of parts production for new vehicle models. Accordingly, our results reflect this seasonality.

Properties

We have created a geographic footprint that emphasizes locating R&D, engineering and manufacturing capabilities in close physical proximity to our customers, thereby enabling us to adopt technologies and products for the specific vehicle types sold in each geographic market. Over the past several years, we have invested heavily to be close to our Chinese, Indian and other high-growth region OEM customers to be able to offer world-leading technologies, localized engineering support and unparalleled manufacturing productivity.

As of December 31, 2017, we owned or leased 13 manufacturing sites, five R&D centers and 13 close-to-customer engineering sites. We also have many smaller sales offices, warehouses, cybersecurity and IVHM sites and other investments strategically located throughout the world. The following table shows the regional distribution of our manufacturing sites, R&D centers and customer engineering sites:

	North America	Europe, Middle East & Africa	South Asia & Asia Pacific	South America	Total
Manufacturing Sites	2	5	5	1	13
R&D Centers	1	2	2	0	5
Close-to-Customer Engineering Sites	3	6	3	1	13

We frequently review our real estate portfolio and develop footprint strategies to support our customers’ global plans, while at the same time supporting our technical needs and optimizing operating cost base. We believe our evolving portfolio will meet current and anticipated future needs. For more information, see Note 20 Sales by Product Channels, Customer, Geographical and Supplier Concentrations of Notes to Combined Financial Statements.

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Legal Proceedings

We are involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, product safety, environmental, safety and health, intellectual property, employment, commercial and contractual matters and various other matters. Although the outcome of any such lawsuit, claim or proceeding cannot be predicted with certainty and some may be disposed of unfavorably to us, we do not currently believe that such lawsuits, claims or proceedings will have a material adverse effect on our financial position, results of operations or cash flows. We accrue for potential liabilities in a manner consistent with accounting principles generally accepted in the United States. Accordingly, we accrue for a liability when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable.

Additionally, in connection with our entry into the Indemnification and Reimbursement Agreement, we will be required to make payments to Honeywell for a certain amount of Honeywell’s asbestos-related liability payments primarily related to the Bendix business in the United States, as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business, including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Indemnification and Reimbursement Agreement” for more information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to help you understand the results of operations and financial condition of the Business for the three months ended March 31, 2018 and 2017 and for the three years ended December 31, 2017.

Overview and Business Trends

Our Business designs, manufactures and sells highly engineered turbocharger and electric-boosting technologies for light and commercial vehicle OEMs and the global vehicle and independent aftermarket. These OEMs in turn ship to consumers globally. We are a global technology leader with significant expertise in delivering products across gasoline, diesel and electric (hybrid and fuel cell) powertrains. These products are key enablers for fuel economy and emission standards compliance.

Market penetration of vehicles with a turbocharger is expected to increase from approximately 47% in 2017 to approximately 59% by 2022, according to IHS and other industry sources, which we believe will allow our business to grow at a faster rate than overall automobile production. The turbocharger market volume growth was particularly strong in China and other high-growth regions.

The growth trajectory for turbochargers is expected to continue, as the technology is one of the most cost-effective solutions for OEMs to address strict constraints for vehicle fuel efficiency and emissions standards. As a result, OEMs are increasing their adoption of turbocharger technologies across gasoline and diesel engines as well as hybrid-electric and fuel cell vehicles. In recent years, we have also seen a shift in demand from diesel engines to gasoline engines.

In particular, the commercial vehicle OEM market and light vehicle gasoline markets in China and other high-growth regions have increased due to favorable economic conditions and rising income levels which have led to an increase in automotive and vehicle content demand. While the respective growth rates may potentially decline as the local markets mature, we continue to expect an increase in future vehicle production utilizing turbocharger technologies as vehicle ownership remains well below ownership levels in developed markets.

We are entering into certain agreements with Honeywell that did not exist prior to the Spin-Off, such as the Indemnification and Reimbursement Agreement, Tax Matters Agreement and Transition Services Agreement, which will cause us to incur new costs. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations— Liquidity and Capital Resources,” “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Indemnification and Reimbursement Agreement,” “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement” and “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Transition Services Agreement” for a description of the material terms thereof.

Basis of Presentation

The accompanying historical Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of the Business as they were historically managed in conformity with U.S. GAAP. Therefore, the historical combined financial information may not be indicative of our future performance and does not necessarily reflect what our combined results of operations, financial condition and cash flows would have been had the Business operated as a separate, publicly traded company during the periods presented, particularly because of changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, cash management, operations, cost structure and personnel needs of our business.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the Honeywell corporate level but are specifically identifiable or otherwise allocable to the Business. Additionally, Honeywell provides certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on the basis of the proportion of revenues. The Business and Honeywell consider these allocations to be a reasonable reflection of the benefits received by the Business. Actual costs that would have been incurred if the Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Both we and Honeywell consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by the Business during the periods presented.

Subsequent to the completion of the Spin-Off, we expect to incur expenditures consisting of employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Recurring stand-alone costs include establishing the internal audit, treasury, investor relations, tax and corporate secretary functions as well as the annual expenses associated with running an independent publicly traded company including listing fees, compensation of non-employee directors, related board of director fees and other fees and expenses related to insurance, legal and external audit. Recurring stand-alone costs that differ from historical allocations may have an impact on profitability and operating cash flows but we believe the impact will not be significant. As a stand-alone public company, we do not expect our recurring stand-alone corporate costs to be materially higher than the expenses historically allocated to us from Honeywell. We believe our cash flow from operations will be sufficient to fund our corporate expenses.

Our asbestos-related and environmental expenses, net of probable insurance recoveries, are reported within Other expense, net in our Combined Statement of Operations. Honeywell is subject to certain asbestos-related and environmental-related liabilities, primarily related to its legacy Bendix business. In conjunction with the Business’s separation from Honeywell, certain operations that were part of the Bendix business, along with the ownership of the Bendix trademark, as well as certain operations that were part of other legacy elements of the Business, will be transferred to us. Our Combined Financial Statements reflect an estimated liability for resolution of pending and future asbestos-related and environmental liabilities related to these businesses, calculated as if we were responsible for 100% of the Bendix asbestos-liability payments. See Asbestos Matters in Note 18, Commitments and Contingencies of Notes to Combined Financial Statements for additional information. In connection with the separation from Honeywell, we plan to enter into an Indemnification and Reimbursement Agreement to make payments to Honeywell in amounts equal to 90% of Honeywell’s asbestos-related liability payments primarily related to the Bendix business in the United States, as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business, including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. Pursuant to this Indemnification and Reimbursement Agreement, we will be responsible for paying to Honeywell such amounts, up to a cap of $175 million in respect of such liabilities arising in any given calendar year. The payments that the Business will be required to make to Honeywell pursuant to this agreement will not be deductible for U.S. federal income tax purposes. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Indemnification and Reimbursement Agreement.”

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Results of Operations for the three months ended March 31, 2018 compared with the three months ended March 31, 2017

Net Sales

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Net sales	$915	$772
% change compared with prior period	18.5%

The change in net sales compared to prior year period is attributable to the following:

Three Months
Volume	8.5%
Price	(1.3)%
Foreign Currency Translation	11.3%

18.5%

Our net sales increased for the three months ended March 31, 2018 compared to the prior year period by $143 million or approximately 18.5% (7.2% excluding foreign currency translation) primarily driven by increases in sales volume partially offset by price reductions. The increase in sales volume, net of price reductions, was primarily driven by commercial vehicles OEM products growth of approximately $34 million and light vehicles OEM products growth of approximately $103 million.

The commercial vehicles OEM product growth was primarily driven by volume increases in China, North America and Europe. Our light vehicles OEM product growth was primarily driven by increased gasoline volumes in China and South Korea, as a result of increased turbocharger penetration in gasoline engines, partially offset by lower diesel volumes to our OEM customers in Europe and South Korea which was neutralized by favorable foreign currency translation. Our aftermarket product sales were approximately flat, with volume increases in South Korea offset by a decrease in Europe and North America.

Cost of Goods Sold

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Cost of goods sold	$704	$584
% change compared with prior period	20.5%
Gross Profit percentage	23.1%	24.4%

Costs of goods sold increased in the three months ended March 31, 2018 compared to the prior year period by $120 million or approximately 20.5 % primarily driven by an increase in direct material costs of approximately $99 million (principally due to an increase in volume and the impacts of foreign currency translation).

Gross profit percentage decreased primarily due to unfavorable impacts from mix and price (approximately 2.3 percentage point impact), partially offset by net decreases in repositioning costs (approximately 1.0 percentage point impact).

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Selling, General and Administrative Expenses

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Selling, general and administrative expense	$63	$61
% of sales	6.9%	7.9%

Selling, general and administrative expenses increased by $2 million in the three months ended March 31, 2018 compared to the prior year period. The decline in expenses as a percentage of sales was primarily due to favorable volume leverage.

Other Expense, Net

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Other expense, net	$44	$52
% of sales	4.8%	6.7%

Other expense, net decreased in the three months ended March 31, 2018 compared to the prior year period by $8 million driven by lower environmental charges.

Tax Expense

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Tax expense	$55	$14
Effective tax rate	49.5%	17.9%

The effective tax rate increased for the quarter year-over-year primarily due to increased tax expense attributable to currency impacts for withholding taxes on undistributed foreign earnings that are not permanently reinvested and decreased tax benefits from tax reserves.

The effective tax rate for the three months ended in 2018 was higher than the U.S. federal statutory rate of 21% primarily as a result of non-deductible expenses, U.S. tax reform’s expansion of the anti-deferral rules that impose U.S. taxes on foreign earnings and the tax charge for the currency impacts on deferred tax liabilities.

The effective tax rate for the three months ended in 2017 was lower than the U.S. federal statutory rate of 35% as a result of non-U.S. earnings taxed at lower rates and tax benefits from tax reserves.

On December 22, 2017, the U.S. enacted tax reform that instituted fundamental changes to the taxation of multinational corporations. As a result of the tax reform, we recorded a provisional tax charge at December 31, 2017 of $354 million related to the mandatory transition tax and $980 million related to taxes on undistributed foreign earnings that are no longer intended to be permanently reinvested. We recorded a provisional amount because certain information related to the computation of earnings and profits, distributable reserves, and foreign exchange gains and losses is not readily available; some of the testing dates to determine taxable amounts have not yet occurred; and there is limited information from federal and state taxing authorities regarding the application and interpretation of the recently enacted legislation. In accordance with current SEC guidance, the

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Company will report the impact of final provisional amounts in the reporting period in which the accounting is completed, which will not exceed one year from the date of enactment of tax reform.

As of March 31, 2018, the Company has not completed the accounting for any of the tax effects of the tax reform described above and there have been no material changes to our estimated amounts. Accordingly, there has been no change to the provisional amounts previously recorded, and there is no impact to the March 31, 2018 effective tax rate for such provisional amounts.

The effective tax rate can vary from quarter to quarter for unusual or infrequently occurring items, such as the tax impacts from the resolution of income tax audits, changes in tax laws, revisions to the provisional amounts from U.S. tax reform or internal restructurings.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

Net Sales

	2017	2016	2015
	(Dollars in millions)
Net sales	$3,096	$2,997	$2,908
% change compared with prior period	3.3%	3.1%

	2017	2016
Volume	3.7%	4.7%
Price	(1.3)%	(1.3)%
Foreign Currency Translation	0.9%	(0.3)%

	3.3%	3.1%

2017 compared with 2016

Our net sales for 2017 were $3,096 million, an increase of $99 million, or 3.3% (2.4% excluding foreign currency translation), from $2,997 million in 2016, primarily driven by increases in sales volume partially offset by price reductions. The increase in sales volume, net of price reductions, was primarily driven by commercial vehicles OEM products growth of approximately $122 million, partially offset by declines in our light vehicles OEM products of approximately $51 million.

The commercial vehicles OEM product growth was primarily driven by volume increases in China, North America and Europe. Our light vehicles OEM product decline was primarily driven by lower diesel volumes to our OEM customers in Europe, North America and South Korea, partially offset by increased gasoline volumes in China and South Korea, as a result of increased turbocharger penetration in gasoline engines. Our aftermarket product sales were approximately flat, with volume increases in North America offset by a decrease in Europe.

2016 compared with 2015

Our net sales for 2016 were $2,997 million, an increase of $89 million, or 3.1% (3.4% excluding foreign currency translation), from $2,908 million in 2015, primarily driven by increases in sales volume, partially offset by price reductions. The increase in sales volume, net of price reductions, was primarily driven by light vehicles OEM products growth of approximately $91 million, and commercial vehicles OEM products growth of approximately $16 million. These increases were partially offset by a decrease in sales volumes in our aftermarket products of approximately $21 million.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Our light vehicles OEM product sales growth was primarily driven by higher gasoline volumes to our OEM customers in China and Europe, partially offset by lower diesel volumes to our OEM customers in Japan, North America and South Korea. Our commercial vehicles OEM product growth was primarily driven by volume increases in China and Europe, partially offset by a decrease in North America. Our aftermarket product sales decline was primarily driven by volume declines in Europe and North America, partially offset by an increase in Japan.

Cost of Goods Sold

	2017	2016	2015
	(Dollars in millions)
Cost of goods sold	$2,361	$2,365	$2,179
% change compared with prior period	(0.2)%	8.5%
Gross Profit percentage	23.7%	21.1%	25.1%

2017 compared with 2016

Cost of goods sold for 2017 was $2,361 million, a decrease of $4 million, or 0.2%, from $2,365 million in 2016.

This decrease was primarily driven by a reduction in repositioning costs of approximately $26 million. Direct material and labor costs were approximately flat in 2017 compared to 2016 (principally due to a favorable impact of productivity, net of inflation, partially offset by increased volume and foreign currency translation). R&D costs increased by $11 million.

Gross profit percentage increased primarily due to higher productivity net of inflation (approximately 4.5 percentage point impact) and net reductions in repositioning and other costs (approximately 0.6 percentage point impact), partially offset by impacts from mix and price (approximately 2.1 percentage point impact) and unfavorable foreign currency translation (approximately 0.1 percentage point impact).

2016 compared with 2015

Cost of goods sold for 2016 was $2,365 million, an increase of $186 million, or 8.5%, from $2,179 million in 2015.

This increase was primarily driven by an increase in direct material costs of approximately $122 million in 2016 compared to 2015 (principally due to an increase in volume partially offset by a favorable impact of productivity, net of inflation) and an increase in repositioning costs of approximately $43 million related to projects to optimize our product costs and to right-size our organizational structure. R&D costs were flat.

Gross profit percentage decreased primarily due to impacts from mix and price (approximately 2.6 percentage point impact), net increases in repositioning and other costs (approximately 1.5 percentage point impact), and unfavorable foreign currency translation (approximately 0.3 percentage point impact), partially offset by productivity net of inflation (approximately 0.2 percentage point impact).

Selling, General and Administrative Expenses

	2017	2016	2015
	(Dollars in millions)
Selling, general and administrative expense	$249	$197	$186
% of sales	8.0%	6.6%	6.4%

Confidential Treatment Requested by Garrett Transportation Systems Inc.

2017 compared with 2016

Selling, general and administrative expense for 2017 was $249 million, an increase of $52 million, or 26.4%, from $197 million in 2016. This increase was primarily driven by a net increase in information technology (IT) costs of approximately $35 million, primarily due to higher corporate allocations from Honeywell. Allocations of corporate expenses from Honeywell are not necessarily indicative of future expenses and do not necessarily reflect the results that the Business would have experienced as an independent company for the periods presented. Additionally, selling costs increased by approximately $6 million related to investments for our software offerings.

2016 compared with 2015

Selling, general and administrative expense for 2016 was $197 million, an increase of $11 million, or 5.9%, from $186 million in 2015. This increase was primarily driven by an increase in selling costs of approximately $8 million related to investments for our software offerings.

Other Expense, Net

	2017	2016	2015
	(Dollars in millions)
Other expense, net	$185	$188	$174
% of sales	6.0%	6.3%	6.0%

2017 compared with 2016

Other expense, net for 2017, was $185 million, a decrease of $3 million, or 1.6%, from $188 million in 2016. This decrease was primarily driven by lower asbestos charges, net of insurance recoveries, in the year.

2016 compared with 2015

Other expense, net for 2016, was $188 million, an increase of $14 million, or 8.0%, from $174 million in 2015. This increase was primarily driven by higher asbestos charges, net of insurance recoveries, in the year.

Interest Expense

	2017	2016	2015
	(Dollars in millions)
Interest Expense	$8	$7	$5

Interest expense relates to interest on related party notes and cash pool arrangements which are expected to be settled in cash prior to the Spin-Off. See Note 3 Related Party Transactions with Honeywell of Notes to Combined Financial Statements.

Non-operating (income) expense

	2017	2016	2015
	(Dollars in millions)
Non-operating (income) expense	$(18)	$(5)	$3

2017 compared with 2016

Non-operating (income) expense for 2017 increased to income of ($18) million from income of ($5) million in 2016 primarily driven by lower foreign exchange losses of $9 million.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

2016 compared with 2015

Non-operating (income) expense for 2016 increased to income of ($5) million from expense of $3 million in 2015 primarily driven by higher interest income and lower other non-operating expenses.

Tax Expense

	2017	2016	2015
	(Dollars in millions)
Tax expense	$1,349	$51	$114
Effective tax rate	433.8%	20.8%	31.6%

2017 compared with 2016

The effective tax rate increased by 413 percentage points in 2017 compared to 2016. The increase was primarily attributable to the provisional impact of U.S. tax reform. On December 22, 2017, the U.S. enacted H.R.1, commonly known as the Tax Cuts and Jobs Act (“Tax Act”), that instituted fundamental changes to the U.S. tax system. The Tax Act includes changes to the taxation of foreign earnings by implementing a dividend exemption system, expansion of the current anti-deferral rules, a minimum tax on low-taxed foreign earnings and new measures to deter base erosion. The Tax Act also permanently reduces the corporate tax rate from 35% to 21%, imposes a one-time mandatory transition tax on the historical earnings of foreign affiliates and implements a territorial-style tax system. The impacts of these changes are reflected in the 2017 tax expense, which resulted in provisional charges of approximately $980 million due to the Company’s change in assertion regarding foreign unremitted earnings and $354 million due to the mandatory transition tax. These charges are subject to adjustment given the provisional nature of the charges. The Tax Act provisional charges were the primary driver of the increase in the effective tax rate in 2017, partially offset by increased tax benefits from the resolution of tax audits.

Most of the $980 million provisional charge described above relates to non-U.S. withholding taxes that will be payable at the time of the actual cash transfer and is based on the legal entity structure that existed at December 31, 2017. Changes to the legal entity structure or changes in future management’s intent whether to permanently reinvest its foreign undistributed earnings could result in a significantly different tax liability.

2016 compared with 2015

The effective tax rate decreased by 10.8 percentage points in 2016 compared to 2015. The decrease was primarily attributable to a change in valuation allowance, partially offset by lower earnings in lower tax rate jurisdictions.

Liquidity and Capital Resources

Historical Liquidity

Historically, we have generated positive cash flows from operations.

As part of the Parent, the Company is dependent upon Honeywell for all of its working capital and financing requirements. Honeywell uses a centralized approach to cash management and financing of its operations. The majority of the Business’s cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. This arrangement is not reflective of the manner in which the Business would have been able to finance its operations had it been a stand-alone business separate from Honeywell during the periods presented. Cash transfers to and from Honeywell’s cash management accounts are reflected within Invested deficit.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The Company operates a centralized non-interest-bearing cash pool in U.S. and regional interest-bearing cash pools outside of U.S. As of March 31, 2018, December 31, 2017 and 2016, the Company had non-interest-bearing cash pooling balances of $(4) million, $51 million and $65 million, respectively, which are presented in Invested deficit within the Combined Balance Sheets.

All intracompany transactions have been eliminated. All significant transactions between the Business and Honeywell have been included in these Combined Financial Statements and are expected to be settled for cash prior to the Spin-Off, with the exception of certain related party notes which are expected to be forgiven. These transactions which are expected to be settled for cash prior to the Spin-Off are reflected in the Combined Balance Sheets as Due from related parties or Due to related parties. In the Combined Statements of Cash Flows, the cash flows related to related party notes receivables presented in the Combined Balance Sheets in Due from related parties are reflected as investing activities since these balances represent amounts loaned to Parent. The cash flows related to related party notes payables presented in the Combined Balances in Due to related parties are reflected as financing activities since these balances represent amounts financed by Parent. For the related party notes, which are expected to be forgiven, the total net effect of the settlement of these transactions is reflected in the Combined Balance Sheets as Invested deficit and in the Combined Statements of Cash Flows as financing activities.

The cash and cash equivalents held by Honeywell at the corporate level are not specifically identifiable to the Business and therefore were not allocated for any of the periods presented. Honeywell third-party debt and the related interest expense have not been allocated for any of the periods presented as Honeywell’s borrowings were not directly attributable to the Business.

In addition, the Company had related party notes receivables of $61 million, which are presented in Due from related parties, non-current within the Combined Balance Sheets as of December 31, 2016. The Company received interest income for related party notes receivables of less than $1 million for the three months ended March 31, 2018 and 2017 and of $1 million, $4 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Additionally, the Company incurred interest expense for related party notes payable of $1 million and less than $1 million for the three months ended March 31, 2018 and 2017, respectively and of $6 million, $6 million and $5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Future Liquidity

On a recurring basis, our primary future cash needs will be centered on operating activities, working capital, capital expenditures, asbestos and environmental compliance costs, and interest payments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Following the separation from Parent, our capital structure and sources of liquidity will change from its historical capital structure because we will no longer participate in Parent’s centralized cash management program. Our ability to fund our operating needs will depend on our future ability to continue to generate positive cash flow from operations and raise cash in the capital markets. Based upon our history of generating strong cash flows, we believe will be able to meet our short-term liquidity needs. We believe we will meet known or reasonably likely future cash requirements, through the combination of cash flows from operating activities, available cash balances and available borrowings through our debt agreements. We expect that our primary cash requirements in 2018 will primarily be to fund capital expenditures and to meet our obligation under the debt instruments and the Indemnification and Reimbursement Agreement described below, as well as the Tax Matters Agreement. See “—Capital Expenditures” for more information. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through the issuance of debt or equity securities; however, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Senior Credit Facilities

In connection with the Spin-Off, we expect to incur substantial indebtedness in an aggregate principal amount of approximately $1,000 million, which may consist of one or more term loan facilities, and we also intend to enter into a $500 million revolving credit facility, none of which is expected to be drawn at the closing of the Spin-Off. The definitive terms are subject to change and will be finalized prior to the closing of the Spin-Off.

The term loan facilities may consist of a tranche denominated in Euros and a tranche denominated in U.S. Dollars. This indebtedness is intended to be available to finance, in part, the cash transfer to Honeywell or a subsidiary of Honeywell substantially concurrently with the consummation of the Spin-Off, subject to the satisfaction of certain closing conditions customary for financings of this type, including the Spin-Off and the issuance of the senior unsecured notes contemplated hereby and the payment of certain upfront fees and/or original issue discount in respect of the senior credit facilities. After the effective date, availability under the revolving credit facility from time to time will be subject to the satisfaction of certain conditions precedent customary for financings of this type.

We expect to be obligated to make quarterly principal payments throughout the term of the term loan facility according to the amortization provisions in the credit agreement. Borrowings under the credit agreement are expected to be prepayable at our option without premium or penalty, subject to a 1.00% prepayment premium in connection with any repricing transaction in the first six months after the closing date. We may request to extend the maturity date of all or a portion of the senior credit facilities under certain conditions customary for financings of this type. The credit agreement also may contain certain mandatory offer to pay provisions in the event that we incur certain types of indebtedness or receive net cash proceeds from certain non-ordinary course asset sales or other dispositions of property, in each case subject to terms and conditions customary for financings of this type.

The credit agreement is expected to contain certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/ repurchases, in respect of the our and our subsidiaries’ equity interests. In addition, the credit agreement may require that we maintain a consolidated total leverage ratio and a consolidated interest coverage ratio. The credit agreement also is expected to contain events of default customary for financings of this type, including certain customary change of control events.

We anticipate that the obligations of each borrower under the credit agreement will be jointly and severally guaranteed by certain of our existing and future direct and indirect wholly-owned subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrowers and the guarantors will be secured by certain assets of such borrowers and guarantors, including a perfected first-priority pledge of all of the equity securities of each borrower and each wholly-owned subsidiary of SpinCo held by any loan party.

Senior Notes

We anticipate that certain wholly-owned subsidiaries of SpinCo will issue $580 million aggregate principal amount of senior unsecured notes in connection with the Spin-Off. It is expected that the senior unsecured notes will bear interest at a fixed annual interest rate and mature on the eighth anniversary of their issuance.

We anticipate that SpinCo and each of SpinCo’s subsidiaries that provides a guarantee under the senior credit facilities will initially jointly and severally guarantee the senior unsecured notes on a senior unsecured basis. The senior unsecured notes and the related guarantees will be unsecured senior debt obligations of the issuers and the guarantors.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The indenture governing the senior unsecured notes, among other things, is expected to limit our ability and the ability of our restricted subsidiaries to: (i) incur or guarantee additional indebtedness, (ii) pay dividends or distributions on, or redeem or repurchase, capital stock and make other restricted payments, (iii) make investments, (iv) consummate certain asset sales, (v) engage in certain transactions with affiliates, (vi) grant or assume certain liens and (vii) consolidate, merge or transfer all or substantially all of our assets.

The net proceeds from the borrowings under the term loan facilities and the offering of the senior unsecured notes will be used as part of the financing for the Spin-Off of SpinCo from Honeywell.

Indemnification and Reimbursement Agreement

In connection with the separation from Honeywell, we plan to enter into an Indemnification and Reimbursement Agreement to make certain payments to Honeywell in amounts equal to 90% of Honeywell’s asbestos-related liability payments primarily related to the Bendix business in the United States, as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business, including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. Pursuant to the Indemnification and Reimbursement Agreement, we will be responsible for paying to Honeywell such amounts, up to a cap of $175 million (exclusive of any late payment fees) in respect of such liabilities arising in any given calendar year. The payments that the Business will be required to make to Honeywell pursuant to such agreement will not be deductible for U.S. federal income tax purposes. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Indemnification and Reimbursement Agreement.”

Cash Flow Summary for the Three Months ended March 31, 2018 and 2017

Our cash flows from operating, investing and financing activities for the three months ended March 31, 2018 and 2017, as reflected in the Combined Interim Financial Statements included elsewhere in this Information Statement, are summarized as follows:

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Cash provided by (used for):
Operating activities	$12	$(1)
Investing activities	155	(10)
Financing activities	(163)	33
Effect of exchange rate changes on cash	7	6

Net increase in cash and cash equivalents	$11	$28

Cash provided by (used for) operating activities increased by $13 million for the three months ended March 31, 2018 versus the same period last year, primarily due to favorable impacts from working capital of $13 million.

Cash provided by (used for) investing activities increased by $165 million for the three months ended March 31, 2018 versus the same period last year, primarily due to favorable net cash impacts from marketable securities investment activities period over period of $181 million, partially offset by an increase in capital expenditures of $22 million.

Cash provided by (used for) financing activities decreased by $196 million for the three months ended March 31, 2018 versus the same period last year. The change was primarily due to a $509 million decrease in cash received from the Honeywell’s cash pools and a $493 million payment for related party notes payable during the three months ended March 31, 2018. This was partially offset by an increase in cash flows related to a decrease in Invested deficit of $806 million.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Cash Flow Summary for the Years Ended December 31, 2017, 2016 and 2015

Our cash flows from operating, investing and financing activities for the years ended December 31, 2017, 2016 and 2015, as reflected in the audited Combined Financial Statements included elsewhere in this Information Statement, are summarized as follows:

	Years Ended December 31,
	2017	2016	2015
	(Dollars in millions)
Cash provided by (used for):
Operating activities	$63	$305	$367
Investing activities	30	(182)	(144)
Financing activities	68	(149)	(275)
Effect of exchange rate changes on cash	20	(1)	(13)

Net increase (decrease) in cash and cash equivalents	$181	$(27)	$(65)

2017 compared with 2016

Cash provided by operating activities decreased by $242 million, primarily due to higher income taxes settled with the Parent of $357 million, mainly due to the provisional mandatory transition tax impact of the Tax Act. This was partially offset by higher Income before taxes of $66 million, favorable impacts from working capital of approximately $6 million and payables to related parties of $37 million.

Cash from investing activities increased by $212 million, primarily due to lower issuances of related party notes receivables to the Parent of $63 million and favorable net cash impacts from marketable securities investment activities year over year of $145 million.

Cash provided by financing activities increased by $217 million. The change was primarily due to a $133 million increase in cash received from the Parent’s cash pools and lower increase in Invested deficit of $84 million.

2016 compared with 2015

Cash provided by operating activities decreased by $62 million, primarily due to lower Income before taxes of $116 million and unfavorable impacts from working capital of approximately $47 million, partially offset by lower tax payments of $30 million and favorable impacts from accrued liabilities of $62 million.

Cash used for investing activities increased by $38 million, primarily due to an increase in expenditures for property, plant and equipment of $34 million.

Cash used for financing activities decreased by $126 million. The decrease in usage was primarily due to a lower increase in Invested deficit of $610 million, partially offset by a $484 million decrease in cash received from the Parent’s cash pools.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Contractual Obligations and Probable Liability Payments

Following is a summary of our significant contractual obligations and probable liability payments at December 31, 2017:

		Payments by Period
	Total(4)	2018	2019-2020	2021-2022	Thereafter
	(Dollars in millions)
Minimum operating lease payments	$23	$7	$10	$4	$2
Purchase obligations(1)	85	85	—	—	—
Asbestos-related liability payments(2)	625	185	344	96	—
Asbestos insurance receipts(3)	(123)	(17)	(31)	(29)	(46)

	$610	$260	$323	$71	$(44)

(1)	Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.
(2)	These amounts are estimates of asbestos-related cash settlement payments for Bendix based on our asbestos-related liabilities which are probable and reasonably estimable as of December 31, 2017, calculated as if we were responsible for 100% of the Bendix asbestos-related liability payments. See Asbestos Matters in Note 18, Commitments and Contingencies of Notes to Combined Financial Statements for additional information. On a going forward basis, pursuant to the Indemnification and Reimbursement Agreement, we expect to be responsible for 90% of Honeywell’s asbestos-related liability payments primarily related to Honeywell’s legacy Bendix friction materials business in the United States, as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business, including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. The amount payable by the Company in respect of such liabilities arising in a given calendar year will be subject to a cap of $175 million. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Indemnification and Reimbursement Agreement.”
(3)	These amounts represent Honeywell’s estimated insurance receipts that are deemed probable for asbestos-related liabilities as of December 31, 2017, calculated as if we were the beneficiary of 100% of such receipts. On a going forward basis, pursuant to the Indemnification and Reimbursement Agreement, we expect to receive the benefit of 90% of such receipts, the amount of which will be deducted from 90% of payments made in respect of such liabilities and corresponding legal fees subject in each case to the applicable cap. See Asbestos Matters in Note 18, Commitments and Contingencies of Notes to Combined Financial Statements for additional information.
(4)	The table excludes tax liability payments, including those for unrecognized tax benefits, and related party notes payable as they will either be forgiven or cash settled prior to the Spin-Off. See Note 6 Income Taxes and Note 3 Related Party Transactions with Honeywell of Notes to Combined Financial Statements for additional information. Further, the table excludes amounts related to the mandatory transition tax that will be payable to Honeywell under the Tax Matters Agreement.

Capital Expenditures

We believe our capital spending in recent years has been sufficient to maintain efficient production capacity, to implement important product and process redesigns and to expand capacity to meet increased demand. Productivity projects have freed up capacity in our manufacturing facilities and are expected to continue to do so. We expect to continue investing to expand and modernize our existing facilities and invest in our facilities to create capacity for new product development.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The preparation of our combined financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our combined financial statements.

Contingent Liabilities—We are subject to lawsuits, investigations and claims that arise out of the conduct of our global business operations or those of previously owned entities, including matters relating to commercial transactions, government contracts, product liability (including asbestos), prior acquisitions and divestitures, employee benefit plans, intellectual property, legal and environmental, health and safety matters. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, the number and cost of pending and future asbestos claims, and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. See Note 18, Commitments and Contingencies of Notes to Combined Financial Statements for a discussion of management’s judgment applied in the recognition and measurement of our environmental and asbestos liabilities which represent our most significant contingencies.

Asbestos-Related Contingencies and Insurance Recoveries—We recognize a liability for any asbestos-related contingency that is probable of occurrence and reasonably estimable. In connection with the recognition of liabilities for asbestos-related matters, we record asbestos-related insurance recoveries that are deemed probable. Asbestos-related expenses, net of probable insurance recoveries, are presented within Other expense, net in the Combined Statements of Operations. For additional information, see Note 18, Commitments and Contingencies of Notes to Combined Financial Statements.

Warranties and Guarantees—Expected warranty costs for products sold are recognized based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, length of the warranty and various other considerations. Costs of product recalls, which may include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the recalled part, are accrued as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. See Note 18, Commitments and Contingencies of Notes to Combined Financial Statements included herein for additional information.

Pension Benefits—Certain of our employees participate in a defined benefit pension plan (the “Shared Plan”) sponsored by Honeywell which includes participants of other Honeywell subsidiaries and operations. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plan. The related pension expense is based on annual service cost of active Business participants and reported within Costs of goods sold in the Combined Statements of Operations. The pension expense specifically identified for the active

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Business participants in the Shared Plan for the three months ended March 31, 2018 and 2017 was $2 million and $2 million, respectively, and for each of the years ended December 31, 2017, 2016 and 2015 was $7 million, $6 million and $6 million, respectively.

We also sponsor a funded defined benefit pension plan covering the majority of our employees and retirees in Ireland (the “Ireland Plan”). Other pension plans sponsored by the Company outside of Ireland are not material to the Company either individually or in the aggregate. We recognize net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plans’ projected benefit obligation (the corridor) annually in the fourth quarter each year (the “MTM Adjustment”), and, if applicable, in any quarter in which an interim remeasurement is triggered. The remaining components of pension (income) expense, primarily service and interest costs and assumed return on plan assets, are recognized on a quarterly basis.

On January 1, 2018, we retrospectively adopted the new accounting guidance on presentation of net periodic pension costs. That guidance requires that we disaggregate the service cost component of net benefit costs and report those costs in the same line item or items in the Combined Interim Statement of Operations as other compensation costs arising from services rendered by the pertinent employees during the period. The other non-service components of net benefit costs are required to be presented separately from the service cost component.

Following the adoption of this guidance, we continue to record the service cost component of Pension ongoing (income) expense in Costs of goods sold. The remaining components of net benefit costs within Pension ongoing (income) expense, primarily interest costs and assumed return on plan assets, are now recorded in Non-operating (income) expense. We will continue to recognize net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plans’ projected benefit obligation (the corridor) annually in the fourth quarter each year (MTM Adjustment). The MTM Adjustment will also be reported in Non-operating (income) expense.

The MTM Adjustment represents the recognition of net actuarial gains or losses in excess of the corridor. Net actuarial gains and losses occur when the actual experience differs from any of the various assumptions used to value our pension plans or when assumptions change. The primary factors contributing to actuarial gains and losses are changes in the discount rate used to value pension obligations as of the measurement date each year and the difference between expected and actual returns on plan assets. The mark-to-market accounting method results in the potential for volatile and difficult to forecast MTM Adjustments. MTM charges were $0 million, $7 million and $0 million in 2017, 2016 and 2015, respectively.

We determine the expected long-term rate of return on plan assets utilizing historical plan asset returns over varying long-term periods combined with our expectations of future market conditions and asset mix considerations (see Note 19 Defined Benefit Pension Plans of Notes to Combined Financial Statements for details on the actual various asset classes and targeted asset allocation percentages for our pension plans). We plan to continue to use an expected rate of return on plan assets of 4.40% for 2018 as this is a long-term rate based on historical plan asset returns over varying long-term periods combined with our expectations of future market conditions and the asset mix of the plan’s investments.

The discount rate reflects the market rate on December 31 (measurement date) for high-quality fixed-income investments with maturities corresponding to our benefit obligations and is subject to change each year. The discount rate can be volatile from year to year as it is determined based upon prevailing interest rates as of the measurement date. We used a 1.80% discount rate to determine benefit obligations as of December 31, 2017, reflecting the decrease in the market interest rate environment since the prior year-end.

Inventories—Inventories are stated at the lower of cost, determined on a first-in, first-out basis, including direct material costs and direct and indirect manufacturing costs, or net realizable value. Obsolete inventory is identified based on analysis of inventory for known obsolescence issues. The original equipment inventory on hand in excess of one year’s forecasted usage is fully reserved.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Goodwill—Goodwill is subject to impairment testing annually as of March 31, and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying value to fair value and, when appropriate, the carrying value is reduced to fair value. We completed our annual goodwill impairment test as of March 31, 2018 and 2017, and determined that there was no impairment as of that date.

Income Taxes—The tax provision is presented on a separate company basis as if we were a separate filer. The effects of tax adjustments and settlements from taxing authorities are presented in our Combined Financial Statements in the period to which they relate as if we were a separate filer. Our current obligations for taxes are settled with our Parent on an estimated basis and adjusted in later periods as appropriate. All income taxes due to or due from our Parent that have not been settled or recovered by the end of the period are reflected in Invested deficit within the Combined Financial Statements. We are subject to income tax in the United States (federal, state and local) as well as other jurisdictions in which we operate.

Our provision for income tax expense is based on our income, the statutory tax rates and other provisions of the tax laws applicable to us in each of these various jurisdictions. These laws are complex, and their application to our facts is at times open to interpretation. The process of determining our combined income tax expense includes significant judgments and estimates, including judgments regarding the interpretation of those laws. Our provision for income taxes and our deferred tax assets and liabilities incorporate those judgments and estimates, and reflect management’s best estimate of current and future income taxes to be paid.

Deferred tax assets and liabilities relate to temporary differences between the financial reporting and income tax bases of our assets and liabilities, as well as the impact of tax loss carryforwards or carrybacks. Deferred income tax expense or benefit represents the expected increase or decrease to future tax payments as these temporary differences reverse over time. Deferred tax assets are specific to the jurisdiction in which they arise, and are recognized subject to management’s judgment that realization of those assets is “more likely than not.” In making decisions regarding our ability to realize tax assets, we evaluate all positive and negative evidence, including projected future taxable income, taxable income in carryback periods, expected reversal of deferred tax liabilities, and the implementation of available tax planning strategies.

Significant judgment is required in evaluating tax positions. We establish additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, Honeywell and its subsidiaries are examined by various federal, state and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a change in estimate become known.

The tax provision has been calculated as if the Business was operating on a stand-alone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances had the Business been a stand-alone company during the periods presented.

Market Risk Management

We are exposed to market risks from changes in currency exchange rates. These exposures may impact future earnings and/or operating cash flows. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and transactions arising from international trade. Our primary objective is to

Confidential Treatment Requested by Garrett Transportation Systems Inc.

preserve the U.S. Dollar value of foreign currency denominated cash flows and earnings. We attempt to hedge currency exposures with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency exchange forward and option contracts (foreign currency exchange contracts).

We hedge monetary assets and liabilities denominated in non-functional currencies. Prior to conversion into U.S. dollars, these assets and liabilities are remeasured at spot exchange rates in effect on the balance sheet date. The effects of changes in spot rates are recognized in earnings and included in Non-operating (income) expense. We partially hedge forecasted sales and purchases, which primarily occur in the next twelve months and are denominated in non-functional currencies, with foreign currency exchange contracts. Changes in the forecasted non-functional currency cash flows due to movements in exchange rates are substantially offset by changes in the fair value of the foreign currency exchange contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. Open foreign currency exchange contracts mature in the next twelve months. At March 31, 2018 and December 31, 2017, we had contracts with notional amounts of $765 million and $928 million, respectively, to exchange foreign currencies, principally the U.S. Dollar, Euro, Japanese Yen, Mexican Peso, New Romanian Leu and Korean Won.

As of March 31, 2018, December 31, 2017 and 2016, the net fair value of all financial instruments with exposure to currency risk was approximately a $35 million liability, $37 million liability and $45 million asset, respectively. The potential loss or gain in fair value for such financial instruments from a hypothetical 10% adverse or favorable change in quoted currency exchange rates would be approximately $(106) million and $48 million at March 31, 2018, $(121) million and $65 million at December 31, 2017 and $(45) million and $153 million at December 31, 2016. The model assumes a parallel shift in currency exchange rates; however, currency exchange rates rarely move in the same direction. The assumption that currency exchange rates change in a parallel fashion may overstate the impact of changing currency exchange rates on assets and liabilities denominated in currencies other than the U.S. dollar. See Note 14 Financial Instruments and Fair Value Measures of Notes to Combined Financial Statements for further discussion on the agreements.

While we are exposed to commodity price risk, we pass through abnormal changes in component and raw material costs to our customers based on the contractual terms of our arrangements. In limited situations we may not be fully compensated for such changes in costs.

Other Matters

Litigation and Environmental Matters

See Note 18, Commitments and Contingencies of Notes to Combined Financial Statements for a discussion of environmental, asbestos and other litigation matters.

Agreements with Honeywell

We are entering into certain agreements with Honeywell that did not exist prior to the Spin-Off, such as Honeywell’s provision of transition and other services, and undertaking indemnification obligations, which will cause us to incur new costs. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell” for a description of the material terms thereof.

Recent Accounting Pronouncements

On January 1, 2018, the Company adopted new accounting guidance on revenue from contracts with customers, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under that guidance, while prior period amounts are not adjusted and continue to be reported in accordance with the previous guidance. See Note 4 Revenue Recognition and Contracts with Customers for further details.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

On January 1, 2018, the Company adopted a new accounting standard that resulted in the components of net periodic pension cost and net periodic postretirement benefit cost other than service costs to no longer be presented in Cost of products and services sold and Selling, general and administrative expenses, but to instead be presented within Non-operating (income) expense. See Note 2 Summary of Significant Accounting Policies of Notes to Combined Financial Statements for further details.

See Note 2 Summary of Significant Accounting Policies of Notes to Combined Financial Statements for a discussion of recent accounting pronouncements.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

MANAGEMENT

The following table presents information concerning our executive officers and directors following the Spin-Off, including a five-year employment history.

Name	Age	Position
Olivier Rabiller	47	Director, President & Chief Executive Officer
Carlos Cardoso	60	Chairman of the Board
Maura J. Clark	59	Director
Courtney Enghauser	46	Director
Carsten J. Reinhardt	51	Director
Scott Tozier	57	Director
Craig Balis	53	Senior Vice President & Chief Technology Officer
Daniel Deiro	45	Senior Vice President, Global Customer Management & General Manager Japan/Korea
Alessandro Gili	46	Senior Vice President & Chief Financial Officer
Thierry Mabru	50	Senior Vice President, Integrated Supply Chain
Jerome Maironi	52	Senior Vice President, General Counsel & Corporate Secretary
Fabrice Spenninck	49	Senior Vice President & Chief Human Resources Officer

The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.

Olivier Rabiller

Mr. Rabiller has led the Transportation Systems division at Honeywell since July 2016. From January 2015 to July 2016, he served as Vice President and General Manager of Transportation Systems for High Growth Regions, Business Development, and Aftermarket. From January 2012 to January 2014, he served as Vice President and General Manager, Transportation Systems Aftermarket. Earlier positions within Honeywell included roles as the Vice President of Sourcing for Transportation Systems for three years; Vice President of Customer Management for Passenger Vehicles at Honeywell Turbo Technologies; Vice President, European Sales and Customer Management; and Director of Marketing and Business Development for the European region. He joined Honeywell in 2002 as Senior Program Manager and Business Development Manager for Turbo Technologies EMEA. Mr. Rabiller is a director of the Swiss-American Chamber of Commerce, a non-profit organization which facilitates business relations between Switzerland and the United States. From 2012 until 2016, Mr. Rabiller was a director of Friction Material Pacifica, Australia. He holds a Master’s degree in engineering from École Centrale Nantes and an MBA from INSEAD. Mr. Rabiller was chosen to lead SpinCo and serve as a member of the Board of Directors because of his extensive experience at the Transportation Systems division at Honeywell, his background within the automotive industry and his strong leadership abilities.

Carlos Cardoso

Mr. Cardoso is a Senior Advisor of Irving Place Capital focusing on investments in industrial manufacturing and distribution companies since July 2015. From 2007 to 2015, Mr. Cardoso was Chairman and Chief Executive Officer of Kennametal, a global leader in metalworking solutions and engineered components serving a diverse set of industrial and infrastructure markets. Before serving as CEO, Mr. Cardoso served as Kennametal’s Vice President and Chief Operating Officer. Prior to Kennametal, he held executive roles at Flowserve and Honeywell (Allied Signal). Mr. Cardoso currently serves on the boards of Stanley Black & Decker, Inc., Hubbell Incorporated and the Ohio Transmission Corporation. He has been named one of America’s “Best Chief Executive Officers” by Institutional Investor Magazine. Mr. Cardoso earned a Bachelor of Science degree in business administration from Fairfield University and a Master’s degree in management from the Rensselaer Polytechnic Institute. Mr. Cardoso was chosen as Chairman of our Board of Directors because of his background as a director for public companies and his valuable expertise in companies with extensive manufacturing operations and distribution operations.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Maura J. Clark

Ms. Clark has served as a Corporate Director of Direct Energy since 2014. From 2005 to 2014, Ms. Clark served as President of Direct Energy Business, LLC and Senior Vice President North American Strategy and Mergers and Acquisitions and was responsible for all aspects of the North American commercial and industrial energy business. Her prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company, as Executive Vice President of Corporate Development and Chief Financial Officer of the Clark USA and as a Managing Director of Investment Banking Services at Goldman Sachs & Co., where she built a portfolio of clients involved in merchant power, gas and electric utilities and industrial companies. She also served as Vice President of Finance of North American Life Assurance Company, a financial services company. Ms. Clark is a member of the Board of Fortis Inc., Potash Corp. of Saskatchewan, Agrium Inc., Elizabeth Arden, Inc., Primary Care Development Corp. and Sabine River. She graduated from Queens University with a Bachelor of Arts in Economics. She is a Charted Professional Accountant and a member of the Association of Chartered Professional Accountants of Ontario. Ms. Clark offers the board extensive experience managing the operations of an international commercial and industrial business as well as significant experience from her service on other public company boards.

Courtney Enghauser

Ms. Enghauser is the Chief Financial Officer of Sensus, now a part of Xylem, a leading global water technology company since April 2013. Prior to her current role, Ms. Enghauser was the Chief Financial Officer of Kinetek, Inc., where she was responsible for the financial management and reporting of a global portfolio company consisting of eleven operating subsidiaries and sixteen holding companies in the electric motors and controls industries located throughout the world. Ms. Enghauser also served as Director of Finance, Mergers and Acquisitions of Kinetek, Inc. and Chief Financial Officer of Finishing Services & Technologies, Inc. after starting her career as an Auditor at PriceWaterhouseCoopers. Ms. Enghauser graduated with a Bachelor of Science in Accounting from Indiana University and is a Certified Public Accountant. Ms. Enghauser will provide the board with significant experience in the technology sector and financial strategies from a global perspective.

Carsten J. Reinhardt

Mr. Reinhardt has served as Senior Advisor for RLE International since October 2016. From July 2012 to October 2016, Mr. Reinhardt was President and CEO of Voith Turbo GmbH & Co. KG, a supplier of advanced powertrain technologies to the rail, commercial vehicle, marine, power generation, oil & gas and mining industries. Mr. Reinhardt currently sits on the Boards of Grundfos A/S Holding, SAF-Holland S.A., Rosti Group, Rosti Automotive, Tegimus Holding, GmbH, and Beinbauer Group (Germany). Mr. Reinhardt holds a Bachelor’s degree in Mechanical Engineering from Esslingen Technical University in Germany and a Master of Science degree in automobile engineering from the University of Hertfordshire, UK. Through his extensive experience in the automotive industry across global markets, Mr. Reinhardt provides operational expertise and strengthens the Board’s experience within the industry.

Scott Tozier

Mr. Tozier has been the Chief Financial Officer and Executive Vice President of Albemarle Corporation since January 2011. Prior to joining Albemarle, he served as Vice President of Finance, Transformation and Operations of Honeywell International, Inc. where he was responsible for Honeywell’s global financial shared services and best practices management. His 16-year career with Honeywell spanned senior financial positions in the United States, Asia Pacific and Europe. Mr. Tozier currently serves as a director on the boards of directors for FCCSA and Volta Energy Technologies. He is also a trustee for Blumenthal Performing Arts and Charlotte Chamber of Commerce, and on the Board of Advisors for Junior Achievement of the Carolinas. He holds a Bachelor of Business Administration in Accounting from the University of Wisconsin-Madison in 1988. Mr. Tozier holds an MBA from the University of Michigan, where he graduated with honors in 1994. He is a

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Certified Public Accountant. As a former executive within Honeywell, Mr. Tozier offers the board valuable expertise in best practices for a public company on a global scale, as well as financial management given his background as a CFO and a Certified Public Accountant.

Craig Balis

Mr. Balis was appointed our Senior Vice President and Chief Technology Officer in                      2018. From June 2014 until such appointment, Mr. Balis was the Vice President and Chief Technology Officer of Honeywell Transportation Systems. From December 2008 to June 2014, Mr. Balis was the Vice President of Engineering of Honeywell Transportation Systems. Mr. Balis has a Bachelor of Science and Master’s Degree in engineering from the University of Illinois.

Daniel Deiro

Mr. Deiro was appointed our Senior Vice President, Global Customer Management, and General Manager Japan/Korea in                  2018. From August 2014 until such appointment, Mr. Deiro was the Vice President of Customer Management and General Manager for Honeywell Transportation Systems for Japan and Korea. From April 2012 until August 2014, Mr. Deiro was a Senior Customer Management Director at Honeywell Transportation Systems. Mr. Deiro has a degree in Automotive Engineering from Haute école spécialisée bernoise, Technique et Informatique (BFH-TI), Biel, Switzerland.

Alessandro Gili

Mr. Gili was appointed our Senior Vice President and Chief Financial Officer in              2018. From June 2018 until such appointment, Mr. Gili was the Chief Financial Officer of Honeywell Transportation Systems. From February 2015 until May 2018, Mr. Gili was the Chief Financial Officer of Ferrari N.V. In April 2015 he was also appointed as President of Ferrari Financial Services S.p.A. From June 2013 to February 2015, he was a Vice President and Chief Accounting Officer of Fiat Chrysler Automobiles N.V. From June 2011 to June 2013, Mr. Gili was Vice President, Corporate Controller and Chief Accounting Officer of Chrysler Group LLC. Prior to joining the Fiat Group, Mr. Gili was a project manager for Innovative Redesign Managements Consultants. Mr. Gili spent the first years of his career in Audit at Coopers & Lybrand. Mr. Gili holds a Bachelor’s degree in finance from Turin University and is a Certified Public Accountant and Certified Public Auditor in Italy.

Thierry Mabru

Thierry Mabru was appointed our Senior Vice President, Integrated Supply Chain in                  2018. From March 2013 until such appointment, Mr. Mabru was the Vice President of Global Integrated Supply Chain for Honeywell Transportation Systems. From April 2011 until February 2013, Mr. Mabru was Senior Director of Global Advanced Manufacturing Engineering for Honeywell Transportation Systems. From September 2006 to February 2011, Mr. Mabru was Director of the Program Management Office of Honeywell Aerospace EMEAI. Mr. Mabru currently serves as director of both the Board of Friction Material Pacific (FMP) Group Australia PTY Limited and Board of Friction Material Pacific (FMP) Group PTY Limited. Mr. Mabru holds a Master of Science degree from the École Nationale de Mécanique et d’Aérotechniques (ISAE/ENSMA), Poitier, France.

Jerome Maironi

Jerome Maironi was appointed our Senior Vice President, General Counsel and Corporate Secretary in                  2018. For the past five years and until such appointment, Mr. Maironi was the Vice President of Global Legal Affairs for Honeywell Performance Materials and Technologies. Mr. Maironi graduated with an Executive MBA from INSEAD, Fontainebleau, France. Mr. Maironi received a post-graduate degree in Law & Practice of International Trade and a Master of Law from the University Rene Descartes, Paris, France. Mr. Maironi is a member of the Association Francaise des Juristes d’Entreprise and has also passed the French Bar Exam.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Fabrice Spenninck

Mr. Spenninck was appointed our Senior Vice President and Chief Human Resources Officer in                          2018. From August 2015 until such appointment, Mr. Spennick was Vice President of Human Resources of Honeywell Transportation Systems. From 2013 to 2015 Mr. Spenninck was Vice President of Labor and Employee Relations and, from 2011 to 2013, he was Senior Director of Human Resources (One Country Leader) in France and North Africa at Honeywell. Mr. Spenninck holds a Master’s degree in Human Resources and Labor Relations from the University of Montpellier, France.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will be comprised of six directors. A majority of our directors will meet the independence requirements set forth in the listing standards of the New York Stock Exchange at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that our Audit Committee, among other duties, will oversee:

•	management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls);

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our outside auditor;

•	the performance of our internal audit function;

•	the outside auditor’s annual audit of our financial statements; and

•	the preparation of certain reports required by the rules and regulations of the SEC.

The Audit Committee will have at least three (3) members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the New York Stock Exchange, Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:

•	determining and approving the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executives;

Confidential Treatment Requested by Garrett Transportation Systems Inc.

•	overseeing the administration and determination of awards under our compensation plans; and

•	preparing any report on executive compensation required by the rules and regulations of the SEC.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the New York Stock Exchange, Rule 10C-1 under the Exchange Act and our Compensation Committee charter. The members of our Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of our Compensation Committee will be determined prior to the Spin-Off.

Nominating and Governance Committee

The responsibilities of our Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee charter, and we anticipate that they will include, among other duties:

•	overseeing our corporate governance practices;

•	reviewing and recommending to our Board amendments to our by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to our Board regarding the structure of our various board committees;

•	identifying, reviewing and recommending to our Board individuals for election to the Board;

•	adopting and reviewing policies regarding the consideration of candidates for our Board proposed by stockholders and other criteria for membership on our Board;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the leadership structure for our Board;

•	overseeing our Board’s annual self-evaluation; and

•	overseeing and monitoring general governance matters, including communications with stockholders and regulatory developments relating to corporate governance.

The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the New York Stock Exchange and our Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the Spin-Off.

Code of Business Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of business ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

Confidential Treatment Requested by Garrett Transportation Systems Inc.

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Honeywell and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences and will serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which stockholders and other interested third parties may communicate with non-management members of our Board.

Director Compensation

We expect to adopt a compensation program for our non-employee directors effective upon the completion of the Spin-Off that consists of a combination of annual cash retainer fees and equity-based compensation. Directors who are also employees of SpinCo will not receive any additional compensation for their service as a director.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

DIRECTOR COMPENSATION

Following the Spin-Off, we expect that our Compensation Committee will periodically review and make recommendations to our Board regarding the form and amount of compensation for non-employee directors. Directors who are also our employees are expected to receive no compensation for service on our Board. Honeywell has approved an initial director compensation program for the Company that is designed to enable continued attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active Board membership. This program is described in further detail below.

Annual Compensation

In general, we believe that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the Board and its committees, and an equity component, designed to align the interests of directors and shareowners and, by vesting over time, to create an incentive for continued service on the Board.

Board of Directors’ Annual Compensation
Cash Retainer	$80,000
Independent Board Chairman – Additional Cash Retainer	$100,000
Board Committee Membership – Additional Cash Retainer

Audit Committee Chair: $20,000

Audit Committee Member: $10,000

Compensation Committee Chair: $15,000

Compensation Committee Member: $7,500

Nominating and Governance Committee Chair: $15,000

Nominating and Governance Committee Member: $5,000

Other Committee Chair: $10,000

Other Committee Member: $5,000

Annual Equity Grants

Restricted Stock Units vest on the earliest of the first anniversary of the date of grant, the director’s death or disability, or removal from the Board coincident with the occurrence of a change in control.

Each non-employee director receives an annual restricted stock unit grant with a target value of $120,000 on the date of the Annual Meeting of Shareowners. New directors in 2018 will receive a prorated award for the partial year commencing on the Spin-Off.

Cash elements are paid in quarterly installments and prorated for partial years of service.

Other Benefits

Non-employee directors will also be provided with $350,000 in business travel accident insurance.

Stock Ownership Guidelines

We expect to adopt a stock ownership policy pursuant to which each non-employee director, while serving as a director of the Company, must hold Company common stock (including unvested RSUs) with a market value of at least five times the annual cash retainer (or $400,000) before being permitted to sell any SpinCo common stock holdings, including net shares from vesting of restricted stock unit grants (i.e., shares vested less shares required to pay applicable taxes).

Confidential Treatment Requested by Garrett Transportation Systems Inc.

COMPENSATION DISCUSSION AND ANALYSIS

As discussed above, we are currently part of Honeywell and not an independent company, and our Compensation Committee has not yet been formed. Decisions about our executive compensation and benefits to date have been made by the Management Development and Compensation Committee of the Honeywell Board (the “Honeywell Compensation Committee”) and Honeywell senior management. Accordingly, this Compensation Discussion and Analysis (“CD&A”) focuses on Honeywell’s compensation and benefit programs and decisions for 2017. Following the Spin-Off, we expect that our Compensation Committee will review our executive compensation and benefit programs and determine the appropriate compensation and benefits for our executives, and accordingly our executive compensation and benefits programs following the Spin-Off may not be the same as those discussed below.

For purposes of this CD&A and the disclosure that follows, Olivier Rabiller, who currently serves as the President and Chief Executive Officer of the Business, and is expected to serve as our President and Chief Executive Officer following the Spin-Off, is the only “Named Executive Officer” that was also designated as an officer of Honeywell in 2017. For purposes of these disclosures, we also include as our Named Executive Officers: the executive temporarily acting as our Chief Financial Officer at the end of 2017, and our next three highest paid executive officers at the end of 2017 who are expected to remain as SpinCo executives after the Spin-Off.

For purposes of this CD&A and the disclosure that follows, our “Named Executive Officers” (or “NEOs”) are:

•	Olivier Rabiller, President and Chief Executive Officer;

•	Peter Bracke, Acting Chief Financial Officer;

•	Craig Balis, Senior Vice President & Chief Technology Officer;

•	Thierry Mabru, Senior Vice President, Integrated Supply Chain; and

•	Daniel Deiro, Senior Vice President, Global Customer Management and General Manager Japan/Korea.

In addition, Alessandro Gili will become our Chief Financial Officer effective as of the completion of the Spin-Off. The terms of his offer letter are described below. Since he was not an employee of the Business during 2017, he is not considered one of our NEOs for 2017, but he will be one of our named executive officers for 2018.

Honeywell’s Executive Compensation Philosophy and Approach

Honeywell’s executive compensation and benefit programs are designed to support the creation of stockholder value through four key objectives: (1) attract and retain world-class leadership talent; (2) drive performance that creates stockholder value; (3) pay for superior results and sustainable growth; and (4) manage risk through oversight and compensation design. In setting total compensation to meet these key objectives, Honeywell seeks to achieve the optimal balance between (1) fixed and variable (or “at-risk”) pay elements, (2) short- and long-term pay elements and (3) cash- and equity-based elements.

The factors applicable to our NEOs that generally shape Honeywell’s assessment of performance and the appropriate levels of compensation include: (1) operational and financial performance for Honeywell and each strategic business group (“SBG”) (including Aerospace, the SBG of which we are a part) in the context of industry and macroeconomic conditions; (2) a review of compensation history, in total and for each element of compensation; (3) leadership potential and associated retention risk; (4) Honeywell performance relative to the competitive marketplace; (5) the senior executive succession plan; (6) relative level of responsibility within Honeywell and specific contributions over the performance period; (7) trends and best practices in executive compensation; and (8) peer group comparisons of pay levels and related practices.

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Details on Program Elements and Related 2017 Compensation Decisions

Base Salary

Base salaries are intended to attract and compensate high-performing and experienced leaders and are determined based on performance, scope of responsibility, years of experience and with reference made to relevant competitive market data (but not targeted to a specific competitive position). In 2017, based on his strong performance record, experience and leadership potential, the Honeywell Compensation Committee raised Mr. Rabiller’s base salary from a rate of $505,000 to $557,000 annually, effective April 1, 2017.

Mr. Bracke transferred into SpinCo, effective November 1, 2017, from another Honeywell business unit and did not receive a base salary increase upon transfer. Effective April 1, 2017, base salary increases for the other NEOs ranged from 1.0% to 5.0%, which was within country-specific merit budgets established by Honeywell for 2017, and took into consideration differentiation based on internal performance and behavior ratings and external market data.

The following table summarizes the changes in base salary for the other NEOs:

NEO	1/1/2017 Base Salary*	New Base Salary*
Peter Bracke	—	$440,318
Craig Balis	$378,352	$382,142
Thierry Mabru	$360,530	$364,832
Daniel Deiro	$342,299	$359,404

*	Base salary and other compensation values in this CD&A originally denoted in local currency (CHF) have been converted to USD using a December 31, 2017 exchange rate of CHF 1 to USD 1.024234.

Short-Term Incentive Compensation Plan (“ICP”) Awards

ICP awards are intended to motivate and reward executives for achieving annual corporate, SBG and functional goals in key areas of financial and operational performance. In 2017, Mr. Rabiller participated in the Honeywell ICP program on the same basis as other officers of Honeywell, with 80% of his award based on performance against equally weighted financial metrics for total Honeywell and its Aerospace business (“Quantitative Portion”) and 20% of the award based on his individual performance (“Qualitative Portion”). The following tables summarize Mr. Rabiller’s target ICP award opportunity and the final ICP award earned by him for 2017 as approved by the Honeywell Compensation Committee.

Target ICP Award (Rabiller):

2017 Base Salary*	x	Individual Target ICP Award (% of Base Salary)	=	Target ICP Award ($)
$544,014		65%		$353,609

*	Reflects ICP eligible base salary for the 2017 calendar year.

Earned ICP Award (Rabiller):

Formulaic Portion(1)					+	Qualitative Portion(2)					=	Total Individual ICP Payout Percentage	x	Target ICP Award Amount	=	Actual 2017 ICP Award
Attainment	x	Weight	=	Payout %		Attainment	x	Weight	=	Payout %
129.4%		80%		103.5%		154.4%		20%		30.9%		134.38%		$353,609		$475,180

(1)	Attainment based on performance against 2017 Aerospace ICP goals and application of plan leverage table. Attainment can range from 0% to 200%. Payout can range from 0% to 160%.

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(2)	Attainment based on Honeywell Compensation Committee assessment. Attainment can range from 0% to 200%. Payout can range from 0% to 40%.

In determining the Qualitative Portion of his 2017 ICP award, the Honeywell Compensation Committee considered Mr. Rabiller’s individual performance against objectives as well as the overall strong performance of the Business in 2017, including:

•	Achieved above plan business retention, win rates and flawless launch metrics.

•	Accelerated the innovation pipeline (e.g. e-Turbo, next generation new product introductions), technology roadmap and connected software initiatives.

•	Delivered new record year of performance for material and operations productivity; exceeded plan.

•	Accomplished significant leadership team transitions and enhanced global diversity.

•	Advanced Honeywell Velocity Product Development and Honeywell Operating System initiatives, with 100% of Business revenue and manufacturing costs at “silver” level or better.

The other NEOs participated in Honeywell’s ICP program on the same basis as other similarly situated executives of Honeywell with individual award decisions made by Honeywell management based on ICP funding pools approved by the Honeywell Compensation Committee for each business unit. Individual ICP awards are capped at 200% of their target ICP award amount. Target ICP award levels and actual funded awards for the other NEOs were as follows:

NEO	2017 Base Salary(1)	Target ICP Award (% of Base Salary)	Target ICP Award ($)	Approved Funding	Actual 2017 ICP Award
Peter Bracke(2)	$73,317	45%	$32,993	69.26%	$22,852
Craig Balis	$381,207	40%	$152,483	122.59%	$186,923
Thierry Mabru	$363,771	40%	$145,509	152.75%	$222,259
Daniel Deiro	$355,186	35%	$124,315	154.48%	$192,044

(1)	Reflects ICP eligible base salary for 2017.
(2)	The amounts shown for Mr. Bracke have been prorated to reflect the portion of the 2017 calendar year that Mr. Bracke was employed by the Business.

For more information on the ICP program, including how Honeywell determined payouts for 2017 based on Honeywell’s performance and other factors considered relevant by the Honeywell Compensation Committee, please see the section entitled “Executive Compensation—Compensation Program Description—Annual Incentive Compensation Plan (“ICP”),” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2018 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Long-Term Incentive (“LTI”) Compensation

Honeywell generally grants annual LTI awards in February of each year during an open trading window period following the release of Honeywell’s financial results for the preceding fiscal year. In determining the size of annual LTI awards to executives, Honeywell considers (1) an executive’s prior year performance, (2) his or her leadership impact and expected contribution toward the future performance of Honeywell or a business unit, (3) the relative size of previous LTI grants awarded to the executive, (4) the value of LTI awarded to executives in comparable peer group positions, and (5) the vested and unvested equity held by the applicable executive.

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Stock Options and RSUs. Stock option awards are long-term incentives intended to motivate and reward executives for making strategic decisions and taking actions that drive year-over-year improvements in company performance that translate into future increases in stock price. Stock options are directly aligned with the interests of Honeywell’s stockholders because executives only realize value if the stock price appreciates.

Restricted stock units (“RSUs”) represent a right to receive Honeywell common stock only if certain conditions are met (e.g., continued employment through a specific date or the attainment of certain performance conditions). RSU awards are intended to reward executives for improvements in company performance and are linked with stockholder value since the value of RSU awards rises or falls with Honeywell’s stock price. RSUs are also intended to encourage retention as they generally vest after a period of at least three years.

Based on their assessment using the criteria noted above, on February 28, 2017, the Honeywell Compensation Committee awarded Mr. Rabiller 22,000 stock options at an exercise price of $124.99 per share. The total value of this award was $366,300, based on a grant date unit value of $16.65. These stock options vest in equal 25% installments over a four-year period and expire ten years from the date of grant. Consistent with other officers of Honeywell, Mr. Rabiller was not awarded RSUs in 2017, as the RSU grant made to him in 2016 was intended to cover a two-year period.

The other NEOs were awarded annual stock options and RSUs on the same basis as other similarly situated executives of Honeywell, with individual award decisions made by Honeywell management based on LTI award pools approved by the Honeywell Compensation Committee. Stock options granted to the other NEOs in 2017 also had an exercise price of $124.99 per share and a grant date unit value of $16.65, and vest in equal 25% installments over a four-year period. RSUs granted to the other NEOs had a grant date unit value of $124.99 and vest 100% on the third anniversary of the grant date. The following table summarizes the number and value of stock options and RSUs awarded to the other NEOs:

NEO	# Options Awarded	Stock Options Grant Date Value	# RSUs Awarded	RSUs Grant Date Value
Peter Bracke(1)	2,507	$41,739	359	$44,911
Craig Balis	12,500	$208,125	1,790	$223,732
Thierry Mabru	9,700	$161,505	1,390	$173,736
Daniel Deiro	7,700	$128,205	1,100	$137,489

(1)	No awards were granted to Mr. Bracke while he was employed by the Business. The amounts shown reflect the number and value of Honeywell equity awards granted to Mr. Bracke in 2017 prior to his transfer to the Business while he was employed in a different Honeywell business unit, and have been prorated for the period of time that he worked in the Business during 2017.

To strengthen longer term retention for select executives, the Honeywell Compensation Committee also approved and issued additional RSUs to the following two NEOs in July 2017 at a grant date value of $137.53 per unit, which will vest over a six-year period, with one-third vesting on each of the second, fourth and sixth anniversaries of the grant date, contingent on continued employment through the applicable vesting date:

NEO	# RSUs Awarded	RSUs Grant Date Value
Craig Balis	3,000	$412,590
Thierry Mabru	2,500	$343,825

Treatment of Honeywell Stock Options in the Spin-Off. In connection with the Spin-Off, any Honeywell stock options held by SpinCo employees that are vested as of the Distribution Date will remain outstanding with Honeywell until exercised by the employee or normal expiration, subject to the terms of the applicable

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Honeywell equity incentive plan and related grant agreement under which such options were granted. Stock options held by SpinCo employees that are unvested as of the Distribution Date will terminate and be canceled in accordance with their terms as of the Distribution Date and, in respect of such canceled stock options, SpinCo will issue restricted stock units (“SpinCo RSUs”) that will vest in accordance with the same vesting schedule that applied to the corresponding Honeywell stock options. In respect of stock options held by SpinCo employees that were granted prior to 2018 and remain unvested as of the Distribution Date, the initial value of the new SpinCo RSUs will be determined based on the excess of the “regular way” closing price of Honeywell common stock subject to each such option immediately prior to the Distribution Date less the exercise price of the applicable option, while the replacement value in respect of unvested Honeywell stock options held by SpinCo employees that were granted in 2018 will be based on the formula used to determine the value of the Honeywell stock options at the time of grant. The number of SpinCo RSUs issued will be determined based on the “when issued” closing price of SpinCo shares immediately prior to the Distribution Date (and will be rounded up to the nearest whole SpinCo share).

Treatment of Honeywell RSUs in the Spin-Off. In connection with the Spin-Off, any Honeywell RSUs held by SpinCo employees that are outstanding and unvested as of the Distribution Date will terminate and be canceled in accordance with their terms and, in respect of each such canceled Honeywell RSU award, SpinCo will replace the economic value by issuing SpinCo RSUs that will vest in accordance with the same vesting schedule that applied to the corresponding Honeywell RSUs. In respect of such SpinCo RSUs, the initial value will be determined based on the “regular way” closing price of Honeywell common stock subject to such Honeywell RSUs immediately prior to the Distribution Date, with the number of SpinCo RSUs determined based on the “when issued” closing price of SpinCo shares immediately prior to the Distribution Date (rounded up to the nearest whole SpinCo share).

Long-Term Performance Awards. The Honeywell Performance Plan was introduced in 2017 to provide performance-contingent, long-term incentive awards to focus executives on achievement of objective, three-year financial metrics (e.g. 2017-2019) that are aligned with Honeywell’s long-term targets then in effect. The operational focus of the Performance Plan adds balance to Honeywell’s executive compensation programs and is intended to complement stock options and RSUs, which reward stock price appreciation. Awards made to Honeywell officers under the Performance Plan were made in the form of performance stock units (“PSUs”).

In February 2017, Mr. Rabiller was awarded 4,000 PSUs under the Honeywell Performance Plan for the 2017-2019 performance period, at a grant date value per unit of $131.35 (for a total grant date value of $525,400). The number of PSUs earned at the end of the three-year performance period is determined based on performance against four equally weighted metrics: three internal financial measures and a fourth measure of total shareholder return relative to Honeywell’s compensation peer group. The total payout value is capped at 200% of the target award at grant.

Performance Plan awards made to the other NEOs were in the form of cash-based units, with each unit having a target value of $100. The actual value of the cash unit earned at the end of the three-year performance period is determined based on performance against the same three internal financial metrics that apply to the officer awards. The total payout value is capped at 200% of the target award at grant. The following table summarizes the number and value of Performance Plan cash units awarded to the other NEOs:

NEO	# Performance Plan Units	Performance Plan Units Target Value
Peter Bracke(1)	418	$41,781
Craig Balis	2,100	$210,000
Thierry Mabru	1,650	$165,000
Daniel Deiro	1,300	$130,000

(1)	No awards were granted to Mr. Bracke while he was employed by the Business. The amounts shown reflect the number and value of awards granted to Mr. Bracke in 2017 prior to his transfer to the Business while he was employed in a different Honeywell business unit, and have been prorated for the period of time that he worked in the Business during 2017.

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Note that the 2017-2019 cash Performance Plan awards are not reflected as 2017 compensation on the Summary Compensation Table as SEC rules require cash-based awards to be reported in the final year of the performance period (i.e. 2019) when the amounts earned are determinable.

Treatment of Honeywell Performance Plan Awards in the Spin-Off. In connection with the Spin-Off, Honeywell Performance Plan awards for both the 2017-2019 and 2018-2020 performance periods that are held by SpinCo employees as of the Distribution Date will terminate and be canceled in accordance with their terms. With respect to the 2017-2019 performance period only, SpinCo will replace the economic value of such canceled awards by issuing SpinCo RSUs that will vest in March 2020, consistent with the vesting schedule that applied to the corresponding Honeywell Performance Plan PSUs or cash units, as applicable. In respect of such SpinCo RSUs, the initial value will be determined based on Honeywell’s latest estimate of performance against plan metrics for the performance period in progress as of the Distribution Date, with the number of SpinCo RSUs determined based on the “when issued” closing price of SpinCo shares immediately prior to the Distribution Date (rounded up to the nearest whole SpinCo share). SpinCo has no obligation to replace the canceled awards for the 2018-2020 performance period.

Performance RSUs. Prior to the introduction of the Performance Plan, Mr. Rabiller was eligible to receive biennial grants of performance-based restricted stock units (“Performance RSUs”), which represent a right to receive Honeywell common stock only if certain conditions are met (e.g., continued employment through a specific date or the attainment of certain performance conditions). Performance RSU awards were intended to reward executives for improvements in Honeywell performance and were linked with stockholder value since the value of Performance RSU awards rises or falls with Honeywell’s stock price. (For 2016, the last year that Performance RSUs were granted, the applicable performance condition was based on cumulative total shareholder return relative to Honeywell’s peer group performance over a three-year period.) Performance RSUs were also intended to encourage retention as they generally included an additional time-vesting period following satisfaction of the applicable performance metrics. For more information on Performance RSU awards, please see the section entitled “Executive Compensation—Compensation Program Description—Long-Term Incentive Compensation—2016 Performance RSU Awards,” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2018 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Treatment of Performance RSUs in the Spin-Off. Mr. Rabiller’s unvested 2016 Performance RSUs will terminate and be canceled in accordance with their terms, and SpinCo will replace the economic value with a grant of SpinCo RSUs that will vest in accordance with the same time-based vesting schedule that applied to the Performance RSUs. In respect of such SpinCo RSUs, the initial value will be determined based on Honeywell’s relative total shareholder return over a truncated performance period ending immediately prior to the Distribution Date and the “regular way” closing price of Honeywell common stock subject to the Performance RSUs immediately prior to the Distribution Date, with the number of SpinCo RSUs determined based on the “when issued” closing price of SpinCo shares immediately prior to the Distribution Date (rounded up to the nearest whole SpinCo share).

Prior Growth Plan. The Performance Plan replaced the prior cash-based Honeywell Growth Plan under which non-overlapping performance-contingent awards were made on a biennial basis, with payouts based on financial targets measured over a two-year period. Because Growth Plan grants were made every other year, the Honeywell Compensation Committee attributed half of the award value to each year of the performance cycle for purposes of compensation planning.

For the final 2016-2017 Growth Plan performance cycle, the calculated payout for the Aerospace SBG, of which the Business was a part, was 36% of target. This level of payout was primarily due to the challenging

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macroeconomic environment experienced by Aerospace in 2016, coupled with aggressive plan targets set at the beginning of 2016. The following table summarizes the target number of GPUs granted to each NEO in February 2016, and the annualized value of the final earned awards attributed to 2017:

	GPUs Awarded in 2016 (#)	x	Annualized Unit Value(2)	=	Annualized Target Award Value	x	Final Pay Out Percentage (Aerospace)	=	Earned Award Attributable to 2017(3)	Reported on Summary Compensation Table(4)
Olivier Rabiller	6,000		$50		$300,000		36.0%		$108,000	$216,000
Peter Bracke(1)	668		$50		$33,380		41.4%		$13,819	$13,819
Craig Balis	3,450		$50		$172,500		36.0%		$62,100	$124,200
Thierry Mabru	2,600		$50		$130,000		36.0%		$46,800	$93,600
Daniel Deiro	2,000		$50		$100,000		36.0%		$36,000	$72,000

(1)	No awards were granted to Mr. Bracke while he was employed by the Business. The value attributable to 2017 and the full amount reported in the Summary Compensation Table represents the value of the 2016 Growth Plan grant made to Mr. Bracke while he was employed in a different Honeywell business unit, and has been prorated for the period of time he worked in the Business in 2017. Mr. Bracke’s Final Pay Out Percentage differs from the other NEOs as a result of the time he worked with another Honeywell business unit.
(2)	Represents the annualized target value of one Growth Plan unit (i.e., $100 unit value divided by 2), consistent with the Honeywell Compensation Committee’s allocation of biennial awards.
(3)	Represents the portion of the earned award under the biennial Growth Plan attributable to 2017. The full earned award is shown in the column to the right. 50% of the full earned award was paid in March 2018 and the remaining 50% will be paid in March 2019, subject to continued employment with the Company.
(4)	As a cash-based award, SEC rules require that the full amount of the earned 2016-2017 Growth Plan award for the two-year performance cycle be reported on the Summary Compensation Table as a component of Non-Equity Compensation for 2017.

While there were no Growth Plan awards granted to the NEOs in 2017, SEC rules require that the full value of amounts earned under cash-based long-term incentive plans be reported on the Summary Compensation Table in the second year of the two-year performance cycle when the amounts earned were determinable, regardless of when the earned amounts are paid. Under the deferred payout feature of the prior Growth Plan, 50% of the earned amounts for the final performance cycle of January 1, 2016 through December 31, 2017 was paid in March 2018 and the remaining 50% will be paid in March 2019, contingent on active employment on the payment date.

For more information on the Performance Plan and Growth Plan programs, including a discussion of applicable plan metrics and how program payouts are determined, please see the section entitled “Executive Compensation—Compensation Program Description—Long-Term Incentive Compensation (“LTI”),” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2018 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Treatment of Remaining Growth Plan Payment. The liability for the final earned payment for the 2016-2017 Growth Plan performance cycle will be assumed by SpinCo and paid to eligible SpinCo executives in the first quarter of 2019, subject to each such executive remaining employed by SpinCo as of the date of payment.

Other Honeywell Compensation & Benefit Programs

In addition to the annual and long-term compensation programs described above, Honeywell provided the NEOs with benefits, retirement plans and limited perquisites consistent with those provided to other Honeywell executives working in Switzerland, as described below.

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Severance Benefits—Honeywell Executive Level Termination & Severance Policy—Switzerland

In 2017, the NEOs were eligible to participate in a Honeywell sponsored severance plan, which provides for certain severance payments upon termination of employment without cause. The triggering events that would have resulted in the severance payments and benefits and the amount of those payments and benefits were selected to provide the participating executives with financial protection upon loss of employment in order to support Honeywell’s executive retention goals. In 2017, none of the NEOs were eligible to receive additional or enhanced severance payments or benefits in connection with a change in control under the severance plan; however, pursuant to the terms of their outstanding equity awards, the NEOs are entitled to accelerated vesting of outstanding awards upon death, disability or, for awards issued after April 2014, upon a “double-trigger” termination within 2 years following a Change in Control. The compensation that could be received by our NEOs in connection with various termination scenarios is set forth in the section of this Information Statement entitled “Potential Payments upon Termination or Change in Control.”

Retirement Plan

In 2017, our NEOs were eligible to participate in Honeywell’s Swiss pension scheme (Pensionskasse der Honeywell Schweiz) which provides retirement savings and risk benefits (i.e. ill health and death in service benefits) for participating employees. Mr. Balis previously accrued pension benefits under certain Honeywell U.S. pension plans while he was employed in the U.S. The material terms of these plans are explained in detail in the section of this Information Statement entitled “Pension Benefits—Fiscal Year 2017.”

Supplemental Savings Plan

Mr. Balis has an account balance under the Honeywell Supplemental Savings Plan as a result of his prior service with Honeywell in the United States. This plan provides Honeywell executives with the opportunity to defer base salary that cannot be contributed to Honeywell’s 401(k) savings plan due to IRS limitations. These amounts are matched by Honeywell only to the extent required to make up for a shortfall in the available match under the 401(k) savings plan due to IRS limitations. Deferred compensation balances earn interest at a fixed rate based on Honeywell’s 15-year cost of borrowing, which is subject to change on an annual basis. Consistent with the long-term focus of the executive compensation program, matching contributions are treated as if invested in Honeywell Common Stock. This plan is explained in detail in the section of this Information Statement entitled “Nonqualified Deferred Compensation—Fiscal Year 2017.” Mr. Balis is no longer actively contributing to the plan (and Honeywell is not actively making any matching contributions to his account); however, his account continues to earn interest under the plan.

Other Benefits and Perquisites

In 2017, the NEOs were eligible for benefits under Honeywell’s car policy as it generally applies to executives in Switzerland. In 2017, Honeywell also maintained excess liability coverage for executive-level personnel, including the NEOs.

SpinCo’s Anticipated Executive Compensation Programs

Offer Letters and Employment Agreements with our Named Executive Officers

CEO Offer Letter. On May 2, 2018, Honeywell entered into an offer letter with Mr. Rabiller appointing him as President and Chief Executive Officer of the Company, contingent upon the completion of the Spin-Off. The letter provides Mr. Rabiller with an annual base salary of CHF 870,000 (approximately $891,084) and an annual cash incentive target opportunity equal to 100% of his annual cash base salary. Mr. Rabiller is also eligible for an annual grant of equity awards with an initial target opportunity of 325% of annual base salary as well as a sign-on grant of Company restricted stock units valued at $4,300,000, which vest in two equal 50% installments on each of the third and fourth anniversaries of the Spin-Off, subject to continued employment through each

Confidential Treatment Requested by Garrett Transportation Systems Inc.

vesting date. The offer letter also provides that upon a termination of Mr. Rabiller’s employment by the Company without cause, Mr. Rabiller will be entitled to 24 months of base salary continuation and incentive compensation (at target), which will be extended to 36 months in the case of such termination within two years of a change in control of the Company. The offer of employment is contingent upon both the completion of the Spin-Off and Mr. Rabiller’s execution of the Company’s intellectual property and non-competition agreements, which include a two-year post-employment non-competition and non-solicitation provision.

CFO Employment Agreement. On May 2, 2018, Honeywell Technologies Sàrl, a subsidiary of Honeywell, entered into an employment agreement with Alessandro Gili appointing him as Chief Financial Officer of the Company, effective as of the completion of the Spin-Off. The agreement provides Mr. Gili with an annual base salary of CHF 530,000 (approximately $542,844) and an annual cash incentive target opportunity equal to 75% of his annual cash base salary (with no proration for 2018, the first year of Mr. Gili’s employment). Mr. Gili is also eligible for an annual grant of equity awards with an initial target opportunity of 182% of annual base salary as well as a sign-on grant of Company restricted stock units valued at CHF 1,446,900 (approximately $1,481,964), which vest in two equal 50% installments on each of the third and fourth anniversaries of the Spin-Off, subject to continued employment through each vesting date. Mr. Gili will also be awarded 12,300 Honeywell restricted stock units which will vest in two equal 50% installments on each of the first and second anniversaries of the date of grant (or, if later, Mr. Gili’s commencement of employment with us), subject to continued employment through each vesting date. Upon the completion of the Spin-Off, such Honeywell equity awards will be converted into Company equity awards (as described above) with the same vesting terms. Mr. Gili is also entitled to a cash car allowance in accordance with Company policy and relocation assistance in connection with his relocation to Switzerland. The employment agreement also provides that upon a termination of Mr. Gili’s employment by the Company without cause, Mr. Gili will be entitled to 18 months of base salary continuation and incentive compensation (at target), which will be extended to 36 months in the case of such termination within two years of a change in control that occurs within two years of the Spin-Off. The employment agreement is contingent upon Mr. Gili’s execution of the Company’s intellectual property and non-competition agreements, which include a two-year post-employment non-competition and non-solicitation provision.

Balis Offer Letter. On June 1, 2018, Honeywell entered into an offer letter with Mr. Balis to continue Mr. Balis’s role as the Senior Vice President and Chief Technology Officer of the Business (and ultimately the Company). Effective upon the Spin-Off, the offer letter provides Mr. Balis with an increased base salary of CHF 400,000 (approximately $409,694) and an annual cash incentive target opportunity equal to 55% of his annual cash base salary (which, for 2018, will be prorated based on the number of days that Mr. Balis’s target opportunity was 60% and the number of days it was 55%). Mr. Balis is also eligible for an annual grant of equity awards with an initial target opportunity of 200% of annual base salary as well as a sign-on grant of Company restricted stock units valued at $800,000, which vest in two equal 50% installments on each of the third and fourth anniversaries of the Spin-Off, subject to continued employment through each vesting date. The offer letter also provides that Mr. Balis will be entitled to an executive severance package upon applicable terminations of employment as is provided to other executives of the Company (which is to be determined). The offer of employment is contingent upon Mr. Balis’s execution of the Company’s intellectual property and non-competition agreements, which include a two-year post-employment non-competition and non-solicitation provision.

Mabru Offer Letter. On June 1, 2018, Honeywell entered into an offer letter with Mr. Mabru to continue Mr. Mabru’s role as the Senior Vice President, Integrated Supply Chain of the Business (and ultimately the Company). Effective upon the Spin-Off, the offer letter provides Mr. Mabru with an increased base salary of CHF 405,000 (approximately $414,815) and an annual cash incentive target opportunity equal to 55% of his annual cash base salary (which, for 2018, will be prorated based on the number of days that Mr. Mabru’s target opportunity was 60% and the number of days it was 55%). Mr. Mabru is also eligible for an annual grant of equity awards with an initial target opportunity of 160% of annual base salary as well as a sign-on grant of Company restricted stock units valued at $800,000, which vest in two equal 50% installments on each of the third

Confidential Treatment Requested by Garrett Transportation Systems Inc.

and fourth anniversaries of the Spin-Off, subject to continued employment through each vesting date. The offer letter also provides that Mr. Mabru will be entitled to an executive severance package upon applicable terminations of employment as is provided to other executives of the Company (which is to be determined). The offer of employment is contingent upon Mr. Mabru’s execution of the Company’s intellectual property and non-competition agreements, which include a one-year post-employment non-competition and non-solicitation provision.

Deiro Offer Letter. On June 1, 2018, Honeywell entered into an offer letter with Mr. Deiro to continue Mr. Deiro’s role as the Senior Vice President, Global Customer Management and General Manager, Japan and Korea, of the Business (and ultimately the Company). Effective upon the Spin-Off, the offer letter provides Mr. Deiro with an increased base salary of CHF 375,000 (approximately $384,088) and an annual cash incentive target opportunity equal to 40% of his annual cash base salary (which, for 2018, will be prorated based on the number of days that Mr. Deiro’s target opportunity was 53% and the number of days it was 40%). Mr. Deiro is also eligible for an annual grant of equity awards with an initial target opportunity of 124% of annual base salary. The offer letter also provides that Mr. Deiro will be entitled to an executive severance package upon applicable terminations of employment as is provided to other executives of the Company (which is to be determined). The offer of employment is contingent upon Mr. Deiro’s execution of the Company’s intellectual property and non-competition agreements, which include a two-year post-employment non-competition and non-solicitation provision.

2018 Stock Incentive Plan

Prior to the Spin-Off, we expect our Board to adopt, and Honeywell, as our sole shareholder, to approve, the 2018 Stock Incentive Plan of SpinCo and its Affiliates (the “Equity Plan”) for the benefit of certain of our current and future employees and other service providers. The following summary describes what we anticipate to be the material terms of the Equity Plan.

When approved by Honeywell, as our sole shareholder, and our Board, the full text of the Equity Plan will be included as an exhibit to a current report on Form 8-K, filed with the Securities and Exchange Commission, and the following discussion is qualified in its entirety by reference to such text.

Purpose of the Equity Plan. The purpose of the Equity Plan would be to aid SpinCo in recruiting and retaining highly qualified employees and other service providers who are capable of assuring the future success of SpinCo. We expect that awards of stock-based compensation and opportunities for stock ownership in SpinCo will provide incentives to our employees and other service providers to exert their best efforts for the success of our business and thereby align their interests with those of our stockholders.

Shares Available for Awards. If the Equity Plan is approved by Honeywell, as our sole shareholder, and our Board, it is expected that the maximum aggregate number of shares of our common stock that may be issued under all stock-based awards granted under the Equity Plan would be                 . In addition, it is expected that the Equity Plan will limit the number of shares of common stock available for grant in the form of incentive stock options to                 .

Under the Equity Plan, it is expected that SpinCo will have the flexibility to grant different types of equity compensation awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock units and other awards based, in whole or in part, on the value of SpinCo equity, as well as cash-based awards. The grant, vesting, exercise and settlement of awards granted under the Equity Plan may be subject to the satisfaction of time- or performance-based conditions, as determined at or after the date of grant of an award under the Equity Plan.

In the event of any change in corporate structure that affects our outstanding common stock (e.g., a cash or stock dividend, stock split, reverse stock split, spin-off, recapitalization, merger, reorganization etc.), our

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Compensation Committee shall make adjustments that it deems equitable or appropriate, in its sole discretion, including adjustments to the share limits described above, the number and type of shares subject to outstanding awards, or the purchase or exercise price of outstanding awards. In the case of any unusual or nonrecurring event (including events described in the preceding sentence) affecting the Company or changes in applicable laws, regulations or accounting principles, our Compensation Committee may make adjustments to outstanding awards in order to prevent dilution or enlargement of the benefits intended to be provided under the Equity Plan.

Shares that are subject to awards that are paid in cash, terminate, lapse or are canceled or forfeited would be available again for grant under the Equity Plan and would not be counted for purposes of the limits above. Shares that are reacquired by SpinCo with cash tendered in payment of the exercise price of an award and shares that are tendered or withheld in payment of all or part of the exercise price or tax withholding amount relating to an award shall not be added back to the number of shares authorized under the Equity Plan. In addition, if stock appreciation rights are settled in shares upon exercise, the total number of shares actually issued upon exercise rather than the number of shares subject to the award would be counted against the number of shares authorized under the Equity Plan.

Eligibility. It is expected that employees and other service providers of SpinCo or its affiliates would be eligible to receive awards under the Equity Plan. Our non-employee directors will be eligible to participate in the 2018 Stock Incentive Plan for Non-Employee Directors.

Administration. It is expected that our Compensation Committee would have the authority to administer the Equity Plan, including the authority to select the persons who receive awards, determine the number of shares subject to the awards and establish the terms and conditions of the awards, consistent with the terms of the Equity Plan. Subject to the expected provisions of the Equity Plan, our Compensation Committee may specify the circumstances under which the exercisability or vesting of awards may be accelerated or whether awards or amounts payable under awards may be deferred. Our Compensation Committee may waive or amend the terms of an award, consistent with the terms of the Equity Plan, but may not reprice a stock option or stock appreciation right, whether through amendment, cancelation and replacement, or exchange for cash or any other awards. Our Compensation Committee would have the authority to interpret the Equity Plan and establish rules for the administration of the Equity Plan. It is expected that the Equity Plan will provide that our Compensation Committee may delegate its powers and duties under the Equity Plan to one or more directors or other individuals as the committee deems to be advisable, except that only our Compensation Committee or our Board would have authority to grant and administer awards to executive officers.

The Board may also exercise the powers of our Compensation Committee with respect to the Equity Plan and awards granted thereunder at any time.

Tax Consequences of Awards. The following is a brief summary of the principal United States federal income tax consequences of awards and transactions under the Equity Plan for the employees and other service providers selected to participate in the Equity Plan (the “Participants”) and the Company. This summary is not intended to be exhaustive and, among other things, does not describe local, state or foreign tax consequences.

Options and Stock Appreciation Rights. A Participant will not recognize any income at the time a stock option or stock appreciation right is granted, nor will the Company be entitled to a deduction at that time. When a stock option is exercised, the Participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares received as of the date of exercise over the exercise price of the option. When a stock appreciation right is exercised, the Participant will recognize ordinary income in an amount equal to the cash received or, if the stock appreciation right is settled in shares, the shares received as of the date of exercise. The Company generally will be entitled to a corresponding tax deduction in the same time period and amount as the Participant recognizes income.

Restricted Stock and Restricted Stock Units. A Participant will not recognize any income at the time of grant of a restricted stock unit or share of restricted stock (whether subject to time-based vesting or performance-based

Confidential Treatment Requested by Garrett Transportation Systems Inc.

vesting), and the Company will not be entitled to a deduction at that time. The Participant will recognize ordinary income in an amount equal to the fair market value of the shares received or, if the restricted stock unit is paid in cash, the amount payable, upon settlement of a restricted stock unit. In the year in which shares of restricted stock are no longer subject to a substantial risk of forfeiture (i.e., in the year that the shares vest), the Participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of vesting over the amount, if any, the Participant paid for the shares. Under certain circumstances and if permitted by an individual award, a Participant may elect (within 30 days after being granted restricted stock) to recognize ordinary income in the year of receipt instead of the year of vesting. If such an election is made, the amount of income recognized by the Participant will be equal to the excess of the fair market value of the shares on the date of receipt over the amount, if any, the Participant paid for the shares. The Company generally will be entitled to a corresponding tax deduction in the same time period and amount as the Participant recognizes income.

Other Types of Awards. If other awards are granted under the Equity Plan, the tax consequences may differ from those described above for stock options, stock appreciation rights, restricted stock and restricted stock units. As a general matter, the Company typically would be entitled to a tax deduction in respect of any such compensatory awards in the same time period and amount as the Participant recognizes income in respect of such awards.

Withholding of Taxes. The Company has the right to require, prior to the issuance or delivery of shares in settlement of any award, the Participant to pay any taxes required by law.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

2017 SUMMARY COMPENSATION TABLE

The following tables provide information concerning compensation paid by Honeywell for fiscal year 2017 to our Named Executive Officers (Messrs. Rabiller, Bracke, Balis, Mabru and Deiro) in respect of their services to the Business.

Named Executive Officer and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total Compensation
Olivier Rabiller	2017	$544,014	—	$525,400	$366,300	$691,180	$81,699	$62,181	$2,270,774
President and Chief Executive Officer

Peter Bracke(8)	2017	$73,317	$22,852	$44,911	$41,739	$13,819	$10,947	$1,443	$209,028
Acting Chief Financial Officer

Craig Balis	2017	$381,207	$186,923	$636,322	$208,125	$124,200	$204,672	$25,261	$1,766,710
Senior Vice President & Chief Technology Officer

Thierry Mabru	2017	$363,771	$222,259	$517,561	$161,505	$93,600	$51,073	$66,945	$1,476,714
Senior Vice President, Integrated Supply Chain

Daniel Deiro	2017	$355,186	$192,044	$137,489	$128,205	$72,000	$63,512	$7,244	$955,680
Senior Vice President, Global Customer Management and General Manager Japan/Korea

(1)	Base salary paid and other compensation values originally denoted in local currency (CHF) have been converted to USD using the December 31, 2017 exchange rate.
(2)	For 2017, the annual bonus (ICP) award for Mr. Rabiller is included as Non-Equity Incentive Plan Compensation (see note 5 below) as his award was determined under a pre-set formulaic methodology. Amounts reported in the Bonus column of the other Named Executive Officers were determined by Honeywell management based on a discretionary assessment of performance and behaviors.
(3)	The 2017 Stock Award for Mr. Rabiller represents a PSU award issued under the 2017-2019 Performance Plan at a grant date fair value of $131.35. This value was calculated based on the weighted average of (a) the fair market value of Honeywell stock on the date of grant (February 28, 2017) for the three quarters of the award tied to performance against internal metrics, and (b) a multifactor Monte Carlo simulation of Honeywell’s stock price and TSR relative to each of the other companies in the Compensation Peer Group, determined in accordance with FASB ASC Topic 718, for the one quarter of the award with payout determined based on three-year TSR relative to Honeywell’s compensation peer group. 2017 Stock Awards to the other Named Executive Officers represent Restricted Stock Units subject to employment vesting conditions as more fully discussed in the Compensation Discussion and Analysis.
(4)	2017 Option Awards shown reflect the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, using the Black-Scholes option-pricing model at the time of grant, with the expected-term input derived from a risk-adjusted Monte Carlo simulation of the historical exercise behavior and probability-weighted movements in Honeywell’s stock price over time. The 2017 annual Option Awards were awarded on February 28, 2017, with a Black-Scholes value of $16.65 per share at the time of grant. A discussion of the assumptions used in the valuation of option awards made in fiscal year 2017 may be found in Note 18 of the Notes to the Financial Statements in Honeywell’s Form 10-K for the year ended December 31, 2017, attached as Exhibit 99.3 to the Registration Statement on Form 10 of which this Information Statement forms a part.
(5)	The 2017 “Non-Equity Incentive Plan Compensation” value from Mr. Rabiller represents the sum of his 2017 ICP award ($475,180) determined based on a pre-set formulaic methodology and the full earned award under the last cycle of the Growth Plan for the 2016-2017 performance cycle ($216,000) reported in a single year as required by applicable SEC rules. The 2017 “Non-Equity Incentive Plan Compensation” values for the other Named Executive Officers reflect their full earned award under the last cycle of the Growth Plan for the 2016-2017 performance cycle reported in a single year as required by applicable SEC rules. 50% of the earned award for the 2016-2017 Growth Plan performance cycle was paid in March 2018 and the remaining 50% will be paid in 2019, subject to continued employment with SpinCo.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

(6)	The change in pension value includes the increase in vested benefits in 2017 under the Honeywell Swiss pension scheme attributable to employer contributions and allocated interest. The change amount for Mr. Balis also includes the change in the value of his U.S. pension benefits attributable to a prior period of employment when employed in the U.S.
(7)	All Other Compensation is comprised of the following other income items:

NEO	Excess Liability Insurance	Car Allowance or Car Lease	School Fees	Total All Other Compensation
Olivier Rabiller	$1,199	$22,968	$38,014	$62,181
Peter Bracke	$88	$1,355	—	$1,443
Craig Balis	$526	$24,375	—	$25,261
Thierry Mabru	$526	$6,613	$59,806	$66,945
Daniel Deiro	$526	$6,718	—	$7,244

(8)	For Mr. Bracke, all compensation amounts have been prorated for the period of time he worked in the Business in 2017.

GRANTS OF PLAN-BASED AWARDS—FISCAL YEAR 2017

Named Executive Officer	Award Type(1)	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Date of Grant of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4)
			Threshold ($)(2)	Target ($)	Maximum ($)	Threshold (#)(2)	Target (#)	Maximum (#)
Olivier Rabiller	ICP		70,722	353,609	707,218
	NQSO	Feb. 28 2017								22,000	124.99	124.50	$366,300
	PSU	Feb. 28 2017				250	4,000	8,000					$525,400
Peter Bracke(5)	NQSO	Feb. 28 2017								2,507	124.99	124.50	$41,739
	RSU	Feb. 28 2017							359				$44,911
	PCU	Feb. 28 2017	6,977	41,781	83,562
Craig Balis	NQSO	Feb. 28 2017								12,500	124.99	124.50	$208,125
	RSU	Feb. 28 2017							1,790				$223,732
	PCU	Feb. 28 2017	35,070	210,000	420,000
	RSU	July 27 2017							3,000				$412,590
Thierry Mabru	NQSO	Feb. 28 2017								9,700	124.99	124.50	$161,505
	RSU	Feb. 28 2017							1,390				$173,736
	PCU	Feb. 28 2017	27,555	165,000	330,000
	RSU	July 27 2017							2,500				$343,825
Daniel Deiro	NQSO	Feb. 28 2017								7,700	124.99	124.50	$128,205
	RSU	Feb. 28 2017							1,100				$137,489
	PCU	Feb. 28 2017	21,710	130,000	260,000

(1)	The abbreviations used in this column have the following meanings:

•	ICP = Incentive Compensation Plan (Annual Bonus Paid in 2018) for 2017 Performance Year

•	NQSO = Nonqualified stock option

•	PSU = Performance Stock Unit (3-year Performance Plan Stock Award)

•	RSU = Restricted Stock Unit

•	PCU = Performance Cash Units (3-year Performance Plan Cash Award)

(2)	Represents the minimum level of performance that must be achieved for any amount to be payable.
(3)	NQSO awards in this column represent the number of annual stock options awarded on the grant date. These stock options vest in equal installments over a period of four years.
(4)	The grant date fair value of each NQSO in this column was $16.65, calculated in accordance with FASB ASC Topic 718, using the Black-Scholes option valuations model at the time of grant.
(5)	For purposes of this table, all awards to Mr. Bracke have been prorated based on time spent in the Business.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

OUTSTANDING EQUITY AWARDS AT 2017 FISCAL YEAR-END

		Option Awards					Stock Awards(1)
Name	Grant Year	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(2) ($)
Olivier Rabiller	2017	0	22,000	(3)	$124.99	2/27/2027	4,059	(7)	622,484
	2016	0	0			—	6,224	(8)	954,537
	2016	2,514	7,543	(4)	$103.07	2/24/2026	1,751	(10)	268,540
	2015	5,028	5,029	(5)	$103.31	2/25/2025	1,788	(11)	274,250
	2014	7,165	2,389	(6)	$93.44	2/26/2024	—		—
	2013	9,554	0		$69.38	2/26/2023	2,956	(12)	453,259
	2012	8,548	0		$59.53	2/28/2022	—		—
	2011	12,068	0		$56.73	2/24/2021	—		—
	2010	12,068	0		$39.95	2/25/2020	—		—
	2009	4,525	0		$28.19	2/23/2019
	Total	61,470	36,961				16,778		2,573,070
Peter Bracke	2017	0	15,000	(3)	$124.99	2/27/2027	2,182	(9)	334,585
	2016	3,520	10,560	(4)	$103.07	2/24/2026	2,454	(10)	376,275
	2015	0	0			—	3,164	(13)	485,230
	2015	6,034	6,034	(5)	$103.31	2/25/2025	2,142	(11)	328,447
	2014	9,051	3,017	(6)	$93.44	2/26/2024	—		—
	2013	0	0		$69.38	2/26/2023	4,802	(12)	736,388
	Total	18,605	34,611				14,743		$2,260,925
Craig Balis	2017	0	0				3,029	(14)	464,550
	2017	0	12,500	(3)	$124.99	2/27/2027	1,816	(9)	278,562
	2016	2,217	9,051	(4)	$103.07	2/24/2026	2,097	(10)	321,608
	2015	4,231	5,531	(5)	$103.31	2/25/2025	1,970	(11)	302,165
	2014	5,742	2,515	(6)	$93.44	2/26/2024	3,640	(15)	558,299
	2013	0	0		$69.38	2/26/2023	4,779	(12)	732,928
	Total	12,190	29,597				17,332		2,658,112
Thierry Mabru	2017	0	0				2,524	(14)	387,125
	2017	0	9,700	(3)	$124.99	2/27/2027	1,410	(9)	216,313
	2016	0	6,789	(4)	$103.07	2/24/2026	1,573	(10)	241,206
	2015	0	0			—	3,180	(17)	487,761
	2015	0	4,023	(5)	$103.31	2/25/2025	1,435	(11)	220,053
	2014	0	1,885	(6)	$93.44	2/26/2024	—		—
	2013	0	0		$69.38	2/26/2023	—		—
	2012	0	0		$59.53	2/28/2022	1,920	(16)	294,513
	Total	0	22,397				12,043		1,846,971
Daniel Deiro	2017	0	7,700	(3)	$124.99	2/27/2027	1,116	(9)	171,183
	2016	1,760	5,280	(4)	$103.07	2/24/2026	1,227	(10)	188,138
	2015	0	0			—	3,711	(17)	569,054
	2015	2,765	2,766	(5)	$103.31	2/25/2025	986	(11)	151,161
	Total	4,525	15,746				7,039		$1,079,536

(1)

The number of PSUs, Performance RSUs and RSUs reflected here includes dividend equivalents granted on the target number of shares through December 31, 2017, which were reinvested as additional unvested

Confidential Treatment Requested by Garrett Transportation Systems Inc.

PSUs, Performance RSUs or RSUs, as applicable, that will be adjusted and vest on the same basis as the underlying PSUs, Performance RSUs or RSUs, as applicable, to which they relate.
(2)	Market value determined using the closing market price of $153.36 per share of Honeywell Common Stock on December 31, 2017.
(3)	2017 option grants vest in four annual installments at the rate of 25% per year. Installments vest on February 27, 2018, February 27, 2019, February 27, 2020 and February 27, 2021.
(4)	2016 option grants vest in four annual installments at the rate of 25% per year. The first installment vested on February 25, 2017. The remaining installments will vest on February 25, 2018, February 25, 2019 and February 25, 2020.
(5)	2015 option grants vest in four annual installments at the rate of 25% per year. The first two installments vested on February 26, 2016 and February 26, 2017. The remaining installments will vest on February 26, 2018 and February 26, 2019.
(6)	2014 option grants vest in four annual installments at the rate of 25% per year. The first three installments vested on February 27, 2015, February 27, 2016 and February 27, 2017. The remaining installment will vest on February 27, 2018.
(7)	Represents PSUs issued under the 2017-2019 Performance Plan. Actual payout is based on final performance against plan metrics for the 3-year cycle.
(8)	100% of these Performance RSUs are subject to an upward or downward adjustment based on Honeywell’s TSR performance relative to its compensation peer group over a three-year period of August 1, 2016–July 31, 2019. These Performance RSUs also contain extended vesting periods with 33% vesting on July 31, 2019, 33% on July 31, 2021 and 34% on July 31, 2023.
(9)	These RSUs will vest 100% on February 28, 2020.
(10)	These RSUs will vest 100% on February 25, 2019.
(11)	These RSUs will vest 100% on February 26, 2018.
(12)	33% of these RSUs vested on July 26, 2016. The remaining RSUs will vest on July 26, 2018 and July 26, 2020.
(13)	33% of these RSUs will vest on September 24, 2018, 33% will vest on September 24, 2020 and the remaining RSUs will vest on September 24, 2022.
(14)	33% of these RSUs will vest on July 27, 2019, 33% will vest on July 27, 2021 and the remaining RSUs will vest on July 27, 2023.
(15)	33% of these RSUs vested on February 27, 2017. The remaining RSUs will vest on February 27, 2019 and February 27, 2021.
(16)	33% of these RSUs vested on July 25, 2015 and July 25, 2017. The remaining RSUs will vest on July 25, 2019.
(17)	33% of these RSUs will vest on July 31, 2018, 33% will vest on July 31, 2020 and the remaining RSUs will vest on July 31, 2022.

OPTION EXERCISES AND STOCK VESTED—FISCAL YEAR 2017

Name	Option Awards			Stock Awards
	Number of Shares Acquired on Exercise (#)(1)		Value Realized on Exercise(2)	Number of Shares Acquired on Vesting (#)(3)		Value Realized on Vesting(4)
Olivier Rabiller	6,537	(5)	$531,788	1,702	(6)	$212,610
Peter Bracke(7)	—		—	—		—
Craig Balis	8,425	(8)	$501,137	6,119	(9)	$763,218
Thierry Mabru	7,919	(8)	$343,019	3,183	(10)	$420,310
Daniel Deiro	4,525	(8)	$130,245	—		$—

(1)	Represents the total number of stock options exercised during 2017 before the sale of option shares to cover the option exercise price, transaction costs and applicable taxes.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

(2)	Represents “in the money” value of stock options at exercise calculated as: the difference between the market price at exercise and the exercise price, multiplied by the total number of options exercised. The individual totals may include multiple exercise transactions during the year.
(3)	Represents the total number of RSUs that vested during 2017 before share withholding for taxes and transaction costs.
(4)	Represents the total value of RSUs at the vesting date calculated at the average of the high and low share price of one share of Honeywell common stock on the day of vesting multiplied by the total number of RSUs that vested. The individual totals may include multiple vesting transactions during the year.
(5)	After withholding shares sufficient to cover the exercise price and the applicable taxes and fees due upon exercise, Mr. Rabiller retained a total of 3,592 net gain shares from this transaction.
(6)	After withholding shares sufficient to cover applicable taxes and fees due upon the vesting of these RSUs, Mr. Rabiller retained a total of 1,605 net shares.
(7)	Mr. Bracke did not exercise stock options or have any RSUs vest during the time employed with the Business in 2017.
(8)	No shares were retained as this was settled in cash.
(9)	After withholding shares sufficient to cover applicable taxes and fees due upon the vesting of RSUs, Mr. Balis retained a total of 5,769 net shares.
(10)	After withholding shares sufficient to cover applicable taxes and fees due upon the vesting of RSUs, Mr. Mabru retained a total of 3,000 net shares.

PENSION BENEFITS—FISCAL YEAR 2017

The following table provides summary information about the pension benefits that have been earned by our NEOs. The NEOs all currently participate in a pension plan sponsored in Switzerland and named “Pensionskasse der Honeywell Schweiz” (the “Swiss Plan”). Swiss Plan benefits depend on each NEO’s annual contribution election and age. The column in the table below entitled “Present Value of Accumulated Benefits” represents the value of the employer contributions in the Swiss Plan with related interest, converted to U.S. dollars. Employee contributions and related interest are not included. In addition, prior to his transfer from the U.S. to Switzerland, Mr. Balis was eligible to earn a pension benefit under two U.S. plans, the Honeywell International Inc. Supplemental Executive Retirement Plan (the “SERP”) and the Honeywell International Inc. Retirement Earnings Plan (the “REP”), each as more fully described below.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)(1)
Olivier Rabiller	Swiss Plan(1)	7.0	$406,601
Peter Bracke	Swiss Plan(1)	8.4	$437,893
Craig Balis	Swiss Plan(1)	3.6	$296,176
	U.S. REP(2)	24.8	$507,803
	U.S. SERP(2)	24.8	$374,903
Thierry Mabru	Swiss Plan(1)	6.8	$262,187
Daniel Deiro	Swiss Plan(1)	9.0	$261,609

(1)	Swiss Plan benefits are not dependent upon years of credited service.
(2)	The present value of the U.S. REP and U.S. SERP retirement benefits for Mr. Balis are calculated using a 3.68% discount rate, the projected RP-2014 post-retirement mortality table using scale MP-2017, and a retirement age of 65.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Swiss Plan Information

The Swiss Plan is a broad-based pension plan in which a significant portion of Honeywell’s Swiss employees participate. The Swiss Plan complies with Swiss tax requirements applicable to broad-based pension plans. Normal retirement age under the Swiss Plan is 65. All benefits are immediately vested.

The NEOs can contribute to the Swiss Plan based on their age at rates that range from 0-11% of pensionable salary with additional contributions for death and disability benefits. Employer contributions are also based on the NEO’s age at rates that range from 0-11% of pensionable salary with additional contributions for death and disability benefits. Participants are guaranteed a minimum interest rate of return each year which is approved by the Swiss Plan trustee board. For 2017, this minimum rate was 3%.

The Swiss Plan defines pensionable salary as the sum of annual base salary, approved bonus (for death and disability benefits, average bonus for last three years), sales incentives/commissions, lump sum merit increases, prior year’s emergency service pay, health insurance contributions, private share of company car, and general rail subscription or equivalent payment, minus the annual coordination amount and limited to the Swiss Plan’s annual pay limit. For 2017, the annual coordination amount was CHF 24,675 (approximately $25,273) and the Swiss Plan’s annual pay limit was CHF 846,000 (approximately $866,502).

Annual benefits under the Swiss Plan are calculated at an NEO’s retirement date and are equal to a percentage of the NEO’s account balance specified in the Swiss Plan based on his age and retirement year. The normal payment form is a joint and 60% survivor annuity with the member’s surviving spouse, with a lump sum option.

Swiss pension law requires participants who were covered by the pension plan of another employer to transfer the termination benefit of that pension plan into the Swiss Plan. Participants are permitted to withdraw part of the termination benefit, or pledge the termination benefit, for home ownership.

Mr. Balis: U.S. Plan Information

Prior to his transfer to Switzerland in June 2014, Mr. Balis earned a pension benefit under the SERP and the REP. Mr. Balis’ total pension benefit from Honeywell is the sum of his Swiss Plan benefits, his REP benefits, and his SERP benefits.

The REP and SERP benefits depend on the length of Mr. Balis’ U.S. covered employment. The table column entitled “Present Value of Accumulated Benefits” represents a financial calculation that estimates the present value of the full pension benefit that he has earned. It is based on various assumptions, including assumptions about how long he will live and future interest rates.

The REP is a tax-qualified pension plan in which most of our U.S. employees participate. The REP complies with tax requirements applicable to broad-based pension plans, which impose dollar limits on the amount of benefits that can be provided. As a result, the pensions that can be paid under the REP for higher-paid employees represent a much smaller fraction of current income than the pensions that can be paid to less highly paid employees. We make up for this difference, in part, by providing supplemental pensions through the SERP.

The benefit formula that applies to Mr. Balis under these plans is (1) 6% of final average compensation (annual average compensation for the five calendar years out of the previous ten calendar years that produces the highest average) times (2) credited service. Compensation includes base pay, paid short-term incentive compensation, payroll-based rewards and recognition and lump sum incentives. The REP compensation is limited by U.S. tax rules while the SERP compensation is not.

The SERP benefits will be paid in a lump sum on the first day of the first month that begins following the 105th day after the later of the officer’s separation from service (as that term is defined in Internal Revenue Code Section 409A) or his earliest retirement date. Mr. Balis is entitled to receive his REP benefit in other payment forms, including joint and survivor annuities. However, the value of each available payment form is the same.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

NONQUALIFIED DEFERRED COMPENSATION—FISCAL YEAR 2017

The following table provides information on the defined contribution or other plans that during 2017 provided for deferrals of compensation to our NEOs on a basis that is not tax-qualified. Of our NEOs, only Mr. Balis participates in any such plans—the Honeywell Supplemental Savings Plan. As described above, Mr. Balis is no longer actively contributing to the plan (and Honeywell is not actively making any matching contributions to his account); however, his account continues to earn interest under the plan.

Name	Plan	Executive Contributions in last FY ($)	Registrant Contributions in last FY ($)	Aggregate Earnings in last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at last FYE ($)
Craig Balis	Honeywell Supplemental Savings Plan	—	—	27,498	—	310,381

All deferred compensation amounts are unfunded and unsecured obligations of Honeywell and are subject to the same risks as any of Honeywell’s general obligations. No amounts reported in the table above for Mr. Balis have been reported in the Summary Compensation Table for previous years.

Honeywell Supplemental Savings Plan (“SS Plan”)

Prior to his transfer to Switzerland in June 2014, Mr. Balis participated in a U.S. nonqualified deferred compensation plan that permits executives to defer the portion of their annual base salary that could not be contributed to Honeywell’s tax-qualified 401(k) plan due to the annual deferral and compensation limits imposed by the Internal Revenue Code and/or up to an additional 25% of base annual salary for the plan year. Employer matching contributions are credited after one year of service and to the extent amounts were not already matched under the 401(k) plan.

Participant deferrals are credited with a rate of interest, compounded daily, based on Honeywell’s 15-year cost of borrowing. The rate is subject to change annually, and for 2017, this rate was 2.69%. Matching contributions are treated as invested in Honeywell common stock with dividends reinvested. However, the employer stock portion of Mr. Balis’ account will be converted to a cash amount upon the Spin-Off. All distributions from the SS Plan will be in cash.

Mr. Balis elected to receive his SS Plan benefits in a lump sum in January of the year following his separation from service. Amounts deferred for the 2005 plan year and later cannot be withdrawn before the distribution date for any reason. Amounts deferred for the 2004 plan year and earlier may be withdrawn before the distribution date if a hardship exists or the participant requests an immediate withdrawal subject to a penalty of 6%.

SUMMARY OF POTENTIAL PAYMENTS AND BENEFITS—TERMINATION EVENTS

Overview

This section describes the benefits payable to our NEOs in two circumstances:

•	Termination of Employment

•	Change in Control

Executive Severance

These benefits are determined primarily under the “Honeywell Executive Level Termination & Severance Policy—Switzerland” (“Executive Severance Policy”). In addition to the Executive Severance Policy, other Honeywell benefits plans, such as its annual incentive compensation plan and long-term incentive plan, have provisions that impact these benefits.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

These benefits ensure that Honeywell executives are motivated primarily by the needs of the businesses for which they are responsible, rather than circumstances that are outside the ordinary course of business, i.e., circumstances that might lead to the termination of an executive’s employment or that might lead to a Change in Control of Honeywell. Generally, this is achieved by assuring Honeywell executives that they will receive a level of continued compensation if their employment is adversely affected in these circumstances, subject to certain conditions. Honeywell believes that these benefits help ensure that affected executives act in the best interests of our shareowners, even if such actions are otherwise contrary to their personal interests. Honeywell believes that these benefits are generally in line with current market practices.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Summary of Benefits—Termination Events

The following table summarizes the termination of employment and Change in Control benefits payable to our NEOs. None of these termination benefits are payable to NEOs who voluntarily quit (other than voluntary resignations for good reason) or whose employment is terminated by us for cause. The information in the table below assumes, in each case, that termination of employment occurred on December 31, 2017. Pension and nonqualified deferred compensation benefits, which are described elsewhere in this filing, are not included in the table below in accordance with the applicable disclosure requirements, even though they may become payable at the times specified in the table.

Payments and Benefits	Named Executive Officer	Termination by the Company “without Cause”	Death	Disability	Change in Control-No Termination of Employment	Change in Control- Termination of Employment
Cash Severance	Olivier Rabiller	$417,637	$—	$—	$—	$417,637
	Peter Bracke	$330,239	$—	$—	$—	$330,239
	Craig Balis	$286,606	$—	$—	$—	$286,606
	Thierry Mabru	$273,624	$—	$—	$—	$273,624
	Daniel Deiro	$269,553	$—	$—	$—	$269,553

ICP (Year of Termination)	Olivier Rabiller	$—	$—	$—	$475,180	$475,180
	Peter Bracke	$—	$—	$—	$22,852	$22,852
	Craig Balis	$—	$—	$—	$186,923	$186,923
	Thierry Mabru	$—	$—	$—	$222,259	$222,259
	Daniel Deiro	$—	$—	$—	$192,044	$192,044

Growth Plan Awards and Cash-Based Performance Plan Awards	Olivier Rabiller	$—	$216,000	$216,000	$—	$216,000
	Peter Bracke	$—	$27,746	$27,746	$—	$27,746
	Craig Balis	$—	$194,200	$194,200	$—	$194,200
	Thierry Mabru	$—	$148,600	$148,600	$—	$148,600
	Daniel Deiro	$—	$115,333	$115,333	$—	$115,333

Accelerated Vesting of Stock Options	Olivier Rabiller	$—	$1,398,328	$1,398,328	$143,149	$1,398,328
	Peter Bracke	$—	$1,439,393	$1,439,393	$180,779	$1,439,393
	Craig Balis	$—	$1,237,325	$1,237,325	$150,699	$1,237,325
	Thierry Mabru	$—	$930,908	$930,908	$112,949	$930,908
	Daniel Deiro	$—	$622,419	$622,419	$—	$622,419

Accelerated Vesting of Stock Awards	Olivier Rabiller	$—	$2,158,081	$2,158,081	$453,259	$2,158,081
	Peter Bracke	$—	$2,260,925	$2,260,925	$736,388	$2,260,925
	Craig Balis	$—	$2,658,112	$2,658,112	$732,928	$2,658,112
	Thierry Mabru	$—	$1,846,971	$1,846,971	$294,513	$1,846,971
	Daniel Deiro	$—	$1,079,536	$1,079,536	$—	$1,079,536

All Other Payments/ Benefits	Olivier Rabiller	$300,000	$300,000	$—	$—	$300,000
	Peter Bracke	$—	$—	$—	$—	$—
	Craig Balis	$172,500	$172,500	$—	$—	$172,500
	Thierry Mabru	$130,000	$130,000	$—	$—	$130,000
	Daniel Deiro	$100,000	$100,000	$—	$—	$100,000

Total	Olivier Rabiller	$717,637	$4,072,408	$3,772,408	$1,071,588	$4,965,226
	Peter Bracke	$330,239	$3,728,064	$3,728,064	$940,018	$4,081,154
	Craig Balis	$459,106	$4,262,137	$4,089,637	$1,070,550	$4,735,666
	Thierry Mabru	$403,624	$3,056,479	$2,926,479	$629,721	$3,552,362
	Daniel Deiro	$369,553	$1,917,288	$1,817,288	$192,044	$2,378,884

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Explanation of Benefits—Termination Events

The following describes the benefits that are quantified in the table above, assuming the applicable event occurred on December 31, 2017. In regard to each portion of the benefit, the benefits that are paid in the context of a Change in Control are, except as noted, the same as the benefits paid in non-Change in Control circumstances.

Benefit/Event	Amount and terms of payments (other than upon a Change in Control)	Change In Control provisions
Severance Benefits-Cash Payment Involuntary termination without cause; Change in Control termination without cause.	• Nine months of base salary. Runs concurrently with any non-working contractual or statutory paid notice period.

•  In case of termination within two years of a Change in Control, remain eligible for nine months of base salary in cash severance. Runs concurrently with any non-working contractual or statutory paid notice period.

Annual Bonus for the Year of Termination-Cash Payment Annual ICP Plan bonus is payable to NEOs for the year in which a Change in Control occurs.	• No payment.

•  Based on achievement of pre-established ICP goals and the Honeywell Compensation Committee’s assessment of other relevant criteria, for the stub period ending on the Change in Control (as defined in the ICP Plan) date, prorated through the Change in Control date.

•  Paid in cash at the time ICP awards are typically paid to Honeywell executives for the year in which a Change in Control occurs, but only if the employee is actively employed on the payment date, has been involuntarily terminated other than for cause or has terminated employment for good reason.

Growth Plan Awards and Cash-Based Performance Plan Awards Cash-based awards become payable in the event of death, disability or termination of employment following a Change in Control

•  The earned, but unpaid, award for the completed 2016-2017 Growth Plan performance cycle would be paid out, in full, upon death or disability. Performance Plan awards for performance periods still in progress would become payable on a pro rata basis after death or disability, based on actual performance determined at

•  The outstanding cash-based Growth Plan and Performance Plan awards would become payable to an employee who experiences a termination without cause or resigns for good reason, in either case within two years of a Change in Control (a “double-trigger termination”). Outstanding Performance Plan awards

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Benefit/Event	Amount and terms of payments (other than upon a Change in Control)	Change In Control provisions

the end of the performance cycle. The amounts in the “Death” and “Disability” columns in the Potential Payments upon Termination or Change in Control Table above includes one-third of the 2017-2019 Performance Plan award at target and the full earned 2016-2017 Growth Plan award.

would become vested on a pro rata basis, based on an assessment of actual performance, for the portion of the performance cycle elapsed to the closing date of the Change in Control event. The full amount under the 2016-2017 Growth Plan cycle would also become payable as the cycle is complete and earned amounts determinable.

Accelerated Vesting of Equity Awards

Equity awards vest and become payable in the event of death, disability or, for awards issued after April 2014, upon the termination of employment following a Change in Control.

• Equity awards vest and become payable or exercisable in the event of death or disability.

•  For equity awards issued after April 2014, accelerated vesting only occurs for an employee who experiences a qualifying double-trigger termination within two years of a Change in Control. In such an event, time-based awards would vest in full, whereas performance shares would become vested on a pro rata basis, based on an assessment of actual performance, for the portion of the performance cycle elapsed to the closing date of the Change in Control event. Equity awards granted before April 2014 vest in full upon a Change in Control.

Other Benefits

•  Certain NEOs were issued cash retention agreements in 2016 that would have paid out a minimum amount had the NEO died or been terminated by the company without cause on December 31, 2017. These minimum amounts are reflected as All Other Payments on the table above.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Defined Terms Used in This Section

As used in the Honeywell plans and as applicable to the NEOs, the following terms are assigned the meanings summarized below.

Term	Summary of Definition
Change in Control	• an event that constitutes a “change in control event” within the meaning of United States Department of Treasury Regulation §1.409A-3(i)(5)(i).

Termination for cause	• misconduct; • gross misconduct; and/or • violation of the Honeywell Code of Conduct.

Termination for good reason

•  a material reduction in base salary and, for executive level employees, annual incentive compensation (other than a generally applicable reduction)

•  permanent elimination of position;

•  for executive level employees, a material adverse change in position, function, responsibilities or reporting level, or in the standard of performance required, as determined immediately prior to a Change in Control;

•  a material change in the geographic location at which the executive must perform his or her services from the location the executive was required to perform such services immediately prior to a Change in Control;

•  any action that constitutes a constructive discharge.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Honeywell beneficially owns all of the outstanding shares of our common stock. After the Spin-Off, Honeywell will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Honeywell common stock on                , 2018, giving effect to a Distribution ratio of                 shares of our common stock for each share of Honeywell common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities beneficially owned.

Immediately following the Spin-Off, we estimate that                 shares of our common stock will be issued and outstanding, based on the approximately                 shares of Honeywell common stock outstanding on                , 2018. The actual number of shares of our common stock that will be outstanding following the completion of the Spin-Off will be determined on                , 2018.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Olivier Rabiller
Carlos Cardoso
Maura J. Clark
Courtney Enghauser
Carsten J. Reinhardt
Scott Tozier
Craig Balis
Daniel Deiro
Alessandro Gili
Thierry Mabru
Jerome Maironi
Fabrice Spenninck
Directors and Executive Officers as a Group
Principal Stockholders:
The Vanguard Group(1)		6.74%
100 Vanguard Blvd. Malvern, PA 19355
BlackRock, Inc.(2)		6.30%
55 East 52nd Street New York, NY 10055

(1)

Based on the most recently available Schedule 13G filed with the SEC on February 9, 2018 by The Vanguard Group with respect to Honeywell common stock. According to its Schedule 13G, The Vanguard Group and certain related entities have sole voting power in respect of 1,054,244 shares of Honeywell

Confidential Treatment Requested by Garrett Transportation Systems Inc.

common stock, shared voting power in respect of 160,683 shares of Honeywell common stock, sole dispositive power in respect of 50,153,579 shares of Honeywell common stock and shared dispositive power in respect of 1,203,804 shares of Honeywell common stock.
(2)	Based on the most recently available Schedule 13G filed with the SEC on January 25, 2018 by BlackRock, Inc. with respect to Honeywell International Inc. common stock. According to its Schedule 13G, BlackRock, Inc. has sole voting power in respect of 41,087,639 shares of Honeywell common stock and sole dispositive power in respect of 47,575,018 shares of Honeywell common stock.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Honeywell

In order to govern the ongoing relationships between us and Honeywell after the Spin-Off and to facilitate an orderly transition, we and Honeywell intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Honeywell will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Honeywell.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Honeywell before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Honeywell regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Honeywell following the Spin-Off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Honeywell so that we and Honeywell retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement generally provides that the assets comprising our business will consist of those owned or held by us or those primarily related to our current business and operations. The liabilities we will assume in connection with the Spin-Off will generally consist of those related to the past and future operations of our business, including our manufacturing locations and the other locations used in our current operations. Honeywell will retain certain assets and assume liabilities related to former business locations or the operation of our former business. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Honeywell.

Reorganization

The Separation and Distribution Agreement will describe certain actions related to our separation from Honeywell that will occur prior to the Distribution such as the formation of our subsidiaries and certain other internal restructuring actions to be taken by us and Honeywell, including the contribution by Honeywell to us of the assets and liabilities that comprise our business.

Intercompany Arrangements

All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Honeywell, on the other hand, will terminate effective as of the Distribution Date, except specified agreements and arrangements that are intended to survive the Distribution.

Credit Support

We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support, other than certain specified credit support instruments, currently provided by or through Honeywell or any of its affiliates for the benefit of us or any of our affiliates.

Representations and Warranties

In general, neither we nor Honeywell will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these

Confidential Treatment Requested by Garrett Transportation Systems Inc.

transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as-is,” “where-is” basis.

Further Assurances

The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution

The Separation and Distribution Agreement will govern Honeywell’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Honeywell will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Honeywell stockholders based on the distribution ratio. The Honeywell Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off. In addition, Honeywell may, at any time until the Distribution, decide to abandon the Distribution or modify or change the terms of the Distribution.

Conditions

The Separation and Distribution Agreement will also provide that several conditions must be satisfied or, to the extent permitted by law, waived by Honeywell, in its sole and absolute discretion, before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.”

Exchange of Information

We and Honeywell will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Honeywell will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination

The Honeywell Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims

We and Honeywell will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Indemnification

We and Honeywell will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Honeywell’s respective businesses. The amount of either Honeywell’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Honeywell will provide us, and we will provide Honeywell, with specified services, including information technology, financial, human resources and labor, health, safety and environmental, sales, product stewardship, operational and manufacturing support, procurement, customer support, supply chain and logistics and legal and contract and other specified services, for a limited time to help ensure an orderly transition following the Distribution. For a limited time after the Spin-Off, we may request that additional services in the same functional categories as the specified services be provided by Honeywell to us so long as such additional services were provided historically by Honeywell to our business. The services are generally intended to be provided for a period no longer than twelve months following the Distribution, with a possibility to extend the term of each service up to an additional twelve months. Each party may terminate the agreement in its entirety in the event of a material breach of the agreement by the other party that is not cured within a specified time period. Each recipient party may also terminate the services on an individual basis upon prior written notice to the party providing the service.

The service recipient is required to pay to the service provider a fee equal to the cost of service specified for each service, which is billed on a monthly basis.

We have agreed to hold Honeywell harmless from any damages arising out of Honeywell’s provision of the services unless such damages are the result of Honeywell’s willful misconduct, gross negligence, breach of certain provisions of the agreement or violation of law or third-party rights in providing services. Additionally, Honeywell’s liability is generally subject to a cap in the amount of fees actually received by Honeywell from us in connection with the provision of the services. We also generally indemnify Honeywell for all liabilities arising out of Honeywell’s provision of the services unless such liabilities are the result of Honeywell’s willful misconduct or gross negligence, in which case, Honeywell indemnifies us for such liabilities. These indemnification and liability terms are customary for agreements of this type.

Given the short-term nature of the Transition Services Agreement, we are in the process of increasing our internal capabilities to eliminate reliance on Honeywell for the transition services it will provide us as quickly as possible following the Spin-Off.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Honeywell that will govern the respective rights, responsibilities and obligations of Honeywell and us after the Distribution with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

The Tax Matters Agreement will generally provide that we will be responsible and will indemnify Honeywell for all taxes, including income taxes, sales taxes, VAT and payroll taxes, relating to the Business for all periods, including periods prior to the Distribution. Among other items, as a result of the mandatory transition tax imposed by the Tax Act, we will be required to make payments to a subsidiary of Honeywell in the amount representing the net tax liability of Honeywell under the mandatory transition tax attributable to the Business, as determined by Honeywell. This amount will be payable, without interest, in five annual installments, each equal to 8% of the aggregate amount, followed by three additional annual installments equal to 15%, 20% and 25% of the aggregate amount, respectively. In addition, the Tax Matters Agreement will address the allocation of liability

Confidential Treatment Requested by Garrett Transportation Systems Inc.

for taxes that are incurred as a result of restructuring activities undertaken to effectuate the Spin-Off. We will have the right to control any audit or contest relating to any of these taxes for which we are solely liable (other than the mandatory transition tax), but Honeywell will have the right to review and comment on our conduct of any such audit or contest, and Honeywell will control any other audit or contest.

In addition, the Tax Matters Agreement will provide that we will be required to indemnify Honeywell for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state and local income tax law, as well as foreign tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with the Spin-Off, (b) the application of certain provisions of U.S. federal income tax law to these transactions or (c) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement or other ancillary agreements) we take after the Distribution that gives rise to these taxes. Honeywell will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but will not be permitted to settle any such audit or contest to the extent we are liable for such underlying taxes without our consent (which we may not unreasonably withhold, condition or delay).

The Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, redemptions or repurchases, business combinations, sales of assets and similar transactions) that will be designed to address compliance with Section 355 of the Code and are intended to preserve the tax-free nature of the Spin-Off. Under the Tax Matters Agreement, these restrictions will apply for two years following the Distribution, unless Honeywell gives its consent for us to take a restricted action, which it is permitted to grant or withhold at its sole discretion. Even if Honeywell does consent to our taking an otherwise restricted action, we will remain liable to indemnify Honeywell in the event such restricted action gives rise to an otherwise indemnifiable liability. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Honeywell that will address employment and employee compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated prior to the Spin-Off. Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment and employee compensation and benefits-related liabilities relating to our employees, former employees and other service providers. In particular, we will assume certain assets and liabilities with respect to our current and former employees under certain of Honeywell’s U.S. and non-U.S. defined benefit pension plans (with assets and liabilities allocated based on formulas specified in the Employee Matters Agreement for each pension plan). Generally, except as may be provided in the Transition Services Agreement, each of our employees will cease active participation in Honeywell compensation and benefit plans as of the Spin-Off. The Employee Matters Agreement also provides that we will establish certain compensation and benefit plans for the benefit of our employees following the Spin-Off, including a 401(k) savings plan, which will accept direct rollovers of account balances from the Honeywell 401(k) savings plan for any of our employees who elects to do so. Generally, following the Spin-Off, we will assume and be responsible for any annual bonus payments, including with respect to the year in which the Spin-Off occurs, and any other cash-based incentive or retention awards to our current and former employees. Honeywell long-term incentive compensation awards, including stock options, RSUs, Growth Plan units and Performance Plan units, held by SpinCo employees will be treated as described in “Compensation Discussion and Analysis—Details on Program Elements and Related 2017 Compensation Decisions—Long-Term Incentive Compensation.” The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and described above. In addition, the Employee Matters Agreement provides that we will indemnify Honeywell for certain employee-related liabilities associated with the Transition Services Agreement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Agreements Governing Intellectual Property

Separation and Distribution Agreement

The Separation and Distribution Agreement will provide for (i) us to own all of the intellectual property rights exclusively related to the Business and the liabilities relating to, arising out of or resulting therefrom and (ii) Honeywell to retain any of its intellectual rights not exclusively related to the Business and the liabilities relating to, arising out of or resulting therefrom.

Intellectual Property Agreement

We intend to enter into an Intellectual Property Agreement with Honeywell, pursuant to which we will agree not to assert our intellectual property rights against Honeywell or (with limited exceptions) act to impair Honeywell’s intellectual property rights, and Honeywell will agree not to assert its intellectual property rights against us or (with limited exceptions) act to impair our intellectual property rights, in each case for a period of five years. We will grant to Honeywell, and Honeywell will grant to us, a perpetual royalty-free license to certain intellectual property that has historically been shared between us and Honeywell and we will agree to negotiate a commercial license with Honeywell under other intellectual property rights in the event either we or Honeywell determine such rights are necessary in order to pursue new projects in the ordinary course of business for a period of five years. These restrictions and licenses will be binding on future licensees or assignees of our and Honeywell’s intellectual property rights. The license to us will be transferable generally with any sale or transfer of a business of ours that utilizes Honeywell’s intellectual property and the license to Honeywell will be transferable generally with any sale or transfer of a Honeywell business that utilizes our intellectual property.

The Intellectual Property Agreement will also contain certain provisions relating to the recordation of the transfers of intellectual property rights set forth in the Separation and Distribution Agreement.

Trademark License Agreement

We intend to enter into a Trademark License Agreement with Honeywell pursuant to which Honeywell will grant us a fully paid-up, royalty free, nonsublicenseable, non-exclusive license to use certain of Honeywell’s trademarks, trade names and service marks with respect to the “Honeywell” brand in connection with the sale, provision, marketing, performance and promotion of the products, services and offerings of the Business as its exists immediately prior to the Distribution Date. The term of the license will not exceed eighteen months following the Distribution Date, which may be extended in certain circumstances related to licenses, permits, consents, approvals or authorizations. The Trademark License Agreement will also provide that we cease using the licensed trademarks in connection with certain activities prior to the expiration of the Trademark License Agreement. We will not be able to assign our rights to the licensed marks, except with the prior written consent of Honeywell.

Indemnification and Reimbursement Agreement

In connection with the Spin-Off, we intend to enter into an indemnification and reimbursement agreement with Honeywell (the “Indemnification and Reimbursement Agreement”) pursuant to which we will have an obligation to make cash payments to Honeywell in amounts equal to 90% of Honeywell’s asbestos-related liability payments primarily related to the Bendix business in the United States, as well as certain environmental-related liability payments and accounts payable and non-United States asbestos-related liability payments, in each case related to legacy elements of the Business, including the legal costs of defending and resolving such liabilities, less 90% of Honeywell’s net insurance receipts and, as may be applicable, certain other recoveries associated with such liabilities. The amount payable by the Company in respect of such liabilities arising in any given year will be subject to a cap of $175 million (exclusive of any late payment fees up to 5% per annum).

Confidential Treatment Requested by Garrett Transportation Systems Inc.

In the event of a global settlement of all or substantially all of the asbestos-related Bendix claims in the United States, the Company will be obligated to pay 90% of the amount paid or payable by Honeywell in connection with such global settlement payment, less 90% of insurance receipts relating to such liabilities, and in such event, the Company will be required to pay $175 million per year until the amount payable by the Company in respect of such global settlement payment is less than $175 million. During that time, the annual payment by us to Honeywell of $175 million will be first allocated towards asbestos-related liabilities arising outside of the scope of the global settlement and environmental-related liabilities and then towards the global settlement payment.

Payment amounts will be deferred to the extent that the payment thereof would cause a specified event of default under certain indebtedness, including our principal credit agreement, or cause us to not be compliant with certain financial covenants in certain indebtedness, including our principal credit agreement on a pro forma basis, including the maximum total leverage ratio (ratio of debt to EBITDA, which excludes any amounts owed to Honeywell under the Indemnification and Reimbursement Agreement), and the minimum interest coverage ratio. In each calendar quarter, our ability to pay dividends and repurchase capital stock in such calendar quarter will be restricted until any amounts payable under the Indemnification and Reimbursement Agreement in such quarter (including any deferred payment amounts) are paid to Honeywell and we will be required to use available restricted payment capacity under our debt agreements to make payments in respect of any such deferred amounts. Payment of deferred amounts and certain other payments (which are not expected to be material) could cause the amount we are required to pay under the Indemnification and Reimbursement Agreement in any given year to exceed $175 million per year (exclusive of any late payment fees up to 5% per annum). All amounts payable under the Indemnification and Reimbursement Agreement will be guaranteed by certain of our subsidiaries that act as guarantors under our principal credit agreement. The ability for certain of our subsidiaries to make distributions in respect of and/or provide guarantees under the Indemnification and Reimbursement Agreement will be limited by any defenses generally available to guarantors (including, without limitation, those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose, thin capitalization, distributable reserves, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other legal requirements under applicable law. Under the Indemnification and Reimbursement Agreement, we will also be subject to certain of the affirmative and negative covenants to which we are subject under our principal credit agreement. Further, pursuant to the Indemnification and Reimbursement Agreement, our ability to (i) amend or replace our principal credit agreement, (ii) enter into another credit agreement and make amendments or waivers thereto, or (iii) enter into or amend or waive any provisions under other agreements, in each case, in a manner that would adversely affect the rights of Honeywell under the Indemnification and Reimbursement Agreement, will be subject to Honeywell’s prior written consent. This consent right will significantly limit our ability to engage in many types of significant transactions on favorable terms (or at all), including, but not limited to, equity and debt financings, liability management transactions, refinancing transactions, mergers, acquisitions, joint ventures and other strategic transactions.

The obligation will continue until the earlier of: (1) December 31, 2048; or (2) December 31 of the third consecutive year during which the annual indemnification obligation (including in respect of deferred payment amounts) has been less than $25 million.

For additional discussion of the Indemnification and Reimbursement Agreement, see “Risk Factors— Risks Relating to Our Business—We are subject to risks associated with the Indemnification and Reimbursement Agreement, pursuant to which we will be required to make substantial cash payments to Honeywell, measured in substantial part by reference to estimates by Honeywell of certain of its liabilities.”

The foregoing description of the Indemnification and Reimbursement Agreement is a summary, is not complete, and is qualified entirely by reference to the full text of such agreement, which is filed as an exhibit to SpinCo’s registration statement on Form 10, of which this Information Statement forms a part.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with Honeywell, including arrangements whereby Honeywell has provided us with finance, human resources, legal, information technology, general insurance, risk management and other corporate functions as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.” As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Honeywell to be material.

In addition, we intend to enter into certain other arm’s-length arrangements regarding (i) certain real estate matters and, in some cases, associated services, (ii) the provision of certain engineering services and (iii) collaboration on certain projects with Aerospace.

Policy and Procedures Governing Related Party Transactions

Prior to the completion of the Spin-Off, our Board will adopt a written policy regarding the review, approval and ratification of transactions with related persons. We anticipate that this policy will provide that our Nominating and Governance Committee review each of SpinCo’s transactions involving an amount exceeding $120,000 and in which any “related person” had, has or will have a direct or indirect material interest. In general, “related persons” are our directors, director nominees, executive officers and stockholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain affiliated entities of any of the foregoing persons. We expect that our Nominating and Governance Committee will approve or ratify only those transactions that are fair and reasonable to SpinCo and in our and our stockholders’ best interests.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution, Honeywell, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-Laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-Laws and certain provisions of Delaware law. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws, which are filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of                 shares of common stock, par value $0.001 per share, and                 shares of preferred stock, par value $         per share.

Common Stock

Shares Outstanding

Immediately following the Spin-Off, we estimate that approximately                 shares of our common stock will be issued and outstanding, based on                 shares of Honeywell common stock outstanding as of                 , 2018. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Honeywell common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Honeywell’s equity plans and any repurchases of Honeywell shares by Honeywell pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends

Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off and our obligations under the Indemnification and Reimbursement Agreement each will limit our ability to pay cash dividends. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy.”

Voting Rights

The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

•	Classified Board. Our Amended and Restated Certificate of Incorporation will provide that, until the annual stockholder meeting in the year that is three years after the Spin-Off, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Distribution, which we expect to hold in 2019. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2020, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2021. Commencing with the first annual meeting following the Distribution, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2022 annual meeting. Beginning at the 2022 annual meeting, all of our directors will stand for election each year for annual terms, and our Board will therefore no longer be divided into three classes. Before our Board is declassified, it would take at least two elections of directors for any individual or group to gain control of our Board. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.

•	Removal. Our Amended and Restated Certificate of Incorporation will provide that (i) prior to our Board being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board has been fully declassified, our stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of our voting stock.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

•	Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue, without any further vote or action by the stockholders, up to million shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

•	No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

•	Special Stockholder Meetings. Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws will provide that only our Chairman or our board of directors or a majority of our board of directors will be able to call a special meeting of stockholders. Stockholders will not be permitted to call a special meeting or to require our Board to call a special meeting.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-Laws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. In the case of annual meetings, proper notice must be given, generally between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting as first specified in the notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent). In the case of special meetings, proper notice must be given no earlier than the 90th day prior to the relevant meeting and no later than the later of the 60th day prior to such meeting or the 10th day following the public announcement of the meeting. Such notice must include, among other information, certain information with respect to each stockholder nominating persons for election to the Board (including, the name and address, the number of shares directly or indirectly held by such stockholder, a description of any agreement with respect to the business to be brought before the annual meeting, a description of any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, a description of any proxy, contract or other relationship pursuant to which such stockholder has a right to vote any shares of our stock and any profit-sharing or performance-related fees that such stockholder is entitled to, based on any increase or decrease in the value of our securities, as of the date of such notice), a representation that such stockholder is a holder of record of our common stock as of the date of the notice, each stockholder nominee’s written consent to being named as a nominee and to serving as a director if elected, completed questionnaire and representation that such person has not and will not give any commitment as to how such person will act or vote if elected as a director, become a party to any agreement with respect to any compensation, reimbursement or indemnification in connection with service as a director, and such person will comply with all policies applicable to directors, a description of all compensation and other monetary agreements during the past three years and a representation as to whether such stockholder intends to solicit proxies.

•	Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation will not provide for cumulative voting.

•	Amendments to Certificate of Incorporation and By-Laws. The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend the company’s certificate of incorporation unless the company’s certificate of incorporation provides a higher threshold, and our Amended and Restated Certificate of Incorporation will not provide for a higher threshold. Our Amended and Restated Certificate of Incorporation will provide that our Amended and Restated By-Laws may be amended by our Board or by the affirmative vote of holders of at least a majority of our voting stock.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our Amended and Restated Certificate of Incorporation will include such an exculpation provision. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director, officer or agent of SpinCo, or for serving at SpinCo’s request as a director, officer or agent at another corporation or enterprise, as the case may be. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation will also provide that we must indemnify and advance reasonable expenses to our directors, officers and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our Amended and Restated By-Laws will expressly authorize us to carry directors’ and officers’ insurance to protect SpinCo, its directors, officers and employees for some liabilities.

The limitation of liability and indemnification provisions that will be included in our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Our Amended and Restated Certificate of Incorporation will provide, in all cases to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SpinCo, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of SpinCo to SpinCo or SpinCo’s stockholders, any action asserting a claim arising pursuant to the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware, any action asserting a claim governed by the internal affairs doctrine or any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                 .

Listing

We intend to apply to list our common stock on the New York Stock Exchange, under the ticker symbol “             .”

Confidential Treatment Requested by Garrett Transportation Systems Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Honeywell’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations Garrett Transportation Systems Inc. La Pièce 16, 1180 Rolle, Switzerland +41 21 695 30 00

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on by an independent registered public accounting firm.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and Board of Directors of Honeywell International Inc.

Morris Plains, New Jersey

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Transportation Systems Business of Honeywell International, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related combined statements of operations, comprehensive income, equity (deficit), and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the accompanying 2017, 2016, and 2015 combined statements of operations have been retrospectively adjusted for the adoption of Accounting Standards Update 2017-07, Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 1 to the financial statements, the accompanying financial statements have been derived from the separate records maintained by Honeywell International Inc. The financial statements also include expense allocations for certain corporate functions historically provided by Honeywell International Inc. These allocations may not be reflective of the actual expense that would have been incurred had the Company operated as a separate entity apart from Honeywell International Inc. A summary of transactions with related parties is included in Note 3 to the financial statements.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

May 1, 2018 (June 8, 2018 as to the effect of adoption of ASU 2017-07 as described in Note 2)

We have served as the Company’s auditor since 2018.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC.

COMBINED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2017	2016	2015
	(Dollars in millions)
Net sales	$3,096	$2,997	$2,908
Cost of goods sold	2,361	2,365	2,179

Gross profit	735	632	729

Selling, general and administrative expenses	249	197	186
Other expense, net	185	188	174
Interest expense	8	7	5
Non-operating (income) expense	(18)	(5)	3

Income before taxes	311	245	361

Tax expense	1,349	51	114

Net (loss) income	$(1,038)	$194	$247

The Notes to Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2017	2016	2015
	(Dollars in millions)
Net (loss) income	$(1,038)	$194	$247
Foreign exchange translation adjustment	72	29	81
Defined benefit pension plan adjustment, net of tax (Note 19)	—	(12)	10
Changes in fair value of effective cash flow hedges, net of tax	(77)	33	(12)

Total other comprehensive (loss) income, net of tax	(5)	50	79

Comprehensive (loss) income	$(1,043)	$244	$326

The Notes to Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC. COMBINED BALANCE SHEETS

	December 31,
	2017	2016
	(Dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$300	$119
Accounts, notes and other receivables—net	745	640
Inventories—net	188	125
Due from related parties, current	530	501
Other current assets	321	348

Total current assets	2,084	1,733
Due from related parties, non-current	23	83
Investments and long-term receivables	38	39
Property, plant and equipment—net	442	371
Goodwill	193	192
Insurance recoveries for asbestos-related liabilities	106	105
Deferred income taxes	41	56
Other assets	2	2

Total assets	$2,929	$2,581

LIABILITIES
Current liabilities:
Accounts payable	$860	$736
Due to related parties, current	1,117	917
Accrued liabilities	571	476

Total current liabilities	2,548	2,129
Deferred income taxes	956	7
Asbestos-related liabilities	440	461
Other liabilities	161	137

Total liabilities	$4,105	$2,734

COMMITMENTS AND CONTINGENCIES (Note 18)
EQUITY (DEFICIT)
Invested deficit	(1,414)	(396)
Accumulated other comprehensive income	238	243

Total deficit	(1,176)	(153)

Total liabilities and deficit	$2,929	$2,581

The Notes to Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC.

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2017	2016	2015
	(Dollars in millions)
Cash flows from operating activities:
Net (loss) income	$(1,038)	194	247
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Deferred income taxes	973	(39)	(2)
Depreciation	64	59	64
Foreign exchange (gain) loss	(24)	(15)	12
Stock compensation expense	15	12	10
Pension expense	9	13	8
Other	(2)	(24)	12
Changes in assets and liabilities:
Accounts, notes and other receivables	(42)	(90)	6
Receivables from related parties	—	3	(4)
Inventories	(46)	2	(10)
Other assets	1	6	2
Accounts payable	88	82	45
Payables to related parties	32	(5)	(18)
Accrued liabilities	41	43	(19)
Asbestos-related liabilities	(22)	21	11
Other liabilities	14	43	3

Net cash provided by operating activities	63	305	367

Cash flows from investing activities:
Expenditures for property, plant and equipment	(103)	(84)	(50)
Issuance of related party notes receivables	—	(63)	—
Proceeds from related party notes receivables	66	72	7
Increase in marketable securities	(651)	(659)	(543)
Decrease in marketable securities	712	575	444
Other	6	(23)	(2)

Net cash provided by (used for) investing activities	30	(182)	(144)

Cash flows from financing activities:
Net increase in Invested deficit	(11)	(95)	(705)
Proceeds for related party notes payable	671	656	657
Payments related to related party notes payable	(670)	(655)	(656)
Net change to cash pooling and short-term notes	78	(55)	429

Net cash provided by (used for) financing activities	68	(149)	(275)

Effect of foreign exchange rate changes on cash and cash equivalents	20	(1)	(13)

Net increase (decrease) in cash and cash equivalents	181	(27)	(65)
Cash and cash equivalents at beginning of period	119	146	211

Cash and cash equivalents at end of period	$300	$119	$146

Supplemental cash flow disclosures:
Income taxes paid (net of refunds)	$430	$73	$103
Interest expense paid	$5	$5	$5

The Notes to Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC.

COMBINED STATEMENTS OF EQUITY (DEFICIT)

	Invested Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Deficit
Balance at December 31, 2014	$(39)	$114	$75
Net income	247	—	247
Other comprehensive income, net of tax	—	79	79
Change in Invested deficit	(686)	—	(686)

Balance at December 31, 2015	(478)	193	(285)
Net income	194	—	194
Other comprehensive income, net of tax	—	50	50
Change in Invested deficit	(112)	—	(112)

Balance at December 31, 2016	(396)	243	(153)
Net (loss)	(1,038)	—	(1,038)
Other comprehensive (loss), net of tax	—	(5)	(5)
Change in Invested deficit	20	—	20

Balance at December 31, 2017	$(1,414)	$238	$(1,176)

The Notes to Combined Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Organization, Operations and Basis of Presentation

In October 2017, Honeywell International Inc. (“Honeywell” or the “Parent”) announced its plan to spin-off its Transportation Systems business into a stand-alone publicly traded company.

The Transportation Systems business (“TS,” the “Business,” the “Company,” “we” or “our”) of Parent designs, manufactures and sells highly engineered turbocharger and electric-boosting technologies for light and commercial vehicle original equipment manufacturers (“OEMs”) and the aftermarket. We are a global technology leader with significant expertise in delivering products across gasoline and diesel propulsion systems and hybrid and fuel cell powertrains.

These Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of TS as they were historically managed in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Asbestos-related expenses, net of probable insurance recoveries, are presented within Other expense, net in the Combined Statements of Operations. For additional information, see Note 18, Commitments and Contingencies.

We evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) 280–Segment Reporting. We concluded that TS operates in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the chief operating decision maker (“CODM”) to make decisions about resource allocation and performance assessment. The CODM makes operational performance assessments and resource allocation decisions on a consolidated basis, inclusive of all of the Business’s products.

All intracompany transactions have been eliminated. As described in Note 3 Related Party Transactions with Honeywell, all significant transactions between the Business and Honeywell have been included in these Combined Financial Statements and are expected to be settled for cash prior to the transaction in which Honeywell will distribute to its stockholders all of the shares of our common stock (the “Spin-Off”), with the exception of certain related party notes which are expected to be forgiven. These transactions which are expected to be settled for cash prior to the spin-off are reflected in the Combined Balance Sheets as Due from related parties or Due to related parties. In the Combined Statements of Cash Flows, the cash flows related to related party notes receivables presented in the Combined Balance Sheets in Due from related parties are reflected as investing activities since these balances represent amounts loaned to Parent. The cash flows related to related party notes payables presented in the Combined Balances in Due to related parties are reflected as financing activities since these balances represent amounts financed by Parent.

Honeywell uses a centralized approach to cash management and financing of its operations. The majority of the Business’s cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. This arrangement is not reflective of the manner in which the Business would have been able to finance its operations had it been a stand-alone business separate from Honeywell during the periods presented. Cash transfers to and from Honeywell’s cash management accounts are reflected in the Combined Balance Sheet as Due to and Due from related parties, current and in the Combined Statements of Cash Flows as net financing activities.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the Honeywell corporate level but are specifically identifiable or otherwise attributable to TS. The cash and cash equivalents held by Honeywell at the corporate level are not specifically identifiable to TS and therefore were not attributed for any of the periods presented. Honeywell third-party debt and the related interest expense have not been allocated for any of the periods presented as Honeywell’s borrowings were not directly attributable to TS.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Honeywell provides certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on the basis of the proportion of revenues. The Business and Honeywell consider these allocations to be a reasonable reflection of the benefits received by the Business. However, the financial information presented in these Combined Financial Statements may not reflect the combined financial position, operating results and cash flows of the Business had the Business been a separate stand-alone entity during the periods presented. Actual costs that would have been incurred if the Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Both we and Honeywell consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by the Business during the periods presented.

These Combined Financial Statements include certain reclassifications to reflect the retrospective adoption on January 1, 2018 of the new accounting guidance on presentation of net periodic pension costs. See Note 2 Summary of Significant Accounting Policies for additional information.

Note 2. Summary of Significant Accounting Policies

Principles of Combination—The TS Combined Financial Statements have been prepared on a stand-alone basis and include business units of TS and wholly owned direct and indirect subsidiaries and entities in which TS has a controlling financial interest.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less.

Trade Receivables and Allowance for Doubtful Accounts—Trade accounts receivable are recorded at the invoiced amount as a result of transactions with customers. The Business maintains allowances for doubtful accounts for estimated losses as a result of customer’s inability to make required payments. The Business estimates anticipated losses from doubtful accounts based on days past due as measured from the contractual due date and historical collection history. The Business also takes into consideration changes in economic conditions that may not be reflected in historical trends (for example, customers in bankruptcy, liquidation or reorganization). Receivables are written-off against the allowance for doubtful accounts when they are determined uncollectible. Such determination includes analysis and consideration of the particular conditions of the account, including time intervals since last collection, customer performance against agreed upon payment plans, solvency of customer and any bankruptcy proceedings.

Inventories—Inventories are stated at the lower of cost, determined on a first-in, first-out basis, including direct material costs and direct and indirect manufacturing costs, or net realizable value. Obsolete inventory is identified based on analysis of inventory for known obsolescence issues. The original equipment inventory on hand in excess of one year’s forecasted usage is fully reserved.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of ten to 50 years for buildings and improvements, two to 16 years for machinery and equipment, three to ten years for tooling equipment and five to seven years for software.

Goodwill—Goodwill is subject to impairment testing annually as of March 31, and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying value to fair value and, when appropriate, the carrying value is reduced to fair value. We completed our annual goodwill impairment test as of March 31, 2017 and determined that there was no impairment as of that date.

Warranties and Guarantees—Expected warranty costs for products sold are recognized based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on

Confidential Treatment Requested by Garrett Transportation Systems Inc.

factors such as past experience, length of the warranty and various other considerations. Costs of product recalls, which may include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the recalled part, are accrued as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. For additional information, see Note 18, Commitments and Contingencies.

Sales Recognition—Sales are recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectability of revenue is reasonably assured. Sales are generally recorded upon shipment of product to customers and transfer of title under standard commercial terms.

Sales incentives and allowances are recognized as a reduction to revenue at the time of the related sale. In addition, from time to time, TS makes payments to customers in conjunction with ongoing and future business. These payments to customers are generally recognized as a reduction to revenue at the time these payments are made or committed to the customers.

Sales, use and value-added taxes collected by the Company and remitted to various government authorities are not recognized as revenues and are reported on a net basis.

Shipping and handling fees billed to customers are included in Cost of goods sold.

Research and Development—The Business conducts research and development (“R&D”) activities, which consist primarily of the development of new products and product applications. R&D costs are charged to expense as incurred. Such costs are included in Cost of goods sold of $121 million, $110 million, and $110 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Asbestos-Related Contingencies and Insurance Recoveries—We recognize a liability for any asbestos-related contingency that is probable of occurrence and reasonably estimable. In connection with the recognition of liabilities for asbestos-related matters, we record asbestos-related insurance recoveries that are deemed probable. Asbestos-related expenses, net of probable insurance recoveries, are presented within Other expense, net in the Combined Statements of Operations. For additional information, see Note 18, Commitments and Contingencies.

Stock-Based Compensation Plans—Certain TS employees participate in stock-based compensation plans sponsored by Parent. Parent’s stock-based compensation plans primarily include incentive compensation plans. An award granted under the plans consist of stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”) and are based on Parent’s common shares and, as such, are reflected in Invested deficit within the Combined Statements of Equity (Deficit). The cost for such awards is measured at the grant date based on the fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods (generally the vesting period of the equity award) and is included in Selling, general and administrative expenses in the Combined Statements of Operations. Forfeitures are estimated at the time of grant to recognize expense for those awards that are expected to vest and are based on our historical forfeiture rates and estimates are trued-up at each reporting period based on actual forfeiture experience.

Pension Benefits—Certain TS employees participate in defined benefit pension plans (the “Shared Plans”) sponsored by Honeywell which includes participants of other Honeywell subsidiaries and operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. The related pension expense is based on annual service cost of active TS participants and reported within Cost of goods sold in the Combined Statements of Operations. The pension expense specifically identified for the active TS participants in the Shared Plans for each of the years ended December 31, 2017, 2016 and 2015 was $7 million, $6 million and $6 million, respectively.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Other employees participate in defined benefit pension plans sponsored by the Company which primarily include employees from TS and such plans will be transferred to TS upon the completion of the spin-off. For such plans, we recognize net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plans’ projected benefit obligation (the corridor) annually in the fourth quarter each year (MTM Adjustment), and, if applicable, in any quarter in which an interim remeasurement is triggered. The remaining components of pension expense, primarily service and interest costs and assumed return on plan assets, are recognized on a quarterly basis.

On January 1, 2018, we retrospectively adopted the new accounting guidance on presentation of net periodic pension costs. That guidance requires that we disaggregate the service cost component of net benefit costs and report those costs in the same line item or items in the Consolidated Statement of Operations as other compensation costs arising from services rendered by the pertinent employees during the period. The other non-service components of net benefit costs are required to be presented separately from the service cost component.

Following the adoption of this guidance, we continue to record the service cost component of Pension ongoing (income) expense in Costs of goods sold. The remaining components of net benefit costs within Pension ongoing (income) expense, primarily interest costs and assumed return on plan assets, are now recorded in Non-operating (income) expense. We will continue to recognize net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plans’ projected benefit obligation (the corridor) annually in the fourth quarter each year (MTM Adjustment). The MTM Adjustment will also be reported in Non-operating (income) expense.

Foreign Currency Translation—Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. Dollars are translated into U.S. Dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive income (loss).

Derivative Financial Instruments—We minimize our risks from foreign currency exchange rate fluctuations through our normal operating and financing activities and, when deemed appropriate through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes. Derivative financial instruments that qualify for hedge accounting must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact earnings. Cash flows of such derivative financial instruments are classified consistent with the underlying hedged item.

Income Taxes—The tax provision is presented on a separate company basis as if we were a separate filer. The effects of tax adjustments and settlements from taxing authorities are presented in our Combined Financial Statements in the period to which they relate as if we were a separate filer. Our current obligations for taxes are settled with our Parent on an estimated basis and adjusted in later periods as appropriate. All income taxes due to or due from our Parent that have not been settled or recovered by the end of the period are reflected in Invested deficit within the Combined Financial Statements. We are subject to income tax in the United States (federal, state and local) as well as other jurisdictions in which we operate.

Our provision for income tax expense is based on our income, the statutory tax rates and other provisions of the tax laws applicable to us in each of these various jurisdictions. These laws are complex, and their application to our facts is at times open to interpretation. The process of determining our combined income tax expense

Confidential Treatment Requested by Garrett Transportation Systems Inc.

includes significant judgments and estimates, including judgments regarding the interpretation of those laws. Our provision for income taxes and our deferred tax assets and liabilities incorporate those judgments and estimates, and reflect management’s best estimate of current and future income taxes to be paid.

Deferred tax assets and liabilities relate to temporary differences between the financial reporting and income tax bases of our assets and liabilities, as well as the impact of tax loss carryforwards or carrybacks. Deferred income tax expense or benefit represents the expected increase or decrease to future tax payments as these temporary differences reverse over time. Deferred tax assets are specific to the jurisdiction in which they arise, and are recognized subject to management’s judgment that realization of those assets is “more likely than not.” In making decisions regarding our ability to realize tax assets, we evaluate all positive and negative evidence, including projected future taxable income, taxable income in carryback periods, expected reversal of deferred tax liabilities, and the implementation of available tax planning strategies.

Significant judgment is required in evaluating tax positions. We establish additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, Honeywell and its subsidiaries are examined by various federal, state and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a change in estimate become known.

The tax provision has been calculated as if the carve-out entity was operating on a stand-alone basis and filed separate tax returns in the jurisdiction in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances prior to or subsequent to the carve-out.

Use of Estimates—The preparation of the Business’s Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the Combined Financial Statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of changes are reflected in the Combined Financial Statements in the period they are determined to be necessary.

Recent Accounting Pronouncements—In May 2014, and in following related amendments, the Financial Accounting Standards Board (“FASB”) issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

The effective date is for interim and annual periods beginning on or after December 15, 2017. The guidance permits the use of either a full retrospective or modified retrospective transition method. We will adopt the requirements of the new standard effective January 1, 2018 using the modified retrospective transition method with the cumulative effect to the opening balance of retained earnings recognized as of the date of initial adoption.

The Company’s evaluation of the new standard is complete, including the assessment of the impacts of adoption on its Combined Financial Statements and disclosures. Based on the evaluation of our current contracts

Confidential Treatment Requested by Garrett Transportation Systems Inc.

and revenue streams, recognition will be generally consistent under both the current and new standard, with the exception of how we account for payments made to customers in conjunction with future business. Historically these payments were recognized as a reduction of revenue at the time the payments were made or committed to the customer. Under the new standard, the Company believes these payments should be treated as a reduction of the transaction price of the performance obligations to the customer and therefore the Company will capitalize these payments as a contract asset, recognizing them as a reduction of revenue as the performance obligations are satisfied. Upon adoption the cumulative impact of this change will be an increase in contract assets of approximately $50 million, with an offset to retained earnings of the same amount.

We expect the adoption of the new standard will have no cash impact and, as such, does not affect the economics of our underlying customer contracts. The disclosures in our notes to the Combined Financial Statements related to revenue recognition will be significantly expanded under the new standard, specifically around the quantitative and qualitative information about performance obligations, changes in contract assets and liabilities, and disaggregation of revenue.

In July 2015, the FASB issued amendments to inventory guidance. This guidance requires an entity to measure inventory at the lower of cost and net realizable value, rather than at the lower of cost or market. The guidance is effective for interim and annual periods beginning after December 15, 2016, and is to be applied prospectively. The Company adopted this guidance in the first quarter of 2017 on a prospective basis. The adoption of this guidance did not have a significant impact on the Company’s Combined Financial Statements.

In February 2016, the FASB issued guidance on accounting for leases which requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases that will be effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. We expect to adopt the requirements of the new standard effective January 1, 2019. The guidance requires the use of a modified retrospective approach. We are currently evaluating the impact of the guidance on our Combined Balance Sheets, Statements of Operations and related Notes to Combined Financial Statements.

In March 2016, the FASB issued amended guidance related to the employee share-based payment accounting. The guidance requires all income tax effect of awards to be recognized in the income statement, which were previously presented as a component of Total shareowners’ equity (deficit), on a prospective basis. The guidance also requires presentation of excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. We have elected to early adopt the standard in the quarter ended September 30, 2016, which requires adoption effective as of the beginning of the fiscal year. The adoption resulted in an immaterial impact to the financial statements and related income tax provision.

In October 2016, the FASB issued an accounting standard update which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset, other than inventory, at the time the entity transfer occurs rather than when the asset is ultimately transferred to a third party, as required under current U.S. GAAP. The guidance is intended to reduce diversity in practice, particularly for transfers involving intellectual property. Subsequent to 2017 fiscal year, we adopted the accounting standard update as of January 1, 2018. The guidance requires application on a modified retrospective basis. The adoption of this guidance increases our deferred tax assets by approximately $191 million with a cumulative-effect adjustment to retained earnings of the same amount.

In August 2017, the FASB issued amendments to hedge accounting guidance. These amendments are intended to better align a company’s risk management strategies and financial reporting for hedging relationships. Under the new guidance, more hedging strategies will be eligible for hedge accounting and the application of hedge accounting is simplified. In addition, the new guidance amends presentation and disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption

Confidential Treatment Requested by Garrett Transportation Systems Inc.

permitted, including the interim periods within those years. The guidance requires the use of a modified retrospective approach. We are currently evaluating the impact of the guidance on our Combined Financial Statements and whether we will early adopt this guidance.

In February 2018, the FASB issued guidance that allows for an entity to elect to reclassify the income tax effects on items within accumulated other comprehensive income resulting from U.S. tax reform to retained earnings. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, including interim periods within those years. We are currently evaluating the impact of this standard on our Combined Financial Statements and whether we will make the allowed election.

Note 3. Related Party Transactions with Honeywell

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the Consolidated Financial Statements and accounting records of Honeywell.

Honeywell provided certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on the basis of the proportion of revenues. The Business and Honeywell consider the allocations to be a reasonable reflection of the benefits received by the Business. During the years ended December 31, 2017, 2016 and 2015, TS was allocated $127 million, $75 million and $71 million, respectively, of general corporate expenses incurred by Honeywell, and such amounts are included within Selling, general and administrative expenses in the Combined Statements of Operations. As certain expenses reflected in the Combined Financial Statements include allocations of corporate expenses from Honeywell, these statements could differ from those that would have been prepared had TS operated on a stand-alone basis.

Honeywell uses a centralized approach for the purpose of cash management and financing of its operations. The Business’s cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. The Company operates a centralized non-interest-bearing cash pool in U.S. and regional interest-bearing cash pools outside of U.S. As of December 31, 2017 and 2016, the Company had non-interest-bearing cash pooling balances of $51 million and $65 million, respectively, which are presented in Invested deficit within the Combined Balance Sheets.

In addition, the Company had related party notes receivables of $61 million, which are presented in Due from related parties, non-current within the Combined Balance Sheets as of December 31, 2016. The Company received interest income for related party notes receivables of $1 million, $4 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Additionally, the Company incurred interest expense for related party notes payable of $6 million, $6 million and $5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Honeywell centrally hedges its exposure to changes in foreign exchange rates principally with forward contracts. Certain contracts are specifically designated to and entered on behalf of the Business with the Parent as a counterparty and are used to hedge known or probable anticipated foreign currency sales and purchases. The Business designates these hedges as cash flow hedges. These hedges are marked-to-market with the effective portion of the changes in fair value of the derivatives recorded in Accumulated other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact earnings. See Note 5 Non-Operating (Income) Expense, and Note 16–Accumulated Other Comprehensive Income (Loss), for the net impact of these economic foreign currency hedges in Non-Operating (Income) Expense and Accumulated Other Comprehensive Income, respectively, and Note 14–Financial Instruments and Fair Value Measures, for further details of these financial instruments.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Due from related parties, current consists of the following:

	December 31,
	2017	2016
Cash pooling and short-term notes receivables	$495	$418
Other tax receivables from Parent	26	23
Receivables from related parties	8	8
Related party notes receivables, current	1	1
Foreign currency exchange contracts	—	51

	$530	$501

Due from related parties, non-current consists of the following:

	December 31,
	2017	2016
Other tax receivables from Parent	$23	$22
Related party notes receivable, non-current	—	61

	$23	$83

Due to related parties, current consists of the following:

	December 31,
	2017	2016
Cash pooling and short-term notes payables	$545	$468
Related party notes payables, current	484	425
Payables to related parties	51	18
Foreign currency exchange contracts	37	6

	$1,117	$917

Net transfers to and from Honeywell are included within Invested deficit on the Combined Statements of Equity (Deficit). The components of the net transfers to and from Honeywell as of December 31, 2017, 2016 and 2015 are as follows:

	Years Ended December 31,
	2017	2016	2015
General financing activities	$(357)	$(152)	$(654)
Distribution to Parent	(97)	(117)	(213)
Unbilled corporate allocations	70	37	42
Stock compensation expense and other compensation awards	19	16	17
Pension expense	9	13	8
Mandatory Transition Tax	354	—	—
Other Income Tax	22	91	114

Total net decrease (increase) in Invested deficit	$20	$(112)	$(686)

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Note 4. Other Expense, Net

	Years Ended December 31,
	2017	2016	2015
Asbestos related, net of probable insurance recoveries	$179	$186	$170
Environmental remediation, non-active sites	6	2	4

	$185	$188	$174

Note 5. Non-Operating (Income) Expense

	Years Ended December 31,
	2017	2016	2015
Equity income of affiliated companies	$(4)	$(6)	$(4)
Interest income	(14)	(16)	(13)
Pension ongoing (income) expense—non service	(1)	5	(1)
Foreign exchange	—	9	11
Others, net	1	3	10

	$(18)	$(5)	$3

Note 6. Income Taxes

	Years Ended December 31,
Income before taxes	2017	2016	2015
U.S.	$(160)	$(186)	$(134)
Non-U.S.	471	431	495

	$311	$245	$361

Tax expense (benefit)

Tax expense (benefit) consists of:

	Years Ended December 31,
	2017	2016	2015
Current:
U.S. Federal	$311	$13	$29
U.S. State	(2)	2	2
Non-U.S.	67	75	85

	$376	$90	$116

Deferred:
U.S. Federal	3	—	(2)
U.S. State	6	—	—
Non-U.S.	964	(39)	—

	$973	$(39)	$(2)

	$1,349	$51	$114

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The U.S. federal statutory income tax rate is reconciled to our effective income tax rate as follows:

	Years Ended December 31,
	2017	2016	2015
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Taxes on non-U.S. earnings below U.S. tax rate(1)	(32.9)	(47.0)	(23.5)
Reserves for tax contingencies	(16.8)	7.1	3.9
Enactment of the Tax Act	429.2	—	—
Non-deductible expenses	19.8	26.5	16.5
All other items—net	(0.5)	(0.8)	(0.3)

	433.8%	20.8%	31.6%

(1)	Net of changes in valuation allowance

The effective tax rate increased by 413 percentage points in 2017 compared to 2016. The increase was primarily attributable to the provisional impact of U.S. tax reform (see “The Tax Act” further below), partially offset by increased tax benefits from the resolution of tax audits. The Company’s non-U.S. effective tax rate was 218.9%, an increase of approximately 210.5 percentage points compared to 2016. The year-over-year increase in the non-U.S. effective tax rate was primarily driven by the Company’s change in assertion regarding foreign unremitted earnings in connection with the Tax Act, partially offset by decreased expense for tax reserves in various jurisdictions and higher earnings taxed at lower rates.

The effective tax rate decreased by 10.8 percentage points in 2016 compared to 2015. The decrease was primarily attributable to the change in valuation allowance, partially offset by lower earnings in lower tax rate jurisdictions. The Company’s non-U.S effective tax rate was 8.4%, a decrease of approximately 8.8 percentage points compared to 2015. The year-over-year decrease in the non-U.S. effective tax rate was primarily driven by changes in valuation allowance. The effective tax rate was lower than the U.S. federal statutory rate of 35% primarily due to overall non-U.S. earnings taxed at lower rates.

Deferred tax assets (liabilities)

The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables are as follows:

	December 31,
	2017	2016
Deferred tax assets:
Pension	$7	$6
Other accruals and reserves	22	23
Net operating and capital losses	77	77
Other	15	3

Gross deferred tax assets	121	109
Valuation allowance	(48)	(49)

Total deferred tax assets	$73	$60

Deferred tax liabilities:
Property, plant and equipment	$(3)	$(4)
Intangibles	(5)	(7)
Unremitted earnings of foreign subsidiaries	(980)	—

Total deferred tax liabilities	(988)	(11)

Net deferred tax asset/(liability)	$(915)	$49

Confidential Treatment Requested by Garrett Transportation Systems Inc.

As discussed further below, under “The Tax Act”, the Company no longer intends to reinvest the historical earnings of its foreign subsidiaries as of December 31, 2017 and has recorded a provisional deferred tax liability, mainly comprised of non-US withholding taxes of approximately $980 million.

Our gross deferred tax assets include $115 million related to non-U.S. operations comprised principally of net operating losses carryforwards (mainly in Brazil, France, Ireland, Italy, Mexico and Spain) and deductible temporary differences. We maintain a valuation allowance of $48 million against a portion of the non-U.S. gross deferred tax assets. The change in the valuation allowance resulted in decreases of $1 million, and $35 million to Tax expense in 2017 and 2016, respectively and an increase of $1 million in 2015. In the event we determine that we will not be able to realize our net deferred tax assets in the future, we will reduce such amounts through an increase to Tax expense in the period such determination is made. Conversely, if we determine that we will be able to realize net deferred tax assets in excess of the carrying amounts, we will decrease the recorded valuation allowance through a reduction to Tax expense in the period that such determination is made.

As of December 31, 2017, our net operating loss carryforwards were as follows:

Jurisdiction	Expiration Period	Net Operating Loss Carryforwards
Non-U.S.	2027	$6
Non-U.S.	Indefinite	254

		$260

Many jurisdictions impose limitations on the timing and utilization of net operating loss carryforwards. In those instances whereby there is an expected permanent limitation on the utilization of the net operating loss or tax credit carryforward, the deferred tax asset and amount of the carryforward have been reduced.

	2017	2016	2015
Change in unrecognized tax benefits:
Balance at beginning of year	$152	$136	$123
Gross increases related to current period tax positions	11	21	16
Gross increases related to prior periods tax positions	1	1	—
Gross decreases related to prior periods tax positions	(64)	(5)	(1)
Decrease related to resolutions of audits with tax authorities	(2)	—	—
Expiration of the statute of limitations for the assessment of taxes	—	—	(1)
Foreign currency translation	2	(1)	(1)

Balance at end of year	$100	$152	$136

As of December 31, 2017, 2016 and 2015 there were $100 million, $152 million and $136 million, respectively, of unrecognized tax benefits that if recognized would be recorded as a component of Tax expense.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The following table summarizes tax years that remain subject to examination by major tax jurisdictions as of December 31, 2017:

Open Tax Years Based on Originally Filed Returns
Jurisdiction	Examination in Progress	Examination Not Yet Initiated
U.S. Federal	2013-2016	2017
U.S. State	2011-2016	2012-2017
Australia	N/A	2016-2017
China	2003-2017	N/A
France	2012-2017	2006-2017
Germany	2008-2015	2016-2017
India	1999-2015	2016-2017
Switzerland*	2012-2016	2017
United Kingdom	2013-2015	2016-2017

*	Includes provincial or similar local jurisdictions, as applicable

Based on the outcome of these examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that certain unrecognized tax benefits for tax positions taken on previously filed tax returns will materially change from those recorded as liabilities in our financial statements. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods.

Unrecognized tax benefits for examinations in progress were $65 million, $67 million and $69 million, as of December 31, 2017, 2016 and 2015, respectively. Estimated interest and penalties related to the underpayment of income taxes are classified as a component of Tax expense in the Combined Statement of Operations and totaled $6 million of income attributable to recognition of previously unrecognized tax benefits, $5 million of expense and $3 million of expense for the years ended December 31, 2017, 2016 and 2015, respectively. Accrued interest and penalties were $35 million, $43 million and $39 million, as of December 31, 2017, 2016 and 2015, respectively.

The Tax Act

On December 22, 2017, the U.S. enacted H.R. 1, commonly known as the Tax Cuts and Jobs Act (“Tax Act”), that instituted fundamental changes to the taxation of multinational corporations. The Tax Act includes changes to the taxation of foreign earnings by implementing a dividend exemption system, expansion of the current anti-deferral rules, a minimum tax on low-taxed foreign earnings and new measures to deter base erosion. The Tax Act also includes a permanent reduction in the corporate tax rate to 21%, repeal of the corporate alternative minimum tax, expensing of capital investment and limitation of the deduction for interest expense. Furthermore, as part of the transition to the new tax system, a one-time transition tax is imposed on a U.S. shareholder’s historical undistributed earnings of foreign affiliates. Although the Tax Act is generally effective January 1, 2018, GAAP requires recognition of the tax effects of new legislation during the reporting period that includes the enactment date, which was December 22, 2017.

As a result of the impacts of the Tax Act, the SEC provided guidance that allows the Company to record provisional amounts for those impacts, with the requirement that the accounting be completed in a period not to exceed one year from the date of enactment. As of December 31, 2017, the Company has not completed the accounting for the tax effects of the Tax Act. Therefore, we have recorded provisional amounts for the effects of the Tax Act. The primary impacts of the Tax Act relate to the re-measurement of deferred tax assets and liabilities resulting from the change in the corporate tax rate (“Corporate Tax Rate Change”); the one-time

Confidential Treatment Requested by Garrett Transportation Systems Inc.

mandatory transition tax on undistributed earnings of foreign affiliates (“Mandatory Transition Tax”); and deferred taxes in connection with a change in the Company’s intent to permanently reinvest the historical undistributed earnings of its foreign affiliates (“Undistributed Foreign Earnings”).

Corporate Tax Rate Change—For the year ended December 31, 2017, we recorded a tax expense of less than $1 million due to the decrease in the corporate tax rate from 35% to 21%.

At the date of enactment, the Company had a deferred tax asset for the excess of its tax basis over net book value of its U.S. assets and liabilities that will generate future tax deductions in excess of book. Due to the Tax Act, these additional tax deductions will be subject to tax at a lower corporate tax rate, consequently reducing the Company’s deferred tax asset as of the date of enactment.

Mandatory Transition Tax—For the year ended December 31, 2017, we recorded a provisional tax charge of approximately $354 million due to the imposition of the mandatory transition tax (“MTT”) on the deemed repatriation of undistributed foreign earnings.

The Tax Act imposes a one-time tax on undistributed and previously untaxed post-1986 foreign earnings and profits (“E&P”) as determined in accordance with U.S. tax principles of certain foreign corporations owned by U.S. shareholders. In general, we have estimated $4 billion of E&P related to our foreign affiliates that is subject to the MTT. The MTT is imposed at a rate of 15.5% to the extent of the cash and cash equivalents that are held by the foreign affiliates at certain testing dates; the remaining E&P is taxed at a rate of 8.0%. As of December 31, 2017, the Company has recorded a provisional amount because certain information related to the computation of E&P is not readily available, some of the testing dates to determine taxable amounts have not yet occurred, and there is limited information from federal and state taxing authorities regarding the application and interpretation of the recently enacted legislation. The Company will disclose any changes to the provisional amount in the reporting period in which the accounting is completed, which will not exceed one year from the date of enactment of the Tax Act.

Undistributed Foreign Earnings—For the year ended December 31, 2017, we recorded a provisional tax charge of $980 million due to the Company’s intent to no longer permanently reinvest the historical undistributed earnings of its foreign affiliates. The provisional amount was calculated as if the Company was operating on a stand-alone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore, the deferred taxes may not be reflective of the actual tax balances prior to or subsequent to the carve-out.

We previously considered substantially all of the earnings in our non-U.S. subsidiaries to be permanently reinvested and, accordingly, recorded no deferred income taxes on such earnings. As a result of the fundamental changes to the taxation of multinational corporations created by the Tax Act, the Company no longer intends to permanently reinvest the historical undistributed earnings of its foreign affiliates which amount to approximately $4 billion as of December 31, 2017 (including current year earnings). GAAP requires recognition of a deferred tax liability in the reporting period in which its intent to no longer permanently reinvest its historical undistributed foreign earnings is made. Although no U.S. federal taxes will be imposed on such future distributions of foreign earnings, in many cases the cash transfer will be subject to foreign withholding and other local taxes. Accordingly, at December 31, 2017, the Company has included a provisional deferred tax liability, mostly related to non-U.S. withholding taxes. The Company has recorded a provisional amount because certain information related to the computation of E&P, distributable reserves and foreign exchange gains and losses is not readily available. The Company will disclose any changes to the provisional amount in the reporting period in which the accounting is completed, which will not exceed one year from the date of enactment of the Tax Act.

Global Intangible Low-Taxed Income—In addition to the changes described above, the Tax Act imposes a U.S. tax on global intangible low-taxed income (“GILTI”) that is earned by certain foreign affiliates owned by a U.S. shareholder. The computation of GILTI is still subject to interpretation and additional clarifying guidance is expected, but is generally intended to impose tax on earnings of a foreign corporation that are deemed to

Confidential Treatment Requested by Garrett Transportation Systems Inc.

exceed a certain a threshold return relative to the underlying business investment. For purposes of the Combined Financial Statements, future taxes related to GILTI have not been included as they will be recorded as a current period expense in the reporting period in which the tax is incurred.

Supplemental Cash Flow Information—Included in Income taxes paid, net of refunds on the 2017 Combined Statements of Cash Flows is the provisional tax charge settled with the Parent of $354 million due to the imposition of the mandatory transition tax on the deemed repatriation of certain undistributed foreign earnings. Additionally, included within the change in Deferred income taxes is the provisional tax charge of $980 million related to the estimated foreign and state taxes on undistributed earnings of its foreign affiliates.

Note 7. Accounts, Notes and Other Receivables—Net

	December 31,
	2017	2016
Trade receivables	$592	$505
Notes receivables	83	81
Other receivables	73	58

	748	644
Less—Allowance for doubtful accounts	(3)	(4)

	$745	$640

Trade Receivables includes $6 million and $6 million of unbilled balances under long-term contracts as of December 31, 2017 and December 31, 2016, respectively. These amounts are billed in accordance with the terms of customer contracts to which they relate.

Note 8. Inventories—Net

	December 31,
	2017	2016
Raw materials	$118	$84
Work in process	20	15
Finished products	73	51

	211	150
Less—Reserves	(23)	(25)

	$188	$125

Note 9. Other Current Assets

	December 31,
	2017	2016
Marketable securities(a)	$298	$328
Insurance recoveries for asbestos-related liabilities	17	16
Other	6	4

	$321	$348

(a)	Represents time deposits greater than 90 days, but less than a year.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Note 10. Property, Plant and Equipment—Net

	December 31,
	2017	2016
Machinery and equipment	$720	$603
Tooling	291	239
Buildings and improvements	145	125
Construction in progress	65	72
Software	54	47
Land and improvements	14	16
Others	25	19

	1,314	1,121
Less—Accumulated depreciation	(872)	(750)

	$442	$371

Depreciation expense was $64 million, $59 million and $64 million in 2017, 2016 and 2015, respectively.

Note 11. Goodwill

The change in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 is as follows:

	December 31, 2016	Currency Translation Adjustment	December 31, 2017
Goodwill	$192	$1	$193

Note 12. Accrued Liabilities

	December 31,
	2017	2016
Asbestos-related liabilities	$185	$186
Customer pricing reserve	114	81
Compensation, benefit and other employee related	65	59
Repositioning	60	43
Product warranties and performance guarantees	28	22
Other taxes	22	17
Customer advances and deferred income	21	27
Other (primarily operating expenses)	76	41

	$571	$476

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The Company accrued repositioning costs related to projects to optimize our product costs and to right-size our organizational structure. Expenses related to the repositioning accruals are included in Cost of goods sold in our Combined Statement of Operations.

	Severance Costs	Exit Costs	Total
Balance at December 31, 2014	$25	$17	$42
2015 charges	13	—	13
2015 usage—cash	(15)	(7)	(22)
Adjustments	(10)	—	(10)
Foreign currency translation	(1)	(2)	(3)

Balance at December 31, 2015	12	8	20

2016 charges	38	8	46
2016 usage—cash	(14)	(8)	(22)
Foreign currency translation	(1)	—	(1)

Balance at December 31, 2016	35	8	43

2017 charges	20	—	20
2017 usage—cash	(6)	(2)	(8)
Foreign currency translation	4	1	5

Balance at December 31, 2017	$53	$7	$60

Note 13. Lease Commitments

Future minimum lease payments under operating leases having initial or remaining non-cancellable lease terms in excess of one year are as follows:

At December 31, 2017
2018	$7
2019	6
2020	4
2021	2
2022	2
Thereafter	2

$23

Rent expense was $10 million, $11 million and $10 million in 2017, 2016 and 2015, respectively.

Note 14. Financial Instruments and Fair Value Measures

Credit and Market Risk—We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. The terms and conditions of our credit sales are designed to mitigate or eliminate concentrations of credit risk with any single customer.

Foreign Currency Risk Management—We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and transactions arising from international trade. Our primary objective is to preserve the U.S. Dollar value of foreign currency denominated cash flows and earnings. We attempt to hedge currency exposures with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency exchange forward and option contracts (foreign currency exchange contracts) with Honeywell.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

We hedge monetary assets and liabilities denominated in non-functional currencies. Prior to conversion into U.S. dollars, these assets and liabilities are remeasured at spot exchange rates in effect on the balance sheet date. The effects of changes in spot rates are recognized in earnings and included in Non-operating (income) expense. We partially hedge forecasted sales and purchases, which primarily occur in the next twelve months and are denominated in non-functional currencies, with foreign currency exchange contracts. Changes in the forecasted non-functional currency cash flows due to movements in exchange rates are substantially offset by changes in the fair value of the foreign currency exchange contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. Open foreign currency exchange contracts mature in the next twelve months. At December 31, 2017, we had contracts with notional amounts of $928 million to exchange foreign currencies, principally the U.S. Dollar, Euro, Japanese Yen, Mexican Peso and New Romanian Leu.

Fair Value of Financial Instruments—The FASB’s accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Financial and nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2017 and 2016:

	December 31,
	2017	2016
Assets:
Foreign currency exchange contracts	$—	$51
Liabilities:
Foreign currency exchange contracts	$37	$6

The foreign currency exchange contracts are valued using quoted prices for similar assets or liabilities in active markets. As such, these derivative instruments are classified within Level 2.

The carrying value of Cash and cash equivalents, Marketable securities (Level 2), Account receivables, notes and other receivables, Due from related parties, Account payables and Due to related parties contained in the Combined Balance Sheet approximates fair value.

Note 15. Other Liabilities

	Years Ended December 31,
	2017	2016
Pension and other employee related	$54	$48
Advanced discounts from suppliers	53	35
Income taxes	42	41
Other	12	13

	$161	$137

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Note 16. Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) are provided in the tables below:

	Pre-Tax	Tax	After-Tax
Year Ended December 31, 2015
Foreign exchange translation adjustment	$81	$—	$81
Pension adjustments	10	—	10
Changes in fair value of effective cash flow hedges	(13)	1	(12)

	$78	$1	$79

Year Ended December 31, 2016
Foreign exchange translation adjustment	$29	$—	$29
Pension adjustments	(12)	—	(12)
Changes in fair value of effective cash flow hedges	38	(5)	33

	$55	$(5)	$50

Year Ended December 31, 2017
Foreign exchange translation adjustment	$72	$—	$72
Pension adjustments	—	—	—
Changes in fair value of effective cash flow hedges	(84)	7	(77)

	$(12)	$7	$(5)

Changes in Accumulated Other Comprehensive Income (Loss) by Component

	Foreign Exchange Translation Adjustment	Changes in Fair Value of Effective Cash Flow Hedges	Pension Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2015	$183	$9	$1	$193
Other comprehensive income (loss) before reclassifications	29	27	(21)	35
Amounts reclassified from accumulated other comprehensive income (loss)	—	6	9	15

Net current period other comprehensive income (loss)	29	33	(12)	50

Balance at December 31, 2016	$212	$42	$(11)	$243

Other comprehensive income (loss) before reclassifications	72	(66)	—	6
Amounts reclassified from accumulated other comprehensive income	—	(11)	—	(11)

Net current period other comprehensive income (loss)	72	(77)	—	(5)

Balance at December 31, 2017	$284	$(35)	$(11)	$238

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Reclassifications Out of Accumulated Other Comprehensive Income (Loss)

	Year Ended December 31, 2017 Affected Line in the Combined Statement of Operations
	Net Sales	Cost of Goods Sold	Selling, General and Administrative Expenses	Non-Operating (Income) Expense	Total
Amortization of Pension and Other Postretirement Items:
Actuarial losses recognized	$—	$—	$—	$—	$—
Losses (gains) on cash flow hedges	—	(14)	—	—	(14)
Tax expense (benefit)					3

Total reclassifications for the period, net of tax					$(11)

		Year Ended December 31, 2016 Affected Line in the Combined Statement of Operations
	Net Sales	Cost of Goods Sold	Selling, General and Administrative Expenses	Non-Operating (Income) Expense	Total
Amortization of Pension and Other Postretirement Items:
Actuarial losses recognized	$—	$9	$—	$—	$9
Losses (gains) on cash flow hedges	(2)	10	—	—	8
Tax expense (benefit)					(2)

Total reclassifications for the period, net of tax					$15

Note 17. Stock-Based Compensation

Honeywell maintains stock-based compensation plans for the benefit of its officers, directors and employees. The following disclosures represent stock-based compensation expenses attributable to TS based on the awards and terms previously granted under the incentive compensation plans to TS employees and an allocation of Parent’s corporate and shared functional employee stock based compensation expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that TS would have experienced as an independent company for the periods presented.

Stock Based Awards Granted by Honeywell—The activity related to stock based awards granted by Honeywell to TS employees for the year ended December 31, 2017 consisted of the following:

	RSUs			Options
	Number of RSUs		Wtd Avg Grant Date Fair Value	Number of Options		Wtd Avg Exercise Price
Outstanding as of December 31, 2016	163,110		$96	475,476		$87
Granted(a)	45,503		131	162,600		125
Vested/exercised	(41,137)		83	(121,231)		79

Outstanding as of December 31, 2017	167,476	(b)(c)	$108	516,845	(d)	$101

(a)	Primarily represents awards granted by Honeywell in February and July 2017.
(b)	Aggregate unrecognized compensation expense related to restricted stock units (“RSUs”) was $9.4 million as of December 31, 2017, which is expected to be recognized over a weighted average period of 3.6 years.
(c)	Substantially all RSUs outstanding as of December 31, 2017 are expected to vest over time.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

(d)	Aggregate unrecognized compensation expense related to stock options was $4.2 million as of December 31, 2017, which is expected to be recognized over a weighted average period of 2.5 years.

Stock-Based Compensation Expense—Under the stock-based compensation plans, Honeywell awarded RSUs, stock options and PSUs to certain employees. Stock-based compensation expense recognized in the Combined Statements of Operations amounted to $15 million, $12 million and $10 million for the years ended December 31, 2017, 2016 and 2015, respectively, of which approximately $8 million, $5 million and $4 million are specifically identified for TS employees, respectively and $7 million, $7 million and $6 million is related to shared employees not specifically identifiable to TS, respectively.

Note 18. Commitments and Contingencies

Asbestos Matters

Honeywell is a defendant in asbestos-related personal injury actions mainly related to its legacy Bendix friction materials (“Bendix”) business. The Bendix business manufactured automotive brake linings that contained chrysotile asbestos in an encapsulated form. Claimants consist largely of individuals who allege exposure to asbestos from brakes from either performing or being in the vicinity of individuals who performed brake replacements. In conjunction with TS’s separation from Honeywell, certain operations that were part of the Friction Materials business, along with the ownership of the Bendix trademark, will be transferred to TS.

The following table summarizes information concerning both Bendix and other asbestos-related balances. Other represents asbestos liabilities related to claimants outside the United States.

Asbestos-Related Liabilities

	Year Ended December 31, 2017			Year Ended December 31, 2016			Year Ended December 31, 2015
	Bendix	Other	Total	Bendix	Other	Total	Bendix	Other	Total
Beginning of year	$641	$6	$647	$622	$6	$628	$623	$7	$630
Accrual for update to estimated liabilities	199	4	203	203	—	203	180	—	180
Change in estimated cost of future claims	(4)	—	(4)	13	—	13	11	—	11
Update of expected resolution values for pending claims	3	—	3	4	—	4	1	—	1
Asbestos-related liability payments	(223)	(1)	(224)	(201)	—	(201)	(193)	(1)	(194)

End of year	$616	$9	$625	$641	$6	$647	$622	$6	$628

Insurance Recoveries for Asbestos-Related Liabilities

	Year Ended December 31,
	2017	2016	2015
	Bendix	Bendix	Bendix
Beginning of year	$121	$124	$135
Probable insurance recoveries related to estimated liability	22	26	21
Insurance receipts for asbestos-related liabilities	(20)	(37)	(33)
Insurance receivables settlements and write-offs	—	7	1
Other	—	1	—

	$123	$121	$124

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Asbestos balances are included in the following balance sheet accounts:

	December 31,
	2017	2016
Other current assets	$17	$16
Insurance recoveries for asbestos-related liabilities	106	105

	$123	$121

Accrued liabilities	$185	$186
Asbestos-related liabilities	440	461

	$625	$647

The following tables present information regarding Bendix-related asbestos claims activity:

	Years Ended December 31,
Claims Activity	2017	2016
Claims Unresolved at the beginning of year	$7,724	$7,779
Claims Filed	2,645	2,830
Claims Resolved	(4,089)	(2,885)

Claims Unresolved at the end of the year	$6,280	$7,724

	December 31,
Disease Distribution of Unresolved Claims	2017	2016
Mesothelioma and Other Cancer Claims	$3,062	$3,490
Nonmalignant Claims	3,218	4,234

Total Claims	$6,280	$7,724

Honeywell has experienced average resolutions per Bendix-related asbestos claim, excluding legal costs, as follows:

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in whole dollars)
Malignant claims	$56,000	$44,000	$44,000	$53,500	$51,000
Nonmalignant claims	$2,800	$4,485	$100	$120	$850

It is not possible to predict whether resolution values for Bendix-related asbestos claims will increase, decrease or stabilize in the future.

Our Combined Financial Statements reflect an estimated liability for resolution of pending and future Bendix-related asbestos claims. We have valued Bendix pending and future claims using average resolution values for the previous five years. We update the resolution values used to estimate the cost of Bendix pending and future claims during the fourth quarter each year.

The liability for future claims represents the estimated value of future asbestos-related bodily injury claims expected to be asserted against Bendix over the next five years. Such estimated cost of future Bendix-related asbestos claims is based on historic claims filing experience and dismissal rates, disease classifications, and resolution values in the tort system for the previous five years. Honeywell selected a five-year future time horizon as the basis for valuing probable future claims as we believe that the recognition of any loss for probable asbestos claims beyond the five-year period is not reasonably estimable due to the nature of Bendix automotive brake linings and Honeywell’s aggressive litigation strategy. Specifically, scientific research is demonstrating that brake dust from Bendix automotive brake linings does not cause disease and that mesothelioma is caused by

Confidential Treatment Requested by Garrett Transportation Systems Inc.

other factors. Also, Honeywell, along with other defendant companies, continues to pursue aggressive legal strategies to change substantive and procedural standards governing claims relating to friction products like brake linings with a focus on strengthening product causation standards applied by the courts in asbestos personal injury cases. The inherent uncertainty that has resulted from emerging scientific and medical research and from the volatility of legal standards in asbestos cases and rulings that we expect to continue have made it difficult to predict asbestos claim rates, settlement values and dismissal rates in order to reasonably estimate any loss amount or range of loss for such claims beyond a five-year period. Such costs and insurance recoveries are recorded in Other expense, net.

Insurance receivables corresponding to the liability for settlement of pending and future Bendix asbestos claims reflects coverage which is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Based on our ongoing analysis of the probable insurance recovery, insurance receivables are recorded in the Combined Financial Statements simultaneous with the recording of the estimated liability for the underlying asbestos claims. This determination is based on our analysis of the underlying insurance policies, our historical experience with our insurers, our ongoing review of the solvency of our insurers, judicial determinations relevant to insurance programs, and our consideration of the impacts of any settlements reached with our insurers.

The Company believes it has sufficient insurance coverage and reserves to cover all pending Bendix-related asbestos claims and Bendix-related asbestos claims estimated to be filed within the next five years.

Other Matters

We are subject to other lawsuits, investigations and disputes arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, prior acquisitions and divestitures, employee benefit plans, intellectual property and environmental, health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. To date, no such matters are material to the Combined Statements of Operations.

Warranties and Guarantees

In the normal course of business we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and performance guarantees based on contract terms and historical experience at the time of sale to the customer. Adjustments to initial obligations for warranties and guarantees are made as changes to the obligations become reasonably estimable. Product warranties and product performance guarantees are included in Accrued liabilities. The following table summarizes information concerning our recorded obligations for product warranties and product performance guarantees.

	Years Ended December 31,
	2017	2016	2015
Beginning of year	$22	$19	$39
Accruals for warranties/guarantees issued during the year	14	14	5
Settlement of warranty/guarantee claims	(8)	(11)	(25)

	$28	$22	$19

Note 19. Defined Benefit Pension Plans

We sponsor a funded defined benefit pension plan covering the majority of our employees and retirees in Ireland (the “Ireland Plan”). Other pension plans sponsored by the Company outside of Ireland are not material to the Company either individually or in the aggregate.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The following tables summarize the balance sheet impact, including the benefit obligations, assets and funded status associated with the Ireland Plan:

	Pension Benefits Ireland Plan
	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$89	$69
Service cost	2	2
Interest cost	2	2
Actual participants contributions	—	—
Benefits paid	(1)	(1)
Actuarial (gains) losses	3	24
Foreign currency translation	12	(7)

Benefit obligation at end of year	107	89

Change in plan assets:
Fair value of plan assets at beginning of year	50	45
Actual return on plan assets	5	4
Employer contributions	3	3
Participant contributions	—	—
Benefits paid	(1)	(1)
Foreign currency translation	7	(1)

Fair value of plan assets at end of year	64	50

Funded status of plans	$(43)	$(39)

Accumulated benefit obligation	$104	$84
Amounts recognized in Combined Balance Sheet consist of:
Accrued pension liabilities—current(1)	$(3)	$(2)
Accrued pension liabilities—noncurrent(2)	(40)	(37)

Net amount recognized	$(43)	$(39)

(1)	Included in Accrued liabilities on Combined Balance Sheets
(2)	Included in Other liabilities on Combined Balance Sheets

Amounts recognized in accumulated other comprehensive (income) loss associated with the Ireland Plan at December 31, 2017 and 2016 are as follows:

	Pension Benefits Ireland Plan
	2017	2016
Net actuarial loss	$11	$11

Net amount recognized	$11	$11

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The components of net periodic benefit (income) cost and other amounts recognized in other comprehensive (income) loss for our Ireland Plan include the following components:

	Pension Benefits Ireland Plan
	2017	2016	2015
Net Periodic Benefit Cost
Service cost	$2	$2	$2
Interest cost	2	2	2
Expected return on plan assets	(2)	(2)	(2)
Recognition of actuarial losses	—	7	—

Net periodic benefit cost	$2	$9	$2

Other Changes in Plan Assets and Benefits Obligations Recognized in Other Comprehensive (Income) Loss	Ireland Plan
	2017	2016	2015
Actuarial (Gain) losses	$—	$22	$(10)
Actuarial loss recognized during the year	—	(7)	—
Foreign currency translation	—	(3)	—

Total recognized in other comprehensive (income) loss	$—	$12	$(10)

Total recognized in net periodic benefit (income) cost and other comprehensive (income) loss	$2	$21	$(8)

Major actuarial assumptions used in determining the benefit obligations and net periodic benefit (income) cost for our significant benefit plans are presented in the following table as weighted averages.

	Pension Benefits Ireland Plans
	2017	2016	2015
Actuarial assumptions used to determine benefit obligations as of December 31:
Discount rate	1.8%	1.9%	2.8%
Expected annual rate of compensation increase	2.0%	2.0%	2.0%
Actuarial assumptions used to determine net periodic benefit (income) cost for years ended December 31:
Discount rate	1.8%	1.9%	2.8%
Expected rate of return on plan assets	4.0%	4.0%	4.3%
Expected annual rate of compensation increase	2.0%	2.0%	1.8%

The discount rate for our Ireland pension benefit plan reflects the current rate at which the associated liabilities could be settled at the measurement date of December 31. To determine the discount rate, we use a modeling process that involves matching the expected cash outflows of our Ireland pension benefit plan to a yield curve constructed from a portfolio of high quality, fixed-income debt instruments. We use the single weighted-average yield of this hypothetical portfolio as a discount rate benchmark.

Our expected rate of return on the Ireland Plan assets of 4.00% is a long-term rate based on historical plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations. We review the expected rate of return on an annual basis and revise it as appropriate.

Our Ireland pension assets are managed by a decentralized fiduciary committee with the Honeywell Corporate Investments group providing funding and investment guidance.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The fair value amounts presented in the following tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets. The fair values of Ireland Plan assets by asset category are as follows:

	Ireland Plan
	December 31, 2017
	Total	Level 1	Level 2	Level 3
Equity	33	—	33	—
Government Bonds	19	—	19	—
Corporate Bonds	6	—	6	—
Other	6	—	6	—

Total	$64	$—	$64	$—

	Ireland Plan
	December 31, 2016
	Total	Level 1	Level 2	Level 3
Equity	25	—	25	—
Government Bonds	15	—	15	—
Corporate Bonds	5	—	5	—
Other	5	—	5	—

Total	$50	$—	$50	$—

Equities, corporate bonds and government securities are valued either by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows and as such include adjustments for certain risks that may not be observable such as credit and liquidity risks. Other includes investments in real estate and diversified mutual funds. These investments are valued at estimated fair value based on quarterly financial information received from the investment advisor and/or general partner.

Our general funding policy for the Ireland Plan is to contribute amounts at least sufficient to satisfy regulatory funding standards. In 2017, contributions of $3 million were made to our Ireland pension plan to satisfy regulatory funding requirements. In 2018, we expect to make contributions of cash of approximately $3 million to our Ireland pension plan to satisfy regulatory funding standards.

Benefit payments, including amounts to be paid from Company assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

Ireland Plan
2018	$1
2019	1
2020	1
2021	1
2022	1
2023-2027	7

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Note 20. Sales by Product Channels, Customer, Geographical and Supplier Concentrations

Sales by Product Channels—Sales by major channels are as follows:

	Net Sales Years Ended December 31,
	2017	2016	2015
OEM	$2,733	$2,635	$2,525
Aftermarket	363	362	383

	$3,096	$2,997	$2,908

Customer Concentrations—Net sales to TS’s largest customers and the corresponding percentage of total net sales were as follows:

	Net sales
	Years ended December 31,
	2017	%	2016	%	2015	%
Customer A	$423	14	$436	15	$432	15
Customer B	246	8	303	10	345	12
Others	2,427	78	2,258	75	2,131	73

	$3,096	100	$2,997	100	$2,908	100

Geographical Concentrations—Sales and long-lived assets by region were as follows:

	Net Sales(1) Years Ended December 31,			Long-lived Assets(2) December 31,
	2017	2016	2015	2017	2016	2015
United States	$305	$318	$394	$23	$21	$21
Europe	1,633	1,686	1,635	273	219	211
Asia	919	775	675	124	109	106
Other International	239	218	204	22	22	29

	$3,096	$2,997	$2,908	$442	$371	$367

(1)	Net sales are classified according to their country of destination.
(2)	Long-lived assets are comprised of property, plant and equipment–net.

Supplier Concentrations—The Company’s largest supplier accounted for 16%, 17% and 17% of direct materials purchases for the years ended December 31, 2017, 2016 and 2015, respectively.

Note 21. Subsequent Events

The Business evaluated subsequent events for recognition or disclosure through May 1, 2018, the date the Combined Financial Statements were available to be issued. In connection with the reissuance of the Combined Financial Statements related to the Company’s adoption of Accounting Standards Update 2017-07, Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, as discussed in Note 2, the Company has evaluated subsequent events through June 8, 2018, the date the Combined Financial Statements were available to be reissued. No significant subsequent events were noted.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC.

COMBINED INTERIM STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Net sales	$915	$772
Cost of goods sold	704	584

Gross profit	211	188

Selling, general and administrative expenses	63	61
Other expense, net	44	52
Interest expense	2	—
Non-operating (income) expense	(9)	(3)

Income before taxes	111	78

Tax expense	55	14

Net income	$56	$64

The Notes to Combined Interim Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC.

COMBINED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Net income	$56	$64
Foreign exchange translation adjustment	(177)	69
Defined benefit pension plan adjustment, net of tax	—	—
Changes in fair value of effective cash flow hedges, net of tax	(7)	(17)

Total other comprehensive (loss) income, net of tax	(184)	52

Comprehensive (loss) income	$(128)	$116

The Notes to Combined Interim Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC.

COMBINED INTERIM BALANCE SHEETS

(Unaudited)

	March 31, 2018	December 31, 2017
	(Dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$311	$300
Accounts, notes and other receivables—net	886	745
Inventories—net	188	188
Due from related parties, current	458	530
Other current assets	177	321

Total current assets	2,020	2,084
Due from related parties, non-current	24	23
Investments and long-term receivables	42	38
Property, plant and equipment—net	453	442
Goodwill	193	193
Insurance recoveries for asbestos related liabilities	100	106
Deferred income taxes	41	41
Other assets	48	2

Total assets	$2,921	$2,929

LIABILITIES
Current liabilities:
Accounts payable	$905	$860
Due to related parties, current	222	1,117
Accrued liabilities	610	571

Total current liabilities	1,737	2,548
Deferred income taxes	799	956
Asbestos related liabilities	438	440
Other liabilities	170	161

Total liabilities	$3,144	$4,105

COMMITMENTS AND CONTINGENCIES (Note 10)
EQUITY (DEFICIT)
Invested deficit	(277)	(1,414)
Accumulated other comprehensive income	54	238

Total deficit	(223)	(1,176)

Total liabilities and deficit	$2,921	$2,929

The Notes to Combined Interim Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

TRANSPORTATION SYSTEMS BUSINESS OF HONEYWELL INTERNATIONAL INC.

COMBINED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2018	2017
	(Dollars in millions)
Cash flows from operating activities:
Net income	$56	$64
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Deferred income taxes	28	—
Depreciation	18	15
Foreign exchange (gain) loss	(8)	(6)
Stock compensation expense	7	4
Pension expense	2	2
Other	1	1
Changes in assets and liabilities:
Accounts, notes and other receivables	(113)	(90)
Receivables from related parties	2	(3)
Inventories	4	(27)
Other assets	(29)	(4)
Accounts payable	27	22
Payables to related parties	(19)	7
Accrued liabilities	27	15
Asbestos related liabilities	4	(2)
Other liabilities	5	1

Net cash provided by (used for) operating activities	12	(1)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(28)	(6)
Increase in marketable securities	(21)	(209)
Decrease in marketable securities	202	209
Other	2	(4)

Net cash provided by (used for) investing activities	155	(10)

Cash flows from financing activities:
Net decrease in Invested deficit	812	6
Payments related to related party notes payable	(493)	—
Net change related to cash pooling and short-term notes	(482)	27

Net cash provided by (used for) financing activities	(163)	33

Effect of foreign exchange rate changes on cash and cash equivalents	7	6

Net increase (decrease) in cash and cash equivalents	11	28
Cash and cash equivalents at beginning of period	300	119

Cash and cash equivalents at end of period	$311	$147

The Notes to Combined Interim Financial Statements are an integral part of this statement.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Note 1. Basis of Presentation

The accompanying Combined Interim Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of the Transportation Systems business (“TS”, “the Business”, “the Company”, “we” or “our”) as they were historically managed in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Asbestos-related expenses, net of probable insurance recoveries, are presented within Other expense, net in the Combined Statements of Operations. For additional information, see Note 10 Commitments and Contingencies.

The Combined Interim Financial Statements are unaudited; however, in the opinion of management, they contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to state fairly the financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP applicable to interim periods. The Combined Interim Financial Statements should be read in conjunction with the audited annual Combined Financial Statements for the year ended December 31, 2017 of the Transportation Systems business included herein. The results of operations and cash flows for the three months ended March 31, 2018 should not necessarily be taken as indicative of the entire year.

We report our quarterly financial information using a calendar convention; the first, second and third quarters are consistently reported as ending on March 31, June 30 and September 30. It has been our practice to establish actual quarterly closing dates using a predetermined fiscal calendar, which requires our businesses to close their books on a Saturday in order to minimize the potentially disruptive effects of quarterly closing on our business processes. The effects of this practice are generally not significant to reported results for any quarter and only exist within a reporting year. In the event that differences in actual closing dates are material to year-over-year comparisons of quarterly or year-to-date results, we will provide appropriate disclosures. Our actual closing dates for the three months ended March 31, 2018 and 2017 were March 31, 2018 and April 1, 2017.

Note 2. Summary of Significant Accounting Policies

The accounting policies of the Business are set forth in Note 2 to the annual Combined Financial Statements for the year ended December 31, 2017 contained in the Business’s 2017 Combined Financial Statements. We include herein certain updates to those policies.

Sales Recognition—Product sales are recognized when we transfer control of the promised goods to our customer, which is based on shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring the promised goods.

In the sale of products in the OEM channel, the transaction price for these goods is equal to the agreed price of each unit and represents the standalone selling price for the unit.

In the sale of products in the aftermarket channel, the terms of a contract or the historical business practice can give rise to variable consideration due to, but not limited to, discounts and bonuses. We estimate variable consideration at the most likely amount we will receive from customers and reduce revenues recognized accordingly. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us.

Pension Benefits—On January 1, 2018, we retrospectively adopted the new accounting guidance contained in ASU 2017-07 which amends the presentation of net periodic pension costs. That guidance requires that we disaggregate the service cost component of net benefit costs and report those costs in the same line item or items

Confidential Treatment Requested by Garrett Transportation Systems Inc.

in the Combined Statement of Operations as other compensation costs arising from services rendered by the pertinent employees during the period. The other non-service components of net benefit costs are required to be presented separately from the service cost component.

Following the adoption of this guidance, we continue to record the service cost component of Pension ongoing (income) expense in Cost of goods sold. The remaining components of net benefit costs within Pension ongoing (income) expense, primarily interest costs and assumed return on plan assets, are now recorded in Non-operating (income) expense. We will continue to recognize net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plans’ projected benefit obligation (the corridor) annually in the fourth quarter each year (MTM Adjustment). The MTM Adjustment will also be reported in Non-operating (income) expense.

Recent Accounting Pronouncements—We consider the applicability and impact of all recent accounting standards updates (“ASU’s”) issued by the Financial Accounting Standards Board (FASB). ASU’s not listed below were assessed and determined to be either not applicable or are expected to have immaterial impact on the combined financial position or results of operations.

In February 2016, the FASB issued guidance on accounting for leases which requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases that will be effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. We expect to adopt the requirements of the new standard effective January 1, 2019. The guidance requires the use of a modified retrospective approach. We are currently evaluating our lease portfolio to assess the impact to the Combined Interim Financial Statements as well as planning for adoption and implementation of this standard, which includes assessing the impact on information systems and internal controls.

In August 2017, the FASB issued amendments to hedge accounting guidance. These amendments are intended to better align a company’s risk management strategies and financial reporting for hedging relationships. Under the new guidance, more hedging strategies will be eligible for hedge accounting and the application of hedge accounting is simplified. In addition, the new guidance amends presentation and disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, including the interim periods within those years. The guidance requires the use of a modified retrospective approach. We are currently evaluating the impact of the guidance on our Combined Financial Statements and whether we will early adopt this guidance.

In February 2018, the FASB issued guidance that allows for an entity to elect to reclassify the income tax effects on items within accumulated other comprehensive income resulting from U.S. tax reform to retained earnings. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, including interim periods within those years. We are currently evaluating the impact of this standard on our Combined Interim Financial Statements and whether we will make the allowed election.

Note 3. Related Party Transactions with Honeywell

The Combined Interim Financial Statements have been prepared on a stand-alone basis and are derived from the Consolidated Interim Financial Statements and accounting records of Honeywell.

Honeywell provided certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on the basis of the proportion of revenues. The Business and Honeywell consider the allocations to be a reasonable reflection of the benefits received by the Business. During the three months ended March 31, 2018 and 2017, TS was allocated $29 million, and $31 million, respectively, of general corporate expenses incurred by Honeywell, and such amounts are included within Selling, general and administrative expenses in the Combined

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Statements of Operations. As certain expenses reflected in the Combined Interim Financial Statements include allocations of corporate expenses from Honeywell, these statements could differ from those that would have been prepared had TS operated on a stand-alone basis.

Honeywell uses a centralized approach for the purpose of cash management and financing of its operations. The Business’ cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. The Company operates a centralized non-interest-bearing cash pool in U.S. and regional interest-bearing cash pools outside of U.S. As of March 31, 2018 and December 31, 2017, the Company had non-interest-bearing cash pooling balances of $(4) million and $51 million, respectively, which are presented in Invested deficit within the Combined Balance Sheets.

The Company received interest income for related party notes receivables of less than $1 million for the three months ended March 31, 2018 and 2017. Additionally, the Company incurred interest expense for related party notes payable of $1 million and less than $1 million for the three months ended March 31, 2018 and 2017, respectively.

Due from related parties, current consists of the following:

	March 31, 2018	December 31, 2017
Cash pooling and short-term notes receivables	$423	$495
Other tax receivables from Parent	27	26
Receivables from related parties	6	8
Related party notes receivables, current	—	1
Foreign currency exchange contracts	2	—

	$458	$530

Due from related parties, non-current consists of the following:

	March 31, 2018	December 31, 2017
Other tax receivables from Parent	$24	$23

	$24	$23

Due to related parties, current consists of the following:

	March 31, 2018	December 31, 2017
Cash pooling and short-term notes payables	$154	$545
Related party notes payables, current	—	484
Payables to related parties	31	51
Foreign currency exchange contracts	37	37

	$222	$1,117

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Net transfers to and from Honeywell are included within Invested deficit on the Combined Balance Sheet. The components of the net transfers to and from Honeywell for the three months ended March 31, 2018 and 2017 are as follows:

	Three Months Ended March 31,
	2018	2017
General financing activities	$1,842	$(26)
Distribution to Parent	(799)	—
Unbilled corporate allocations	29	31
Stock compensation expense and other compensation awards	7	5
Pension expense	2	2

Total net decrease in Invested deficit	$1,081	$12

Note 4. Revenue Recognition and Contracts with Customers

On January 1, 2018, the Company adopted the FASB’s updated guidance on revenue from contracts with customers, ASC 606 Revenue From Contracts With Customers (ASC 606), using the modified retrospective method applied to contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting.

The Company generates revenue through the sale of products to customers in the OEM and aftermarket channels. OEM and aftermarket contracts generally include scheduling agreements which stipulate the pricing and delivery terms which identifies the quantity and timing of the product to be transferred.

Revenue recognition will be generally consistent with the previous standard, with the exception of how we account for payments made to customers in conjunction with future business. Historically these payments were recognized as a reduction of revenue at the time the payments were made. Under ASC 606, these payments result in deferred reductions to revenue that are subsequently recognized when the products are delivered to the customer. The Company evaluates the amounts capitalized each period end for recoverability and expenses any amounts that are no longer expected to be recovered over the term of the business arrangement. These payments are recorded in Other current assets and Other assets in our Combined Balance Sheet. Upon adoption the cumulative impact of this change is as follows:

	December 31, 2017
	As reported	Adjustments	As adjusted
Combined Balance Sheet
Assets
Current assets:
Other current assets	$321	$7	$328
Other assets	2	47	49

Liabilities
Non-current liabilities:
Deferred income taxes	956	5	961

Equity (Deficit)
Invested deficit	(1,414)	49	(1,365)

Under the modified retrospective method of adoption, we are required to disclose the impact to revenues had we continued to follow our accounting policies under the previous revenue recognition guidance. We estimate the impact to revenues for the quarter ended March 31, 2018 was a decrease of $2 million. As of March 31, 2018,

Confidential Treatment Requested by Garrett Transportation Systems Inc.

deferred payments to customers recorded in Other current assets and Other assets in our Combined Balance Sheet were $8 million and $46 million, respectively. Refer to Note 2, Summary of Significant Accounting Policies for a summary of our significant policies for revenue recognition.

Disaggregated Revenue

Sales by region and channel are as follows:

	March 31, 2018
	OEM	Aftermarket	Total
United States	$95	$39	$134
Europe	479	40	519
Asia	238	12	250
Other International	7	5	12

	$819	$96	$915

We recognize virtually all of our revenues arising from performance obligations at a point in time. Less than 1% of our revenue is satisfied over time.

Contract Balances

The timing of revenue recognition, billings and cash collections results in unbilled receivables (contract assets) and billed accounts receivable, reported in Accounts, notes and other receivables – net, and customer advances and deposits (contract liabilities), reported in Accrued Liabilities, on the Combined Balance Sheet. Contract assets arise when the timing of cash collected from customers differs from the timing of revenue recognition. Contract assets are recognized when the revenue associated with the contract is recognized prior to billing and derecognized once invoiced in accordance with the terms of the contract. Contract liabilities are recorded in scenarios where we enter into arrangements where customers are contractually obligated to remit cash payments in advance of us satisfying performance obligations and recognizing revenue. Contract liabilities are generally derecognized when revenue is recognized.

These assets and liabilities are reported on the Combined Balance Sheet on a contract-by-contract basis at the end of each reporting period.

The following table summarizes our contract assets and liabilities balances:

2018
Contract assets—January 1	$5
Contract assets—March 31	14

Change in contract assets—Increase/(Decrease)	9

Contract liabilities—January 1	$(7)
Contract liabilities—March 31	(8)

Change in contract liabilities—Increase/(Decrease)	(1)

The increase in contract assets from December 31, 2017 to March 31, 2018 is primarily due to an increase in unbilled receivables related to the timing of billings.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is defined as the unit of account. A contract’s transaction price is allocated to each distinct performance

Confidential Treatment Requested by Garrett Transportation Systems Inc.

obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, typically each product sold to a customer represents a distinct performance obligation.

Virtually all of our performance obligations are satisfied as of a point in time. Performance obligations are supported by contracts with customers, providing a framework for the nature of the distinct goods, services or bundle of goods and services. The timing of satisfying the performance obligation is typically indicated by the terms of the contract. All performance obligations are expected to be satisfied within one year, with substantially all performance obligations being satisfied within a month.

The timing of satisfaction of our performance obligations does not significantly vary from the typical timing of payment, with cash advances (contract liabilities) and unbilled receivables (contract assets) being settled within 3 months. For some contracts, we may be entitled to receive an advance payment.

We have applied the practical expedient to not disclose the value of remaining performance obligations for contracts with an original expected term of one year or less.

Note 5. Accounts, Notes and Other Receivables—Net

	March 31, 2018	December 31, 2017
Trade receivables	$682	$592
Notes receivables	127	83
Other receivables	78	73

	887	748
Less—Allowance for doubtful accounts	(1)	(3)

	$886	$745

Trade Receivables include $22 million and $6 million of unbilled balances as of March 31, 2018 and December 31, 2017, respectively. These amounts are billed in accordance with the terms of customer contracts to which they relate. Unbilled receivables include $14 million and $5 million of contract assets as of March 31, 2018 and December 31, 2017, respectively. See Note 4 Revenue Recognition and Contracts with Customers.

Note 6. Inventories—Net

	March 31, 2018	December 31, 2017
Raw materials	$119	$118
Work in process	21	20
Finished products	72	73

	212	211
Less—Reserves	(24)	(23)

	$188	$188

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Note 7. Accrued Liabilities

	March 31, 2018	December 31, 2017
Asbestos-related liabilities	$185	$185
Customer pricing reserve	145	114
Compensation, benefit and other employee related	61	65
Repositioning	61	60
Product warranties and performance guarantees	30	28
Other taxes	30	22
Customer advances and deferred income(a)	7	21
Other (primarily operating expenses)	91	76

	$610	$571

(a)	Customer advances and deferred income include $7 million of contract liabilities as of both March 31, 2018 and December 31, 2017. See Note 4 Revenue Recognition and Contracts with Customers.

The Company accrued repositioning costs related to projects to optimize our product costs and to right-size our organizational structure. Expenses related to the repositioning accruals are included in Cost of goods sold in our Combined Statement of Operations.

	Severance Costs	Exist Costs	Total
Balance at December 31, 2016	$35	$8	$43
Q1 2017 charges	9	—	9
Q1 2017 usage—cash	(2)	(1)	(3)
Foreign currency translation	2	—	2

Balance at March 31, 2017	44	7	51

	Severance Costs	Exist Costs	Total
Balance at December 31, 2017	$53	$7	$60
Q1 2018 charges	2	—	2
Q1 2018 usage—cash	(3)	—	(3)
Foreign currency translation	2	—	2

Balance at March 31, 2018	54	7	61

Note 8. Financial Instruments and Fair Value Measures

Our credit, market and foreign currency risk management policies are described in Note 14, Financial Instruments and Fair Value Measures, of Notes to the annual Combined Financial Statements for the year ended December 31, 2017 in our 2017 Combined Financial Statements. At March 31, 2018 and December 31, 2017 we had contracts with notional amounts of $765 and $928 million, respectively, to exchange foreign currencies, principally the U.S. Dollar, Euro, Chinese Yuan, Japanese Yen, Mexican Peso, New Romanian Leu and Korean Won.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Financial and nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
Assets:
Foreign currency exchange contracts	$2	$—
Liabilities:
Foreign currency exchange contracts	$37	$37

The foreign currency exchange contracts are valued using quoted prices for similar assets or liabilities in active markets. As such, these derivative instruments are classified within Level 2.

The carrying value of Cash and cash equivalents, Marketable securities (Level 2), Account receivables, notes and other receivables, Due from related parties, Account payables, and Due to related parties contained in the Combined Balance Sheet approximates fair value.

Note 9. Accumulated Other Comprehensive Income (Loss)

Changes in Accumulated Other Comprehensive Income (Loss) by Component

	Foreign Exchange Translation Adjustment	Changes in Fair Value of Effective Cash Flow Hedges	Pension Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2016	$212	$42	$(11)	$243
Other comprehensive income (loss) before reclassifications	69	(8)	—	61
Amounts reclassified from accumulated other comprehensive income (loss)	—	(9)	—	(9)

Net current period other comprehensive income (loss)	69	(17)	—	52

Balance at March 31, 2017	$281	25	(11)	295

	Foreign Exchange Translation Adjustment	Changes in Fair Value of Effective Cash Flow Hedges	Pension Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2017	$284	$(35)	$(11)	$238
Other comprehensive income (loss) before reclassifications	(177)	(19)	—	(196)
Amounts reclassified from accumulated other comprehensive income (loss)	—	12	—	12

Net current period other comprehensive income (loss)	(177)	(7)	—	(184)

Balance at March 31, 2018	$107	(42)	(11)	54

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Note 10. Commitments and Contingencies

Asbestos Matters

Honeywell is a defendant in asbestos related personal injury actions mainly related to its legacy Bendix Friction Materials (“Bendix“) business. The Bendix business, manufactured automotive brake linings that contained chrysotile asbestos in an encapsulated form. Claimants consist largely of individuals who allege exposure to asbestos from brakes from either performing or being in the vicinity of individuals who performed brake replacements. In conjunction with TS’s separation from Honeywell, certain operations that were part of the Friction Materials business, along with the ownership of the Bendix trademark, will be transferred to TS.

The following tables summarize information concerning both Bendix and other asbestos related balances. Other represents asbestos liabilities related to claimants outside the United States.

Asbestos Related Liabilities

	Three Months Ended March 31, 2018
	Bendix	Other	Total
Beginning of the quarter	$616	$9	$625
Accrual for update to estimated liabilities	47	—	47
Asbestos related liability payments	(48)	(1)	(49)

End of the quarter	$615	$8	$623

Insurance Recoveries for Asbestos Related Liabilities

Three Months Ended March 31, 2018
Bendix
Beginning of the quarter	$123
Probable insurance recoveries related to estimated liability	4
Insurance receipts for asbestos related liabilities	(10)
Insurance receivables settlements and write offs	—
Other	—

End of the quarter	$117

Asbestos balances are included in the following balance sheet accounts:

	March 31, 2018	December 31, 2017
Other current assets	$17	$17
Insurance recoveries for asbestos related liabilities	100	106

	$117	$123
Accrued liabilities	$185	$185
Asbestos related liabilities	438	440

	$623	$625

Confidential Treatment Requested by Garrett Transportation Systems Inc.

The following tables present information regarding Bendix related asbestos claims activity:

	Three Months Ended March 31,	Years Ended December 31,
Claims Activity	2018	2017	2016
Claims Unresolved at the beginning of year	6,280	7,724	7,779
Claims Filed	625	2,645	2,830
Claims Resolved	(685)	(4,089)	(2,885)

Claims Unresolved at the end of the year	6,220	6,280	7,724

	Three Months Ended March 31,	Years Ended December 31,
Disease Distribution of Unresolved Claims	2018	2017	2016
Mesothelioma and Other Cancer Claims	2,981	3,062	3,490
Nonmalignant Claims	3,239	3,218	4,234

Total Claims	6,220	6,280	7,724

Honeywell has experienced average resolutions per claim excluding legal costs as follows:

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in whole dollars)
Malignant claims	$56,000	$44,000	$44,000	$53,500	$51,000
Nonmalignant claims	$2,800	$4,485	$100	$120	$850

It is not possible to predict whether resolution values for Bendix-related asbestos claims will increase, decrease or stabilize in the future.

Our Combined Interim Financial Statements reflect an estimated liability for resolution of pending and future Bendix-related asbestos claims. We have valued Bendix pending and future claims using average resolution values for the previous five years. We update the resolution values used to estimate the cost of Bendix pending and future claims during the fourth quarter each year.

The liability for future claims represents the estimated value of future asbestos-related bodily injury claims expected to be asserted against Bendix over the next five years. Such estimated cost of future Bendix-related asbestos claims is based on historic claims filing experience and dismissal rates, disease classifications, and resolution values in the tort system for the previous five years. Honeywell selected a five-year future time horizon as the basis for valuing probable future claims as we believe that the recognition of any loss for probable asbestos claims beyond the five-year period is not reasonably estimable due to the nature of Bendix automotive brake linings and Honeywell’s aggressive litigation strategy. Specifically, scientific research is demonstrating that brake dust from Bendix automotive brake linings does not cause disease and that mesothelioma is caused by other factors. Also, Honeywell, along with other defendant companies, continues to pursue aggressive legal strategies to change substantive and procedural standards governing claims relating to friction products like brake linings with a focus on strengthening product causation standards applied by the courts in asbestos personal injury cases. The inherent uncertainty that has resulted from emerging scientific and medical research and from the volatility of legal standards in asbestos cases and rulings that we expect to continue have made it difficult to predict asbestos claim rates, settlement values and dismissal rates in order to reasonably estimate any loss amount or range of loss for such claims beyond a five-year period. Such costs and insurance recoveries are recorded in Other expense, net.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Our insurance receivable corresponding to the liability for settlement of pending and future Bendix asbestos claims reflects coverage which is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Based on our ongoing analysis of the probable insurance recovery, insurance receivables are recorded in the Combined Interim Financial Statements simultaneous with the recording of the estimated liability for the underlying asbestos claims. This determination is based on our analysis of the underlying insurance policies, our historical experience with our insurers, our ongoing review of the solvency of our insurers, judicial determinations relevant to our insurance programs, and our consideration of the impacts of any settlements reached with our insurers.

The Company believes it has sufficient insurance coverage and reserves to cover all pending Bendix-related asbestos claims and Bendix-related asbestos claims estimated to be filed within the next five years.

Other Matters

We are subject to other lawsuits, investigations and disputes arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, prior acquisitions and divestitures, employee benefit plans, intellectual property, and environmental, health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. To date, no such matters are material to the Combined Statements of Operations.

Note 11. Pension Benefits

Certain TS employees participate in defined benefit pension plans (the “Shared Plans”) sponsored by Honeywell which includes participants of other Honeywell subsidiaries and operations. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. The related pension expense is based on annual service cost of active TS participants and reported within Cost of goods sold in the Combined Statements of Operations. The pension expense specifically identified for the active TS participants in the Shared Plans for the three months ended March 31, 2018 and 2017 was $2 million and $2 million, respectively.

Additionally, we sponsor a funded defined benefit pension plan covering the majority of our employees and retirees in Ireland (the “Ireland Plan”). Other pension plans sponsored by the Company outside of Ireland are not material to the Company either individually or in the aggregate.

Net periodic pension benefit costs for the Ireland Plan was less than $1 million for each of the three months ended March 31, 2018 and 2017.

Note 12. Subsequent Events

The Business evaluated subsequent events for recognition or disclosure through June 8, 2018, the date the Combined Financial Statements were available to be issued. No significant subsequent events were noted.